EXHIBIT 99.2

MA Technical Report on the Xavantina Operations, Mato Grosso, Brazil December 19, 2025 Rev. vF Report Prepared For: Ero Copper Corp. 1050 - 625 Howe Street Vancouver, BC V6C 2T6 Canada Authors and Qualified Persons: Branca Horta de Almeida Abrantes - MAIG Hugo Ribeiro de Andrade Filho – FAusIMM (CP) Leonardo de Moraes Soares, MAIG Paulo Roberto Bergmann Moreira – FAusIMM Porfírio Cabaleiro Rodriguez, FAIG Effective Date: June 30, 2025 Signature Date: December 19, 2025

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT The effective date of this report is June 30 , 2025 . The issue date of this report is December 19 , 2025 . See Appendix A for certificates of Qualified Persons, as such term is defined under National Instrument NI 43 - 101 , Standards of Disclosure for Mineral Projects (NI 43 - 101 ) . ii

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT LIST OF FIGURES ............................................................................................................................. ... ........................ IX LIST OF TABLES ............................................................................................................................. ... ........................ XIV 1 SUMMARY...................................................................................................................... ... ................................... 18 1. I NTRODUCTION ............................................................................................................................. ... ......... 18 2. P ROPERTY D ESCRIPTION AND L OCATION ................................................................................................. 18 3. G EOLOGY AND M INERALIZATION .............................................................................................................. 19 4. E XPLORATION ............................................................................................................................. ... .......... 20 5. D RILLING , S AMPLE P REPARATION , A NALYSIS AND S ECURITY ................................................................... 20 6. M INERAL R ESOURCE AND M INERAL R ESERVE E STIMATE ......................................................................... 21 7. M INING M ETHODS ............................................................................................................................. ... .... 24 8. R ECOVERY M ETHODS ............................................................................................................................. . 24 9. P ROJECT I NFRASTRUCTURE ..................................................................................................................... 25 10. P ERMITTING , E NVIRONMENTAL AND S OCIAL C ONSIDERATIONS ................................................................ 26 11. C APITAL AND O PERATING C OSTS ............................................................................................................ 27 12. C ONCLUSION AND R ECOMMENDATIONS ................................................................................................... 27 iii 2 INTRODUCTION ............................................................................................................................. ... .................. 31 2.1 2.2 2.3 2.4 2.5 2.6 I NTRODUCTION ............................................................................................................................. ... ......... 31 T ERMS OF R EFERENCE ............................................................................................................................ 31 Q UALIFICATIONS , E XPERIENCE AND I NDEPENDENCE ................................................................................ 31 S ITE V ISITS AND S COPE OF P ERSONAL I NSPECTION ................................................................................. 31 P RIMARY I NFORMATION S OURCES ........................................................................................................... 32 E FFECTIVE D ATE ............................................................................................................................. ... ..... 33 3 4 RELIANCE ON OTHER EXPERTS ..................................................................................................................... 34 PROPERTY DESCRIPTION AND LOCATION ................................................................................................... 35 4.1 4.2 4.3 4.4 4.5 4.6 4.7 4.8 4.9 L OCATION ............................................................................................................................. ... ................ 35 M INERAL T ITLE IN B RAZIL ........................................................................................................................ 35 M INING L EGISLATION , A DMINISTRATION AND R IGHTS ............................................................................... 36 E XPLORATION L ICENSES AND M INING C ONCESSIONS ............................................................................... 37 P ROJECT T ENURE ............................................................................................................................. ... .... 37 S URFACE R IGHTS AND L AND A CCESS ...................................................................................................... 39 R OYALTIES ............................................................................................................................. ... .............. 40 A GREEMENTS ............................................................................................................................. ... .......... 40 E NCUMBRANCES ............................................................................................................................. ... ..... 40 5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY.............. 41 5.1 A CCESSIBILITY ............................................................................................................................. ... ........ 41

Technical Report on the Xavantina Operations, Mato Grosso, Brazil
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5.2 PHYSIOGRAPHY 41
5.3 CLIMATE 41
5.4 VEGETATION 41
5.5 INFRASTRUCTURE 42
5.5.1 Mine Ramp 42
5.5.2 Process Plant 43
5.5.3 Waste Piles 43
5.5.4 Tailings Storage Facilities 44
5.5.5 Paste Fill Plant 44
5.5.6 Operational Support 44
5.5.7 Administrative Offices and Support 44
5.5.8 Medical Clinic 44
5.5.9 Water Supply 45
5.5.10 Gravel Airstrip 45
5.5.11 Energy Supply Infrastructure 45
6 HISTORY 46
6.1 OWNERSHIP HISTORY 46
6.2 EXPLORATION AND DRILLING 47
6.3 PRODUCTION 47
7 GEOLOGICAL SETTING AND MINERALIZATION 49
7.1 REGIONAL GEOLOGY 49
7.2 LOCAL GEOLOGY 50
7.2.1 Lithological Units 50
7.2.2 Structural Geology 51
7.3 MINERALIZATION 52
8 DEPOSIT TYPES 57
9 EXPLORATION 58
9.1 GEOLOGICAL MAPPING 58
9.2 STREAM SEDIMENT AND HEAVY MINERAL SAMPLING 63
9.3 SOIL SAMPLING 64
9.4 AUGER SAMPLING 67
9.5 CHANNEL SAMPLING 68
9.6 GEOPHYSICAL SURVEY 69
9.7 DENSITIES 71
9.8 DRONE SURVEY 72
9.9 SAMPLING METHOD 72
9.9.1 Stream Sediment Sampling 72
9.9.2 Heavy Mineral Sampling 73
9.9.3 Soil Sampling 73

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Technical Report on the Xavantina Operations, Mato Grosso, Brazil
FORM 43-101F1 TECHNICAL REPORT

10 DRILLING 74
10.1 Nova Xavantina Mineração Ltda. (1995) 76
10.2 Mineração Caraíba S.A. (2007-2014) 76
10.3 NX Gold (2013-2014) 77
10.4 NX Gold (2015) 77
10.5 NX Gold (2018 and 2019) 77
10.6 NX Gold (2020) 78
10.7 NX Gold (2021 to 2025) 78
11 SAMPLE PREPARATION, ANALYSIS AND QAQC 79
11.1 Sample preparation 82
11.2 Sample analysis 83
11.3 Sample security 85
11.4 Quality Assurance and Quality Control (QAQC) 85
11.4.1 2018-2023 QAQC Validation 86
11.4.2 2023-2025 QAQC Validation 104
11.5 Qualified Persons Opinion 121
12 DATA VERIFICATION 122
13 MINERAL PROCESSING AND METALLURGICAL TESTING 126
13.1 Metallurgical Recovery 126
13.2 Test Work Summary 126
13.3 Metallurgical Test Work 126
13.3.1 Sample Characterisation 126
13.3.2 Sequential Leach 127
13.3.3 Preg-Robbing Factor Tests 128
13.3.4 Whole Ore Leaching 128
13.3.5 Flotation Optimisation 129
13.3.6 Gravity Grind Optimisation 130
13.3.7 Bulk Composite Testwork 130
13.3.8 Gravity–Flotation–Gravity Process Tests 131
13.3.9 Gravity - Deslime - Flotation - Gravity Process Tests 132
13.3.10 Gravity–Leach Process Tests 133
13.3.11 Gravity Test, Santo Antônio 135
13.4 QP Opinion Summary 136
14 MINERAL RESOURCE ESTIMATES 138
14.1 Introduction 138
14.2 Database 138
14.3 3D Model 138
14.4 Exploratory Data Analysis and Compositing 140

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Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT 5. T REATMENT OF H IGH - G RADE A SSAYS ................................................................................................... 141 6. B LOCK M ODEL ............................................................................................................................. ... ...... 142 7. V ARIOGRAPHY ............................................................................................................................. ... ....... 143 8. G RADE E STIMATE ............................................................................................................................. ... .. 146 1. Ordinary Kriging......................................................................................................... 146 9. B ULK D ENSITY I NTERPOLATION ............................................................................................................. 147 10. G RADE E STIMATE V ALIDATION .............................................................................................................. 148 11. G OLD C ONCENTRATE ............................................................................................................................ 151 12. M INERAL R ESOURCE C LASSIFICATION ................................................................................................... 152 13. M INERAL R ESOURCE S TATEMENT .......................................................................................................... 154 1. Qualified Person Opinion .......................................................................................... 155 6 15 MINERAL RESERVE ESTIMATES ................................................................................................................... 156 1. D ILUTION ............................................................................................................................. ... ............... 156 2. E XTRACTION ............................................................................................................................. ... .......... 157 3. C UT - OFF G RADE ............................................................................................................................. ... .... 157 4. QP O PINION ............................................................................................................................. ... .......... 158 16 MINING METHODS ............................................................................................................................. ... ............ 159 1. S TOPE O PTIMIZATION ............................................................................................................................ 159 2. M INING C YCLES ............................................................................................................................. ... ..... 160 3. S TOPING S EQUENCE – S UBLEVEL S TOPING WITH P ASTE F ILL ................................................................ 161 4. L IFE OF M INE P RODUCTION M INE P LAN .................................................................................................. 161 5. G EOTECHNICAL C HARACTERIZATION ..................................................................................................... 162 16.5.1 16.5.2 16.5.3 16.5.4 16.5.5 16.5.6 16.5.7 16.5.8 16.5.9 Geotechnical Domains .............................................................................................. 162 Major Discontinuities and Structural Families........................................................ 163 Data Collection Methodology ................................................................................... 165 Ground Support Systems ......................................................................................... 169 Geotechnical Model Construction............................................................................ 171 Geotechnical Block Model ........................................................................................ 171 Geotechnical Basis .................................................................................................... 173 Paste Backfill: Paste Characterization, Testwork & Design.................................. 174 Geotechnical Design Parameters............................................................................. 181 6. U NDERGROUND E QUIPMENT F LEET ........................................................................................................ 182 7. D EWATERING ............................................................................................................................. ... ......... 183 8. D RILLING AND B LASTING ....................................................................................................................... 184 9. L OAD AND D UMP ............................................................................................................................. ... ... 185 10. V ENTILATION AND E MERGENCY E XIT ...................................................................................................... 186 11. S TAFF T ABLE ............................................................................................................................. ... ........ 187

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16.12 QP OPINION 187
17 RECOVERY METHODS 189
17.1 CRUSHING 191
17.2 GRINDING 191
17.3 FLOTATION 191
17.4 CARBON-IN-LEACH (CIL) 192
17.5 DESORPTION, ELECTROWINNING, ACID WASHING, AND SMELTING 192
17.6 REAGENT, POWER AND WATER USE 192
17.7 PROCESS PLANT EQUIPMENT AND SIMPLIFIED PLANT METRICS 193
18 INFRASTRUCTURE 196
19 MARKET STUDIES AND CONTRACTS 197
19.1 MARKET STUDIES 197
19.2 CONTRACTS 197
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT 198
20.1 ENVIRONMENTAL LICENSES AND PERMITS 198
20.2 ENVIRONMENTAL MANAGEMENT 198
20.2.1 Environmental Management System 198
20.2.2 Waste and Tailings Disposal 198
20.2.3 Biodiversity Management 199
20.2.4 Water Management 199
20.3 SOCIAL OR COMMUNITY IMPACT 199
20.4 CLOSURE CONSIDERATIONS 200
20.5 ENVIRONMENTAL PERMITS, PREVIOUS STUDIES AND CONSIDERATIONS 200
21 CAPITAL AND OPERATING COSTS 202
21.1 INTRODUCTION 202
21.2 CAPITAL COST ESTIMATES 202
21.3 OPERATING COST ESTIMATES 203
21.4 QP OPINION 203
22 ECONOMIC ANALYSIS 204
23 ADJACENT PROPERTIES 205
24 OTHER RELEVANT DATA AND INFORMATION 206
25 INTERPRETATION AND CONCLUSIONS 207
25.1 MINERAL RESOURCES 207
25.2 MINERAL RESERVES 207
26 RECOMMENDATIONS 208
26.1 MINERAL RESOURCES 208

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26.2 MINERAL RESERVES 208
26.3 MINERAL PROCESSING AND METALLURGICAL TESTING 208
26.4 BUDGET FOR RECOMMENDATIONS 209
27 REFERENCES 210

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Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Figure 4 - 1: Xavantina Operation location map (NX Gold, 2022)................................................................. 35 Figure 4 - 2: Xavantina mineral concessions map (NX Gold, 2025) ............................................................. 38 Figure 5 - 1: Xavantina Operation property layout (NX Gold, 2022) ............................................................. 42 Figure 5 - 2: Mine Portal (NX Gold, 2024)..................................................................................................... 43 Figure 7 - 1: Sketch of South America with Archean cratons and Middle - to - Late Mesoproterozoic and Neoproterozoic to Early Cambrian orogenic belts (Casquet et al., 2016)....................... 49 Figure 7 - 2 : Simplified geological map of the Paraguay Belt showing the areas of outcrop of the Araras, Cuiabá, Corumbá, Itapucumi and the Murciélago groups (Sial et al . 2016 , modified from Boggiani et al . 2010 ) ...................................................................................................... 50 Figure 7 - 3 : Photograph of S 1 and S 2 foliations . Access ramp to Buracão vein (NX Gold, 2018 ) ............... 52 Figure 7 - 4: Laminated quartz vein - Level - 380 (gpw - 380). In red, face channel sampling marking. (NX Gold, 2023) ............................................................................................................................. . 53 Figure 7 - 5: A) Long section showing the distribution of the four veins mineralized at NX Gold, looking south. B) Vertical section showing the Brás, Matinha, and Santo Antônio veins, looking east. 53 Figure 7 - 6: Sulfide - rich laminated quartz vein in the Santo Antônio (NX Gold, 2023) ................................ 54 Figure 7 - 7: A) Sulfide - rich laminated quartz vein in the Matinha body. B) Detailed pyrite crystals in the Matinha body (NX Gold, 2023)....................................................................................... 55 Figure 7 - 8: Quartz vein with high sulfidation (Pyrite and Galena) and high gold grade (NX Gold, 2018) ... 55 Figure 7 - 9: Buracão, Brás and Santo Antônio quartz veins with Pyrite, Galena, Sphalerite and high gold grade (NX Gold, 2018) ................................................................................................... 56 Figure 9 - 1: Geological map in the area of the Xavantina Operation at a scale of 1:10,000 showing the folded volcano - sedimentary sequence (Callori, and Maronesi, 2011) ...................................... 58 Figure 9 - 2: Composite vertical cross - section looking west (Neto, 2013). ................................................... 59 Figure 9 - 3: Illustrative geological map within the Santo Antônio vein (NX Gold, 2022) .............................. 60 Figure 9 - 4: The location of the rock samples distributed in our ANM mining processes (NX Gold, June 2025) ............................................................................................................................. ... ....... 61 Figure 9 - 5: Geological map produced by the NX Gold technical team for Mine Concession Area (NX Gold, 2025) ............................................................................................................................. . 62 Figure 9 - 6: Illustrative cross - section produced by the NX Gold technical team within the Santo Antônio vein (NX Gold, 2022) ............................................................................................................. 63 Figure 9 - 7: The location of the Stream Sediments and Heavy Mineral Samples distributed in our ANM mining processes. (NX Gold, June 2025) .................................................................................. 64 Figure 9 - 8: The location of the Soil Samples distributed in our ANM mining permits. (NX Gold, June 2025) ............................................................................................................................. ... ....... 66 Figure 9 - 9: The location of the auger holes distributed in our ANM mining processes. (NX Gold, June 2025) ............................................................................................................................. ... ....... 67 Figure 9 - 10 : Procedure of channel sampling in Santo Antônio vein (NX Gold, May 2024 ) ......................... 68 Figure 9 - 11 : Channel sampling in Santo Antônio vein (NX Gold, 2022 ) ..................................................... 69 Figure 9 - 12 : Airborne geophysical magnetic data for the Xavantina Operation area (NX Gold, 2018 ) ....... 70 Figure 10 - 1 : Drill hole traces at the Xavantina Operation (Xavantina, 2025 ) .............................................. 74 Figure 11 - 1 : Sample preparation and analysis Flow Chart (NX Gold, 2022 ) .............................................. 80 9

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 2: Photographs of standard operating procedures: (A) Geological and geotechnical core logging, sample selection for laboratory analysis; (B) density measurements ; (C) drill core cutting; (D) sampling of sawn core; (E) sample batch preparation for laboratory transfer; (F) core box storage (NX Gold, 2022).......................................................................................... 81 Figure 11 - 3: Duplicate drill hole sample analysis (NX Gold, 2018 to 2023) ................................................ 88 Figure 11 - 4: Duplicate channel sample analysis (NX Gold, 2018 to 2023)................................................. 89 Figure 11 - 5: Drill holes sampling OREAS - 230 CRM for the 2018 to 2023 campaign ................................. 91 Figure 11 - 6: Drill holes sampling OREAS - 234 CRM for the 2018 to 2023 campaign ................................. 91 Figure 11 - 7: Drill holes sampling OREAS - 235 CRM for the 2018 to 2023 campaign ................................. 92 Figure 11 - 8: Drill holes sampling OREAS - 238 CRM for the 2018 to 2023 campaign ................................. 92 Figure 11 - 9: Drill holes sampling OREAS - 240 CRM for the 2018 to 2023 campaign ................................. 93 Figure 11 - 10: Drill holes sampling OREAS - 242 CRM for the 2018 to 2023 campaign ............................... 93 Figure 11 - 11: Drill holes sampling ITAK - 524 CRM for the 2018 to 2023 campaign.................................... 94 Figure 11 - 12: Drill holes sampling ITAK - 527 CRM for the 2018 to 2023 campaign.................................... 94 Figure 11 - 13: Drill holes sampling ITAK - 567 CRM for the 2018 to 2023 campaign.................................... 95 Figure 11 - 14: Drill holes sampling ITAK - 586 CRM for the 2018 to 2023 campaign.................................... 95 Figure 11 - 15: Drill holes sampling ITAK - 591 CRM for the 2018 to 2023 campaign.................................... 96 Figure 11 - 16: Drill holes sampling ITAK - 621 CRM for the 2018 to 2023 campaign.................................... 96 Figure 11 - 17: Drill holes sampling ITAK - 637 CRM for the 2018 to 2023 campaign.................................... 97 Figure 11 - 18: Channel sampling OREAS - 230 CRM for the 2018 to 2023 campaign ................................. 97 Figure 11 - 19: Channel sampling OREAS - 234 CRM for the 2018 to 2023 campaign ................................. 98 Figure 11 - 20: Channel sampling OREAS - 238 CRM for the 2018 to 2023 campaign ................................. 98 Figure 11 - 21: Channel sampling OREAS - 240 CRM for the 2018 to 2023 campaign ................................. 99 Figure 11 - 22: Channel sampling OREAS - 242 CRM for the 2018 to 2023 campaign ................................. 99 Figure 11 - 23: Channel sampling ITAK - 524 CRM for the 2018 to 2023 campaign .................................... 100 Figure 11 - 24: Channel sampling ITAK - 527 CRM for the 2018 to 2023 campaign .................................... 100 Figure 11 - 25: Channel sampling ITAK - 567 CRM for the 2018 to 2023 campaign .................................... 101 Figure 11 - 26: Channel sampling ITAK - 591 CRM for the 2018 to 2023 campaign .................................... 101 Figure 11 - 27: Channel sampling ITAK - 637 CRM for the 2018 to 2023 campaign .................................... 102 Figure 11 - 28 : Blanks graph for drill holes sampling from 2018 to 2023 .................................................... 102 Figure 11 - 29 : Blanks graph of Fire Assay method for channel sampling from 2018 to 2023 .................... 103 Figure 11 - 30 : Blanks graph of ScreenFire Assay method for channel sampling from 2018 to 2023 ........ 104 Figure 11 - 31 : Practical Detection Limit graph ........................................................................................... 106 Figure 11 - 32 : Max - Min plot for the duplicate samples using the hyperbolic method . MG is the code used for Core Duplicates ............................................................................................................ 107 Figure 11 - 33 : Max - Min plot for the pulp duplicate samples using the hyperbolic method ......................... 108 Figure 11 - 34 : Max - Min plot for the coarse duplicate samples using the hyperbolic method ..................... 109 Figure 11 - 35 : Max - Min plot for the channel field duplicate samples using the hyperbolic method ........... 110 10

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101 F 1 TECHNICAL REPORT Figure 11 - 36: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 230 CRM for the 2023 to 2025 campaign..................................................................... 111 Figure 11 - 37: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 231 CRM for the 2023 to 2025 campaign..................................................................... 111 Figure 11 - 38: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 235 CRM for the 2023 to 2025 campaign..................................................................... 112 Figure 11 - 39: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 238 CRM for the 2023 to 2025 campaign..................................................................... 112 Figure 11 - 40: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 240 CRM for the 2023 to 2025 campaign..................................................................... 113 Figure 11 - 41: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 242 CRM for the 2023 to 2025 campaign..................................................................... 113 Figure 11 - 42: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 243 CRM for the 2023 to 2025 campaign..................................................................... 114 Figure 11 - 43: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 245 CRM for the 2023 to 2025 campaign..................................................................... 114 Figure 11 - 44: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 231 CRM for the 2023 to 2025 campaign..................................................................... 115 Figure 11 - 45: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 235 CRM for the 2023 to 2025 campaign..................................................................... 115 Figure 11 - 46: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 238 CRM for the 2023 to 2025 campaign..................................................................... 116 Figure 11 - 47: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 240 CRM for the 2023 to 2025 campaign..................................................................... 116 Figure 11 - 48: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 242 CRM for the 2023 to 2025 campaign..................................................................... 117 Figure 11 - 49: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 243 CRM for the 2023 to 2025 campaign..................................................................... 117 Figure 11 - 50: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 245 CRM for the 2023 to 2025 campaign..................................................................... 118 Figure 11 - 51: Coarse - grained blank material analyzed by Fire Assay for drill holes sampling (June, 2025) ............................................................................................................................. ... ..... 119 Figure 11 - 52 : Coarse - grained blank material analyzed by Screen Fire Assay for drill holes sampling (June, 2025 ) ............................................................................................................................ 119 Figure 11 - 53 : Fine - grained blank material analyzed by Fire Assay for drill holes sampling (June, 2025 ) 120 Figure 11 - 54 : Coarse - grained blank material analyzed by Fire Assay for channel sampling ................... 121 Figure 12 - 1 : Data verification : Sampling procedures (September 2022 ) .................................................. 123 Figure 12 - 2 : Data verification : Drillhole inspection at core shed (September 2025 ) ................................. 123 Figure 12 - 3 : Data verification : Sulfide quartz vein in underground mine (September 2025 ) ..................... 124 Figure 12 - 4 : Data verification : Underground mine stope (September 2025 ) ............................................. 124 Figure 12 - 5 : Data verification : Technical discussion in underground ore access drift during site visit (September 2025 ) ........................................................................................................ 125 Figure 12 - 6 : Data verification : Processing plant (September 2022 ) .......................................................... 125 11

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Figure 13 - 1: Results from bottle roll tests ................................................................................................. 129 Figure 13 - 2: Comparison of 24 h leach tests ............................................................................................ 134 Figure 13 - 3: Comparison of 8 h leach tests .............................................................................................. 134 Figure 13 - 4: Comparison of 6h leach tests ............................................................................................... 135 Figure 13 - 5: Falcon Concentrator L40 - Laboratory Size.......................................................................... 135 Figure 13 - 6: Test work block diagram....................................................................................................... 136 Figure 14 - 1: Grade shell domains: 201 and 401, Santo Antônio and Matinha (NX Gold, September 2025) ............................................................................................................................. ... ..... 139 Figure 14 - 2 : Grade shell domains : 201 and 401 – looking east (NX Gold, September 2025 ) .................. 140 Figure 14 - 3 : Cumulative probability plot for Au – Santo Antônio (NX Gold, September 2025 ) ................. 141 Figure 14 - 4 : Cumulative probability plot for Au – Matinha (NX Gold, September 2025 ) ........................... 142 Figure 14 - 5 : Variogram, Au (g/t) - Santo Antônio (NX Gold, September 2025 ) ........................................ 144 Figure 14 - 6 : Variogram, Au (g/t) - Matinha (NX Gold, September 2025 ) .................................................. 145 Figure 14 - 7 : Swath Plot along X, Y, and Z Direction for Au (g/t) – Santo Antônio (NX Gold, September 2025 ) ............................................................................................................................. ... ..... 148 Figure 14 - 8: Swath Plot along X, Y, and Z Direction for Au (g/t) – Matinha (NX Gold, September 2025). 149 Figure 14 - 9: Visual validation cross - section – Santo Antônio Domain (NX Gold, September 2025) ........ 150 Figure 14 - 10: Visual validation cross section – Matinha Domain (NX Gold, September 2025) ................ 150 Figure 14 - 11: Example of sample collection for in situ density determination (NX Gold, September 2025) ............................................................................................................................. ... ..... 151 Figure 14 - 12: Block model for the gold concentrate, showing assay results from 25 auger drill holes and the wet – dry limit (NX Gold, September 2025) .................................................................... 152 Figure 14 - 13: Block model classified by resource category – Santo Antônio and Matinha (NX Gold, September 2025).......................................................................................................... 153 Figure 16 - 1: MSO Shapes (in green) and solids (blue and gray) (NX Gold,, September, 2025) .............. 160 Figure 16 - 2: Schematic representation of the sublevel stoping sequence with paste fill (GE21, September 2025) ............................................................................................................................ 161 Figure 16 - 3: Stereonets showing the main discontinuity families. A – Sn (Main foliation) / B – Ctt (Lithological contacts) / C and D – Jn (Main joint sets). NX Gold, 2025. .......................................... 164 Figure 16 - 4: Geomechanical mapping along workings. (NX Gold, 2025) ................................................. 165 Figure 16 - 5: Rock mass quality histograms as a function of RQD and Barton Q system. (NX Gold, 2025.) ............................................................................................................................. ... ..... 166 Figure 16 - 6: Core holes logged with geomechanical classifications (B) defined according to geological intervals (A). (NX Gold, 2025) ...................................................................................... 167 Figure 16 - 7: Relationship between the number of intervals in each geomechanical class (Ore). (NX Gold, 2025) ............................................................................................................................ 168 Figure 16 - 8: Relationship between the number of intervals in each geomechanical class (Ore). (NX Gold, 2025) ............................................................................................................................ 168 Figure 16 - 9: Relationship between the number of intervals in each geomechanical class (HangingWall). (NX Gold, 2025) .................................................................................................................. 169 Figure 16 - 10: Q - System design chart ....................................................................................................... 170 12

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Figure 16 - 11: Block model - Santo Antônio Mine (NX Gold, 2025)............................................................ 172 Figure 16 - 12: Block model - Matinha Mine (NX Gold, 2025) ................................................................... 172 Figure 16 - 13: Sectional analyses (NX Gold, 2025)................................................................................... 173 Figure 16 - 14: Particle size distribution(s), coarse and fine tailings fractions (LCT, 2020) ........................ 175 Figure 16 - 15: Particle size distribution(s), coarse and fine tailings fractions as well as the 75%/25% blended tailings product (LCT, 2020) ......................................................................................... 176 Figure 16 - 16: Sample preparation for 9% cement (a) and 7% cement (b) (LCT, 2020) ........................... 177 Figure 16 - 17: UPV Results (LCT, 2020) ................................................................................................... 178 Figure 16 - 18: Xavantina paste fill plant (NX Gold, 2024).......................................................................... 180 Figure 16 - 19: Xavantina paste fill plant, Piston Pump Duplex KSP 220XL + EHS 4500 (NX Gold, 2024)181 Figure 16 - 20: Drill and blast plan for mine development. - ....................................................................... 184 Figure 16 - 21: Drill and Blast plan for cut - and - fill mining. .......................................................................... 185 Figure 16 - 22: Schematic layout of the underground ventilation system and emergency escapeways (NX Gold, June 2025).......................................................................................................... 187 Figure 17 - 1: Process flowsheet (NX Gold, 2025)...................................................................................... 190 Figure 17 - 2: Tailings disposal (NX Gold, 2025) ........................................................................................ 190 13

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Table 1 - 1: Mineral Resource Estimate........................................................................................................ 21 Table 1 - 2: Mineral Reserve Estimate.......................................................................................................... 23 Table 1 - 3: Mineral Reserve Cut - off Parameters ......................................................................................... 24 Table 1 - 4: Historical Production at the Xavantina Operations .................................................................... 25 Table 1 - 5: Total LOM Capital Expenditure Estimate................................................................................... 27 Table 1 - 6: Average LOM Operating Costs.................................................................................................. 27 Table 1 - 7: GE21 Recommended Work Program ........................................................................................ 30 Table 2 - 1: Qualified Persons Site Visits...................................................................................................... 32 Table 4 - 1: Xavantina Mineral Concessions................................................................................................. 39 Table 6 - 1: Historical Drilling ........................................................................................................................ 47 Table 6 - 2: Historic Production of the Xavantina Operation ......................................................................... 48 Table 7 - 1: Simplified Lithologic Categories (Desrochers, 2017) ................................................................. 51 Table 9 - 1: Density data (Santo Antônio and Matinha Veins) ...................................................................... 72 Table 10 - 1: Mine Surface Drilling Summary ............................................................................................... 75 Table 10 - 2: Underground Drilling Summary................................................................................................ 76 Table 10 - 3: Regional Drilling Summary ...................................................................................................... 76 Table - 11 - 1: Analytical procedures summary............................................................................................... 84 Table 11 - 2: Data for drillhole sampling from 2018 to 2023 ......................................................................... 86 Table 11 - 3: Data for channel sampling from 2018 to 2023 ......................................................................... 86 Table 11 - 4: Control summary by standard for drill hole sampling ............................................................... 90 Table 11 - 5 : Control summary by standard for channel sampling ................................................................ 90 Table 11 - 6 : Control samples frequency for drill holes sampling from 2023 to Report effective date ........ 105 Table 11 - 7 : Control samples frequency for channel sampling from 2023 to effective date ....................... 105 Table 11 - 8 : Evaluation of core duplicate samples for the ALS laboratory ................................................. 107 Table 11 - 9: Evaluation of pulp duplicate samples for the ALS laboratory................................................. 107 Table 11 - 10: Evaluation of pulp duplicate samples for the ALS laboratory............................................... 108 Table 11 - 11: Evaluation of channel field duplicate samples for the ALS laboratory ................................. 109 Table 11 - 12: Coarse - grained blank results summary for channel sampling ............................................. 120 Table 13 - 1: Processing route results ........................................................................................................ 126 Table 13 - 2: Assayed head grades ............................................................................................................ 127 Table 13 - 3: ICP Composite Characterization............................................................................................ 127 Table 13 - 4: Diagnostic leach summary results ......................................................................................... 128 Table 13 - 5: Preg - robbing factor test summary.......................................................................................... 128 Table 13 - 6: Summary of whole of ore leach tests..................................................................................... 129 Table 13 - 7: Summary of Flotation Test Results........................................................................................ 130 Table 13 - 8: Results of gravity testwork ..................................................................................................... 130 14

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Table 13 - 9: Bulk testing summary data .................................................................................................... 131 Table 13 - 10: Test concentrate grinding optimisation ................................................................................ 132 Table 13 - 11: Concentrate kerosene addition optimization........................................................................ 132 Table 13 - 12: Test Summary ..................................................................................................................... 133 Table 13 - 13: Test Knelson Tail CIL Summary Data.................................................................................. 133 Table 13 - 14: Gravity test work results ...................................................................................................... 136 Table 14 - 1: Resource Database Summary............................................................................................... 138 Table 14 - 2: Exploratory Data Analysis of composited and raw data for Santo Antônio – Drillhole and channel samples (Au) ................................................................................................................ 140 Table 14 - 3: Exploratory Data Analysis of composited and raw data for Matinha – Drillhole and channel samples (Au) ................................................................................................................ 141 Table 14 - 4: Block model dimensions ........................................................................................................ 142 Table 14 - 5: Block Model Attributes ........................................................................................................... 143 Table 14 - 6: Variogram model - Santo Antônio and Matinha ..................................................................... 146 Table 14 - 7: Au Grade Interpolation Strategy ............................................................................................ 147 Table 14 - 8: Exploratory data analysis of composited and raw data for Santo Antônio and Matinha - Density ............................................................................................................................. ... ..... 147 Table 14 - 9: Density Interpolation - Inverse Distance Weighting Strategy ................................................. 148 Table 14 - 10: RPEE factors used in the current Mineral Resources Estimate........................................... 154 Table 14 - 11: Underground Mining Geometrical Grade Shell Parameters................................................. 154 Table 14 - 12: Mineral Resource Table, Xavantina Operations .................................................................. 154 Table 15 - 1: Mineral Reserve Estimate...................................................................................................... 156 Table 15 - 2: Planned dilution ..................................................................................................................... 157 Table 15 - 3: Cut - Off Grade Calculation ..................................................................................................... 157 Table 16 - 1 : Longhole Stopes with Paste Fill Optimization Parameters (September, 2025 ) ...................... 160 Table 16 - 2 : Mining and Processing Operational Summary ....................................................................... 162 Table 16 - 3 : Geotechnical Domains ........................................................................................................... 162 Table 16 - 4: Discontinuity sets up to 2025. ................................................................................................ 164 Table 16 - 5: Santo Antônio Block Model Parameters ................................................................................ 171 Table 16 - 6: Matinha Block Model Parameters .......................................................................................... 171 Table 16 - 7: Particle Size Distribution........................................................................................................ 175 Table 16 - 8: Physical properties of 75% coarse / 25% fine tailings blend (LCT, 2020).............................. 176 Table 16 - 9: UCS Results at 7% and 9% by weight................................................................................... 177 Table 16 - 10: UCS Results at 7% and 9% by weight................................................................................. 178 Table 16 - 11: Pumping Segment Design, LOM Plan ................................................................................. 179 Table 16 - 12: Equipment Fleet................................................................................................................... 182 Table 16 - 13: Dewatering infrastructure..................................................................................................... 183 Table 16 - 14: Drilling equipment ................................................................................................................ 185 15

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT Table 16 - 15: Dimension and blast hole requirements of development mining.......................................... 185 Table 16 - 16: Loading and Dumping equipment ........................................................................................ 185 Table 16 - 17: Underground mine staff ....................................................................................................... 187 Table 17 - 1: Power and Water Usage........................................................................................................ 192 Table 17 - 2: Processing Plant Equipment.................................................................................................. 194 Table 17 - 3: Simplified Key Operating Metrics........................................................................................... 195 Table 19 - 1: Gold and Silver Prices ........................................................................................................... 197 Table 20 - 1: Closure & reclamation activities and estimated costs, in BRL ............................................... 200 Table 21 - 1: Total LOM Capital Expenditure Estimate............................................................................... 202 Table 21 - 2: Average LOM Operating Costs.............................................................................................. 203 Table 26 - 1: GE21 Recommended Work Program .................................................................................... 209 16

Technical Report on the Xavantina Operations, Mato Grosso, Brazil FORM 43 - 101F1 TECHNICAL REPORT APPENDIX LIST OF APPENDICES DESCRIPTION A 17 Technical Report QP Signature Page & Certificates

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The purpose of this report (the “Report” or “Technical Report”) is to set out and provide background and supporting information on the current Mineral Resources and Mineral Reserves for the Xavantina Operation, a producing underground gold mining operation (the “Xavantina Operation”) located in the State of Mato Grosso, Brazil and wholly - owned by NX Gold S . A . (NX Gold), a company formed under the laws of Brazil . The effective date of this Report is June 30 , 2025 (the “Effective Date”), and the issue date of this Report is December 19 , 2025 . GE 21 Consultoria Mineral Ltda . prepared this Report (GE 21 ) on behalf of Ero Copper Corp . (Ero Copper) of Vancouver, Canada and existing under the British Columbia Business Corporations Act . Ero Copper is a Brazil - focused, growth - oriented copper and gold producer with operations in Brazil and corporate headquarters in Vancouver, B . C . The Company's primary asset is a 99 . 6 % interest in the Brazilian copper mining company, Mineração Caraíba S . A . (MCSA), owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil . The Company also owns, through its subsidiary Ero Gold Corp . (Ero Gold), 97 . 6 % of NX Gold, which owns the Xavantina Operations, an operating gold mine located in Mato Grosso State, Brazil . The Xavantina Operation was constructed and commenced commercial production in 2012 , with the first full year of production occurring in 2013 . This Report and estimates herein have been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43 - 101 - Standard of Disclosure for Mineral Projects (NI 43 - 101 ) . The Report provides a summary of the work completed by Ero Copper and its independent consultants as of the Effective Date . All dollar amounts presented in the Report are stated in US dollars, unless otherwise specified . The Brazilian currency is the Brazilian real . All measurement units used in this Report are metric, unless otherwise noted . The Xavantina Operation is located in the eastern portion of the State of Mato Grosso, Brazil . The mine is located 18 kilometers (km) west of the town of Nova Xavantina, with a population of approximately 26 , 000 people, and approximately 660 km east of Cuiabá, the capital city of Mato Grosso . As of the Effective Date of this Report, properties held by NX Gold consist of two Mining Concessions covering 631 . 59 ha, 20 adjacent Exploration Licenses covering a total of 133 , 112 ha, and two Mining Permit Applications covering a total of 443 ha . The 24 licences, leases, and applications cover a total Project area of 134 , 187 ha . Within the mining concessions, NX Gold holds 100 % legal and beneficial ownership, including surface rights . There are no time constraints provisioned with the mining concessions ; however, operating permits and licenses are issued and renewed in the normal course of business, in accordance with the nature of each permit and the requirements therein . All relevant licenses and operational permits in support of the mine’s operation are in good standing . Within the exploration licences, NX Gold’s interests include the right to access the property and to engage in exploration, development, processing, and construction activities in 18

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT support of mineral exploration and development . Where applicable, compensation is provided to the holder of surface rights for occupation or loss caused by the work . All exploration licenses are currently valid, and for concessions where expiration dates are approaching, applications have been or are expected to be submitted for renewal at the time of expiry . In certain areas, the timing and location of surface exploration drilling are subject to the receipt of specific environmental drilling permits and associated land certifications ; NX Gold currently has, or expects to obtain in the near term, the permits required to conduct planned surface exploration programs . Gold mineralization at the Xavantina Operation characterized as shear - zone - hosted, sulphide - rich, laminated quartz veins developed within the northeast - trending Araés shear zone . The Araés shear zone crosscuts a strongly deformed and metamorphosed volcano - sedimentary sequence of the Proterozoic Cuiabá Group and is locally associated with felsic intrusive rocks . Mineralization is structurally controlled and occurs within a series of subparallel quartz veins that collectively form a broader shear - zone vein system . Economic gold mineralization identified to date, both historic and current, is hosted within four principal sulphide - rich quartz veins or vein systems, from west to east : Buracão, Santo Antônio, Brás, and Matinha . These veins are developed within strongly deformed metamorphosed sedimentary and volcanic rocks that generally trend northeast, parallel to the Araés shear zone . The veins exhibit a characteristic laminated texture parallel to vein contacts, defined by alternating bands of quartz and foliated host rock, reflecting multiple pulses of mineralized fluid during vein formation . Current mining activities are focused on the Santo Antônio vein, a major sulphide - rich laminated quartz vein that dips approximately 40 degrees to the north - northwest, strikes west - southwest, and plunges moderately to the north . Prior to the second half of 2019 , mining was conducted primarily on the Brás and Buracão veins, located to the east and west of the Santo Antônio vein, respectively . The Matinha vein, located east of the Brás, Santo Antônio, and Buracão veins, plunges in the same general direction as the Santo Antônio vein and exhibits mineralization characteristics comparable to those observed in the Santo Antônio vein and other economic quartz veins previously mined on the property . Ongoing work is evaluating the continuity of grade and thickness at Matinha, with additional exploration drilling planned to further test extensions along strike and at depth . Vein thickness varies throughout the deposit, averaging approximately 4 metres, with local thicknesses of up to 10 metres commonly observed, particularly within the Brás vein and at deeper levels of the Santo Antônio vein . Where gold occurs in economic concentrations, quartz veins typically contain approximately 2 to 15 percent total sulphides, dominated by pyrite and galena, with lesser amounts of chalcopyrite, bornite, pyrrhotite, and sphalerite . The Buracão vein, located in the western portion of the mining concession, comprises a primary laminated vein measuring approximately 100 metres in strike length in the upper levels of the mine, dipping about 45 degrees to the northwest, and approximately 70 metres in strike length in the lower levels, dipping about 40 degrees to the northwest . The Brás vein, located east of the Buracão vein, includes a primary laminated vein currently extending approximately 220 metres in strike length in the upper levels of the mine and approximately 50 metres in strike length in the lower levels . The Santo Antônio vein, situated between the Brás and Buracão veins, currently extends over approximately 350 metres in strike length . 19

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The Matinha vein currently extends over approximately 130 metres in strike length and remains open along strike and at depth . Continued drill testing of the Santo Antônio, Brás and Matinha veins is planned for 2025 , with a focus on identifying extensions along strike and down plunge . To date, mineralogical and textural characterization indicates that all veins hosting economic gold mineralization at the Xavantina Operation share similar structural controls, mineral assemblages, and vein textures, supporting the interpretation of a coherent shear - zone - hosted vein system . The occurrence of gold in the Araés shear zone has been known for over 80 years . Although limited information is available, extensive artisanal (garimpeiro) mining activity occurred in both surface and underground operations prior to the formalization of the mine concessions in 1990 . Between 1985 and 2004 two companies, Mineração Araés and Mineração Nova Xavantina, conducted geological and metallurgical studies, geological mapping, and a total of 2 , 306 m of drilling in 8 diamond drill holes . In 2004 , MCSA acquired the mineral and surface rights for the property . Between 2006 and 2012 , MCSA drilled a total of 43 , 536 m in 236 surface diamond drill holes . In 2013 , the property was transferred to NX Gold, a subsidiary of MCSA . Between 2013 and 2015 , NX Gold drilled a total of 27 , 802 m in 104 surface diamond drill holes and a total of 9 , 426 m in 107 underground diamond drill holes . In December of 2016 , MCSA (and its interest in NX Gold) was acquired by Ero Copper . Other exploration activities undertaken from 2013 to 2015 included regional geological mapping, soil sampling, and a 1 , 969 line - kilometer airborne magnetic survey . Since 2018 , NX Gold initiated the largest series of drill programs undertaken on the dproperty to date, completing a total of 155 , 912 m of drilling in 254 surface diamond drill holes and 26 , 442 . 97 m in 87 underground drill holes, resulting in the discovery and continued delineation of the Santo Antônio and the Matinha veins . In total, the 2018 - 2025 drill programs conducted by the Company represent more than 60 % of the total drill meterage drilled on the property . The drill programs followed standard industry procedures including measuring core recovery, rock quality designation (RQD), core photography, geological core logging, sampling, and assaying . NX Gold inserts a series of certified reference materials, blanks, and laboratory duplicates in the stream of samples as part of its quality assurance and quality control (QA/QC) procedures . Several drill programs have been conducted at the Xavantina Operation . Prior to the 2018 - 2025 drill programs, the bulk of drilling occurred from 2006 to 2012 , when MCSA held the property . The global drill hole database includes 937 drill holes, totaling 310 , 020 . 27 m of drilling . From this total, 141 drill holes totalling 45 , 081 meters were drilled in the regional targets . Drilling and assaying undertaken in support of the current Mineral Resource and Mineral Reserve estimate have been carried out using sampling, security and QA/QC procedures that are in line with industry best practices . The QP believes that, based on the available information on Xavantina’s operations, the operating cost and capital cost estimations adhere to best practices outlined in the CIM guidelines . The estimate effectively incorporates detailed cost breakdowns for mining, processing, and general administration, while also leveraging existing operating data to support its planned production expansion . 20

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Beginning in 2015 , a full QA/QC program meeting generally recognized industry best practices has been in use . Standardized procedures are used in all aspects of the exploration data acquisition and management, including surveying, drilling, sampling, sample security, assaying, and database management . The QA/QC measures, as part of the routine core sampling procedures, include the insertion of blank, standard, and duplicate samples to measure precision, accuracy, and potential laboratory contamination, and to verify fire assay and screen fire assay results produced by the Xavantina laboratory and external laboratories . For the 2014 to 2025 drilling programs, control samples were inserted at a frequency of 1 certified reference material, 1 blank, and 1 duplicate pulp sample every 30 samples for surface exploration drill holes and every 10 samples for underground drill holes . Mineral Resources The Mineral Resource estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10 , 2014 (the “CIM Standards”), and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 29 , 2019 (the “CIM Guidelines”) . Grade shells based on a threshold of 0 . 1 g/t Au were used to generate a 3 D mineralization model of the Xavantina Operations . Within the grade shells, mineral resources were estimated using ordinary kriging with a block size of 10 (x) m by 10 (y) m by 2 m (z), with a minimum sub - block size of 1 . 25 m (x) by 1 . 25 m (y) by 0 . 5 m (z) . The mineral resource estimate was constrained using a minimum stope dimension of 2 m (x) by 2 m (y) by 1 . 5 m (z), a cut - off of 1 . 46 g/t Au based on underground mining and processing costs of US $ 107 per tonne and a gold price of US $ 2 , 500 per ounce . The 2025 inferred mineral resource estimate for the gold concentrate was determined using gold fire assay analyses data compiled from 25 auger drill holes drilled at an approximate spacing of 12 . 5 m, at depths ranging between 2 to 3 m . Auger holes were sampled on 1 m intervals, producing 68 samples . Samples were analyzed for gold content at the Xavantina laboratory using fire assay and verified by an independent third - party laboratory (see Quality Assurance and Quality Control) . Grade estimation within the gold concentrate stockpile was determined using the inverse quadratic distance (IQD) interpolation method constrained to the volume that was sampled . The Xavantina Operation Mineral Resource estimate was subdivided into two mineralized veins : Santo Antônio and Matinha ; the Mineral Resource also includes the gold concentrate . The Mineral Resource effective date of June 30 , 2025 , is presented in Table 1 - 1 . Table 1 - 1: Mineral Resource Estimate 21 oz. (000's) Au g/t Tonnes (000's) Category Mineral Resources 80.8 8.05 312 Measured Santo Antônio 548.2 8.75 1,949 Indicated 628.9 8.65 2,261 Measured + Indicated 316.5 9.31 1,057 Inferred 35.1 11.11 98 Indicated Matinha

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 19.7 7.26 84 Inferred 29.3 37.41 24 Inferred Gold Concentrate 80.8 8.05 312 Measured Total 583.3 8.86 2,047 Indicated 664.0 8.75 2,359 Measured + Indicated 365.4 9.75 1,166 Inferred 22 1. Mineral Resources have an effective date of June 30 , 2025 . 2. The mineral resource estimates were prepared in accordance with the CIM Definition Standards and the CIM Best Practice Guidelines, using geostatistical and/or classical methods, together with economic and mining parameters appropriate to the deposit . 3. Mineral Resources are reported inclusive of Mineral Reserves . 4. Grade - shell 3 D models based on a threshold of 0 . 1 g/t Au were used to generate a 3 D mineralization model . Mineral Resources were estimated using ordinary kriging within a block size of 10 m by 10 m by 2 m , with a minimum sub - block size of 1 . 25 m by 1 . 25 m by 0 . 5 m . Mineral Resources were constrained using a minimum stope dimension of 2 m by 2 m by 1 . 50 m and a cut - off grade of 1 . 46 g/t Au, based on gold price of US $ 2 , 500 per ounce of gold and total underground mining and processing costs of US $ 107 per tonne of material mined and processed . 5. All figures have been rounded to reflect the relative accuracy of the estimates . Summed amounts may not add due to rounding . Mineral Reserves The Mineral Reserve estimate was prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit . Mineral Reserves are based on a long - term gold price of US $ 2 , 100 per ounce (oz), and a USD : BRL foreign exchange rate of 5 . 50 . Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources . The Mineral Reserve estimate incorporates both planned and operational dilution, with approximately 23 % planned dilution and 10 % operational dilution applied to sublevel stoping areas, and 7 % planned dilution and 8 . 5 % operational dilution applied to the remaining room - and - pillar areas . Mining recoveries of 90 % for sublevel stoping and 92 . 5 % for the remaining room - and - pillar areas are assumed . Practical mining shapes were designed using the geological wireframes and the Mineral Resource block model as a guide . The Mineral Reserve estimate for the Xavantina Operation was prepared in accordance with the CIM Guidelines and the CIM Standards by Xavantina Operations engineering personnel under the direct supervision of Hugo Filho, an independent qualified person as defined under NI 43 - 101 . It is the opinion of the QPs that the current Mineral Reserves for the underground operation have been estimated in a manner consistent with the CIM Definition Standards and the CIM Best Practice Guidelines .

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 1 - 2: Mineral Reserve Estimate 23 oz. (000's) Au g/t Tonnes (000's) Classification Proven Mineral Reserve 46.1 6.48 221 Santo Antônio - - - Matinha 46.1 6.48 221 Total Proven Reserve Probable Mineral Reserve 402.5 6.98 1,793 Santo Antônio 17.6 6.65 82 Matinha 420.1 6.97 1,875 Total Probable Reserve 466.2 6.92 2,096 Total Proven and Probable Reserve 1. The Mineral Reserve effective date is June 30 , 2025 . 2. All figures have been rounded to reflect the relative accuracy of the estimates . Summed amounts may not add due to rounding . 3. Mineral Reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, together with economic and mining parameters appropriate for the deposit . Mineral Reserves are based on a long - term gold price of US $ 2 , 100 per oz, and a USD : BRL foreign exchange rate of 5 . 50 . Mineral Reserves are the economic portion of the Indicated Mineral Resources . Mineral Reserve estimates include planned dilution of approximately 23 % and operational dilution of 10 % within each stope for sublevel mining areas, and planned dilution of 7 % and operational dilution of 8 . 5 % for the remaining room - and - pillar mining areas . Mining recoveries of 90 % for sublevel stoping and 92 . 5 % for remaining room and pillar areas are assumed . Practical mining shapes (wireframes) were designed using the geological wireframes and the Mineral Resource block models as a guide . The Mineral Reserves for the Xavantina Operations are derived from the Measured and Indicated Mineral Resources as defined within the resource block model, following the application of economic and other modifying factors, further described below . Inferred Mineral Resources, where unavoidably mined within a defined mining shape, have been assigned zero grade . Dilution sourced from Measured and Indicated Mineral Resource blocks has been assigned grades based on the current Mineral Resource grades of the blocks included within the dilution envelope . Mineral Reserves were classified according to the CIM Standards and the CIM Guidelines by Hugo Filho of GE 21 , an independent Qualified Person as such term is defined under NI 43 - 101 . Mineral Reserve cut - off grades and parameters applied to the Mineral Reserve estimate are summarized below : i. A cut - off grade of 3 . 43 g/t applied to mining stopes and secondary development, in both sublevel and remaining room and pillar mining areas, incorporating mining and development, processing, general and administrative, and indirect costs ; ii. Stopes with grades of 3 . 09 g/t or higher, or which the required access development has already been paid for by previously mined or underlying stopes, are classified as opportunity ore . In this case, the development cost is excluded, and only mining (stoping), processing, general and administrative, and indirect costs are considered . Mineral Reserve cost assumptions are based on actual operating cost data during the eighteen - month period from January 1 , 2024 to June 30 , 2025 , expressed in USD per tonne run - of - mine (ROM), converted at a USD : BRL foreign exchange rate of 5 . 50 corresponding to the average foreign exchange rate during this same period . A summary of the Mineral Reserve estimate parameters is provided below :

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 1 - 3: Mineral Reserve Cut - off Parameters $94.99 Mining Costs (US$/tonne ROM) $55.55 Processing Costs (US$/tonne ROM) $24.57 G&A Costs (US$/tonne ROM) $29.47 Indirect Costs – (US$/tonne ROM) 91.5% Metallurgical Recovery (average) $2,100 Gold Price (US$/oz) 5.50 Foreign Exchange Rate (USD:BRL) Th e Santo Antônio an d Matinha veins were historically mined using a combination o f inclined room - and - pillar an d cut - and - fill methods, with c e m en t e d paste - fill employed a s backfill . For the Mineral Reserve estimate an d the life - of - mine (LOM) production s c hedu l e , sublevel stoping with c e m en t e d paste - fill ha s bee n selected a s the standard mining method, b a s e d o n o r ebo d y geometry, required selectivity, an d the geotechnical characteristics of the quartz vein an d surrounding host rocks . The LOM plan assumes an average annual production rate of approximately 280 , 000 tonnes, consistent with the current operational budget . Mining will follow a top - down sequence, with paste fill applied after the extraction of every two sublevels . Rib pillars have been incorporated into the design for the first three planned sublevels, with the assumption that, for subsequent sublevels, paste curing times will provide sufficient stability . Sublevels a re s p a c e d 1 0 m vertically, resulting in a maximum drilling distance of approximately 1 4 m d u e to the dip of the orebody . Mine development follows standard excavation profiles suitable for equipment access, including o re drives at 4 m b y 4 m, primary development head i ng s at 4 . 5 m b y 4 . 5 m, an d ramps at 4 . 5 m b y 5 m . The selected mining method, development parameters, and adopted production rates are considered technically appropriate and support the reliability of the reported Mineral Reserve estimate . The metallurgical process currently in place has been engineered and progressively optimized over the years to extract gold from ore containing a high content of preg - robbing units that can adsorb gold from cyanide solutions . The primary preg - robbing unit is carbonaceous phyllite, which occurs throughout the Xavantina Operations orebodies, including at Santo Antônio and Matinha . Metallurgical recoveries at the Xavantina Operations have been optimized since commissioning to recover gold and silver from quartz - vein orebodies containing carbonaceous material . Optimization work has resulted in recoveries increasing from approximately 40 % in 2012 when the plant was commissioned, to current metallurgical recoveries of more than 90% (an average recovery of 89 % was achieved during the second quarter of 2025 ) . Processing takes place at the Xavantina plant . Unit operations include a conventional three - stage crush, milling and a combination of gravity concentration with intensive leaching and flotation followed by carbon in leach (CIL) and a desorption circuit . In 2019 , a gravity concentrate regrind mill was added to the circuit to improve gold recoveries 24

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT and reduce the required residence time in the intensive leaching circuit . Gold and silver are produced from solution via electrolysis followed by smelting of bullion bars containing both gold and silver . The installed crushing and grinding capacities are approximately 80 tonnes per hour (tph) and 40 tph, respectively, resulting in an installed annual plant capacity of more than 300 , 000 tonnes per annum . The plant is currently forecast to operate at approximately 72 % of its installed capacity, on average, over the current life of mine . In 2018 and 2019 , Xavantina conducted gravity concentration tests to assess recovery of the Santo Antônio orebody in advance of mining operations . A composite sample was taken from nine drill holes and processed in the Falcon concentrator at the Xavantina’s laboratory . Results from this test work demonstrated that the Santo Antônio orebody exhibits metallurgical characteristics similar to those of the now historical operations at the Buracão and Brás veins . Upon achieving full production rates from the Santo Antônio vein in 2020 , several processing initiatives were implemented to improve metallurgical recoveries . These efforts contributed to achieving 89 % metallurgical recovery during the second quarter of 2025 , in line with current forecast recoveries over the life of mine . Throughout the life of the Xavantina Operation, the plant has successfully processed material with different grades and varying carbon content and has obtained information essential to improving recoveries, under varying operational conditions . Global recoveries of the Xavantina Operation have increased from approximately 40 % in 2012 to up to 94 % in 2021 , more recently 92 % in 2024 , as summarized in Table 1 - 4 . Table 1 - 4: Historical Production at the Xavantina Operations Gold Recovery Gold Produced (oz) Tonnes Processed (t) Year 40% 6,637 137,980 2012 67% 26,379 261,726 2013 83% 23,653 208,259 2014 87% 35,247 226,608 2015 84% 29,274 213,776 2016 88% 25,287 135,013 2017 91% 39,808 117,857 2018 91% 30,434 154,351 2019 91% 36,830 162,642 2020 94% 37,798 171,581 2021 92% 42,669 189,743 2022 90% 59,222 136,002 2023 92% 57,209 146,161 2024 90% 14,380 71,057 Jan to June 2025 84% 464,827 2,332,756 Total The facilities at the Xavantina Operation include the mine portal, processing plant, tailings storage facility, mechanical workshop, administrative offices, metallurgical laboratory, security gate and guard facilities, medical clinic, cafeteria, and a gravel airstrip used to fly out doré bars after production . 25

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT National electrical service is available on site from the town of Nova Xavantina, located approximately 18 km from the Xavantina Operation . The mine is supplied through a 34 . 5 kV power transmission line, owned by the state public utility, ENERGISA S/A . The underground mine has three surface substations : 5 MVA ( 34 . 5 / 13 . 8 kV) ; 3 MVA ( 34 . 5 / 4 . 16 kV), and 1 . 5 MVA ( 34 . 5 / 4 . 16 kV) . Underground, there are 14 substations, 13 . 8 / 0 . 44 kV or 4 . 16 / 0 . 44 kV, with capacities of 750 kVA, 1 , 000 kVA, and 1 , 250 kVA . Water in sufficient quantities to support mining and processing operations is sourced primarily from mine dewatering activities, with additional availability, as needed, from surface runoff and a fully permitted water supply system . This system comprises a water intake from the neighboring Mortes River, with a capacity of 150 cubic metres per hour, and a water main connecting the sumps of the underground mine . Processed tailings are deposited into two ponds in a closed loop, with water losses only occurring through evaporation and residual moisture in the tailings . The first pond receives inert tailings from flotation, and the second pond receives non - inert tailings from the CIL circuit . The latter tailings pond is lined with a double layer of HDPE and is equipped with leak - detection devices . Residual cyanide is reduced through natural degradation by sunlight, complemented by a cyanide detoxification circuit . The Xavantina Operation is a fully permitted gold mine currently in operation . An environmental action program was developed for the Company prior to the mine reaching commercial production . Xavantina follows the program's guidelines to reduce its impact and recover impacted areas in the vicinity of the mine . Xavantina adheres to a program of frequent environmental monitoring, including water quality control, as well as re - vegetation of historic artisanal mining areas that predate NX Gold's commissioning of the mine . As part of its preventive environmental management, Xavantina manages all waste, emphasizing proper segregation, storage, transport, and end - of - life disposal . All waste is delivered to a licensed facility . The mine’s closure plan, adapted to the current social and environmental context in the area of the Xavantina Operation, has been designed to maximize the physical, chemical, biological, and socio - economic stability of the area after mining activities conclude . The current estimated reclamation liabilities are approximately R $ 38 . 7 million Brazilian Real (“BRL” or “R $ ”) . Xavantina actively maintains strong relationships with stakeholders of the Nova Xavantina municipality, including community members, social organizations, local government, and landowners near the operation . The Company actively participates in initiatives supported by regional stakeholders focused on waste collection, river preservation, educational events, social inclusion, and equity . Xavantina has provided technical and financial support for the environmental rehabilitation of areas previously impacted by historic artisanal mining activities and has remained a significant economic contributor to the region through both direct and indirect jobs, royalties and tax revenue . The Xavantina Operation has all the required environmental licenses to conduct its operations . The QPs of this Report are not aware of any material ecological or permitting risks to the current operations, nor to the envisioned production plan associated with this Mineral Reserve estimate . 26

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Capital and operating costs are shown for 2025 through 2031 , reflecting the period of operation from the day immediately following the Effective Date (commencing July 1 , 2025 ) . For the Technical Report, mine reclamation and closure are assumed to begin upon the conclusion of mining of the Mineral Reserves ; however, Xavantina is actively undertaking exploration activities to increase the mine’s life . It is anticipated that a combination of Mineral Resource conversion, extension of the Santo Antônio and Matinha ore bodies, and delineation of target areas will augment the production profile and increase mine life, subject to satisfactory exploration results and appropriate technical, economic, legal, and environmental conditions . Total capital costs over the life of mine are estimated at US $ 130 million . Details of these capital expenditures are shown below in Table 1 - 5 . Table 1 - 5: Total LOM Capital Expenditure Estimate LOM Total (USD 000s)* Category 61,257 UG Mine Development 22,282 Infrastructure 8,569 Safety & Environment 28,914 UG Equipment 8,706 Other Capital Costs 129,728 Total Capital Cost * BRL amounts converted to USD at a USD:BRL foreign exchange rate of 5.50 An operating cost model was generated based on actual operating performance at the Xavantina Operation, using specific consumption coefficients derived from historical operational data . Cost estimates have been prepared using first principles, incorporating both fixed and variable components to account for year - to - year variations in production rates . Costs were adjusted annually to reflect changes in ore sources, including differences in rock support, transport, and infrastructure requirements . Underground mining costs include the operational expenses associated with ore extraction at the Xavantina Operation . Direct mining costs include drilling, blasting, and mucking . Indirect costs include ore and waste transport and mine services . Processing costs include salaries, operating consumables and power . A summary of average LOM operating costs is presented in USD (US $ ) per tonne in Table 1 - 6 . Table 1 - 6: Average LOM Operating Costs Cost (USD)* Cost Parameter, Average LOM 94.99 Mining Cost 55.55 Processing Cost 29.47 Operational Support Costs 24.57 G&A Cost * BRL amounts converted to USD at a USD: BRL foreign exchange rate of 5.50 The QPs of this Report evaluated the data used in the determination of Xavantina’s Mineral Resource estimate . They found the results to be in accordance with industry best practices and appropriate for use in the current Mineral Resource estimate . 27

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The QPs of this Report have carried out a review and assessment of the material technical issues that could influence the future performance of the Xavantina Operation and classified the Mineral Resource and Mineral Reserve estimates . The QPs found that the procedures and processes adopted by Xavantina personnel to produce geological models were executed according to industry standards . Sampling, QA/QC, security and data control were similarly in line with industry best practices and support the current Mineral Resource and Mineral Reserve estimate . The QPs note the following : 28 iii. i. A 3 D model for mineralization was developed for the Xavantina Operation using the Leapfrog Geo version 5 . 1 , based on drill hole and channel sampling constrained to grades above 0 . 1 g/t gold . ii. NX Gold holds the surface rights and permits required to conduct the mining operation as outlined in the Mineral Reserve estimate . Future development beyond the stated Mineral Reserves may require the acquisition of additional surface rights . The design of the paste fill system for the Xavantina Operation is adequate for the Report at the feasibility level . It supports the current Mineral Reserves and life - of - mine production plan . iv. The sublevel stoping mining method and pillar recovery in the step room and pillar areas have been applied under favorable rock conditions, and no issues related to overall underground mine stability and infrastructure have been observed . These methods are appropriate for the Xavantina mine . v. The QP believes that, based on the available information on the Xavantina Operation, the operating cost and capital cost estimations adhere to best practices outlined in the CIM Guidelines . The estimate effectively incorporates detailed cost breakdowns for mining, processing, and general administration, while also leveraging existing operating data to support its planned production expansion Regarding the Mineral Resource and Mineral Reserve estimation process, and to continue to ensure the continuity of mining operations, the QPs recommend a work program that includes the following : iii. i. Despite the high variability of gold grades in duplicate samples, the results remain within acceptable limits . Further studies, including metallic screening analysis, are recommended to verify whether the coarse size of the gold grains is causing the moderate - to - low analytical precision . ii. The Santo Antônio zone remains open at depth, and drilling has continued to explore and extend the mineralization down plunge and laterally . It is recommended that NX Gold continue with step - out and infill drilling to further test the extension and continuity of mineralization at depth . It is also recommended that this drilling test the margins of the mineralized zones to assess the smoothing effect and any local bias in Au grades . NX Gold should continue to undertake additional infill drilling campaigns to upgrade the classification of the Mineral Resources at the Matinha vein . iv . NX Gold is conducting, and should continue to conduct, drilling programs to evaluate the potential of regional exploration targets .

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT vii. 29 viii. v. NX Gold should evaluate an updated Mineral Resource classification approach for the next Mineral Resource declaration, incorporating ranking - based criteria and uncertainty metrics derived from sample spacing and production volumes, consistent with practices recommended in recent literature (for example, the “ 15 % rule”) . vi. Geomechanical characterization work should be carried out on an ongoing basis to support mining operations, mine design, and to update geotechnical support requirements . It is recommended that numerical modeling and stress - displacement analysis be performed to assess stress redistribution and strength factors for both the hanging wall and temporary sill pillars to evaluate potential risks to overall stability during and after the removal of the sill pillars . Since the expansion of production is supported by the implementation of the sublevel stoping mining method, it is crucial that strict control procedures for ore drive development, drilling, and blasting are established to ensure that modifying factors, such as dilution and mining recovery, remain within the required values . The metallurgical test work reported in this section was carried out in 2019 and does not fully reflect the current life - of - mine (LOM) plan . Since 2012 , however, the operation has generated a substantial record of metallurgical performance, with LOM plant recoveries averaging approximately 89 % and ranging between 90 % and 94 % from 2018 to 2025 . This operating history provides a strong basis for understanding current plant and ore - body metallurgical behavior . It is nevertheless recommended that the metallurgical test work program be extended and updated to include material representative of the planned LOM feed, particularly at grades below 3 . 5 g/t Au, which differ materially from the historical head grades of about 10 g/t Au . A lower head grade can influence both appropriate test conditions and the resulting recoveries . ix. Some historical test work reported gold recoveries of up to 96% , compared with an average plant recovery of approximately 89 % based on long - term operating data . This difference should be evaluated in the context of ore variability and plant operating conditions . A detailed review of plant performance, by unit operation and ore domain, is recommended to reconcile metallurgical test results with operating data and to refine future metallurgical projections . x. The QPs understand the conservative approach of NX Gold in adopting gold and silver prices that reflect conditions observed in past years and do not reflect higher price assumptions currently adopted by many gold and silver producers . The QPs recommend that, in the next MRMR report, NX Gold update its price forecasts to reflect global trends and use a recognized commercial publication to support its MRMR declaration . A summary of the budget for the proposed work program aimed at increasing the current Mineral Resource and Mineral Reserves of the property is detailed in Table 1 - 7.

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 1 - 7: GE21 Recommended Work Program 30 Budget (US$) Program $20,000 Duplicate sample study $5,000,000 Down - plunge exploration drill program in Santo Antônio vein $3,000,000 Infill Exploration drill program in the Matinha vein $1,000,000 Potential evaluation on other exploration targets including drill program $100,000 Update the metallurgical test works campaings $40,000 A detailed investigation of the plant performance $20,000 Additional studies regarding the recovery of the pillars $100,000 Geomechanical numerical modeling and stress - displacement analysis with finite elements $9,280,000 Total

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The purpose of this Report is to set out and provide background and supporting information on the current Mineral Resources and Mineral Reserves for the Xavantina Operation . This Report has been prepared by GE 21 on behalf of Ero Copper . Ero Copper is a Brazil - focused, growth - oriented copper and gold producer with operations in Brazil and corporate headquarters in Vancouver, B . C . The Company's primary asset is a 99 . 6 % interest in the Brazilian copper mining company, MCSA, owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil . The Company also owns, through its subsidiary Ero Gold, 97 . 6 % of NX Gold, which owns the Xavantina Operation, an operating gold mine located in Mato Grosso State, Brazil . The Xavantina Operation was constructed and commenced commercial production in 2012 , with the first full year of production occurring in 2013 . The Report provides a summary of the work completed by Ero Copper and its independent consultants as of the Effective Date . All dollar amounts presented in the Report are stated in US dollars, unless otherwise specified . The Mineral Resource estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10 , 2014 (the “CIM Standards”), and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23 , 2003 (the “CIM Guidelines”) . All dollar amounts presented in the Report are stated in US dollars unless otherwise specified . The Brazilian currency is the Brazilian real . All measurement units used in this Report are metric unless otherwise stated . The following individuals served as the qualified persons (QPs) for this Report as defined in NI 43 - 101, and in compliance with Form 43 - 101F1: ▪ Mr. Porfirio Cabaleiro Rodriguez, FAIG ▪ Mr. Paulo Roberto Bergmann Moreira, FAusIMM ▪ Mr. Hugo Ribeiro de Andrade Filho, FAusIMM ▪ Mr. Leonardo de Moraes Soares, MAIG ▪ Mrs. Branca Horta de Almeida Abrantes MAIG The Qualified Persons have visited the site as indicated in Table 2 - 1 . Each of the QP of this Report has the appropriate qualifications, experience, competence and independence to be considered as a Qualified Person (QP), as defined under NI 43 - 101. Neither GE21 nor the QPs of this Report have or have had any material interest in NX 31

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Gold, Ero Copper, Ero Gold, MCSA or related entities. The relationship between these companies and NX Gold, Ero Copper and MCSA is solely a professional association between client and independent consultant. This Report was prepared in exchange for fees based on hourly rates set by a commercial agreement. Payment of these fees is in no way dependent on the results of this Report.

Please refer to Appendix A for additional information regarding the responsible QP for each chapter of this Report. In accordance with NI 43-101 guidelines, each of the QPs, has visited the Xavantina Operation at least one time, with the majority of the QPs visiting on multiple occasions over the past several years, with the most recent visit detailed below:

Table 2-1: Qualified Persons Site Visits

Company	Qualified Person	Most Recent Site Visit	Responsibility
GE21	Porfirio Cabaleiro Rodriguez, FAIG	3 days duration, September 28-30, 2020	Capital and Operating Costs, Economic Analysis and Adjacent Properties
GE21	Leonardo de Moraes Soares, MAIG	2 days duration, September 22-23, 2025: Drilling, Sample Preparation and Analysis, and Mineral Resources	Property Description, Accessibility, History, Geologic Setting, Deposit Types, Exploration, Drilling, Sample Preparation and Analysis, Data Verification and Mineral Resources
GE21	Paulo Roberto Bergmann Moreira	2 days duration, September 22-23, 2025: Mineral Processing and Recovery Methods	Mineral Processing and Recovery Methods
GE21	Hugo Ribeiro de Andrade Filho	2 days duration September 22-23, 2025: Mineral Reserves, Mining Methods	Mineral Reserves, Mining Methods Planning, Market Studies, Environment and Permitting, Capital and Operating Costs
GE21	Branca Horta de Almeida Abrantes	-	Environmental Studies, Permitting and Social Impact

2.5 Primary Information Sources

In addition to the work undertaken by GE21 in 2018 corresponding to the first NI 43-101 compliant technical report on the Xavantina Operation, and the personal inspection of the Xavantina Operation by each QP during 2019, 2020, 2022 and 2025, GE21 has continued to be involved in multiple discussions regarding processes and procedures relevant to advancing Xavantina's Mineral Resource and Mineral Reserve estimates. These discussions have included surveying, sampling, QA/QC, and internal resource estimation methods.

The results of this Report have been generated from information compiled by the Xavantina technical team and reviewed by QPs, which includes:

i. Historical exploration activities;

ii. Mineral processing and metallurgical test data;

iii. Mining methods;

iv. Data on Xavantina's drilling campaigns;

32

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT v. Mineral Resource and Mineral Reserve estimates; vi. Xavantina databases; and vii. Additional information was sought from Ero Copper and NX Gold personnel and consultants retained by Ero Copper and NX Gold where required. The reports and documents listed in Section 27 of this Report were used to support the preparation of the Report. The effective date of this Report is June 30, 2025. 33

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The authors of this Report are Qualified Persons, as defined under NI 43 - 101 , with relevant experience in mineral exploration, data validation, and Mineral Resource estimation . The information presented regarding the tenure, status and work permitted by permit type within the NX Gold property in Section 4 – Property Description and Location, is based on information published by the National Mining Agency of Brazil (Agência Nacional de Mineração, ANM) and is available to the public . Legal assessment on any tenure and license were provided by the legal department of NX Gold . The environmental licensing status information and work plans related to community and social outreach included in Section 20 – Environmental Studies, Permitting and Social or Community Impact, were prepared by NX Gold and reviewed by GE 21 . GE 21 determined that the economic factors used in the determination of specific technical parameters of this Report, including gold, and the USD : BRL assumptions used, were in line with industry norms and broader market consensus and are acceptable for use in the current Mineral Resource estimate . The QPs of this Report have not identified any significant risks in the underlying assumptions, as, in addition to the above, the underlying assumptions are in line with spot market conditions as of the date of this Report . . 34

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The properties that encompass the Xavantina Operation, and exploration licenses controlled by the Company, are located approximately 18 km from the town of Nova Xavantina in the eastern portion of the State of Mato Grosso, west - central Brazil . The mine is located approximately 660 km east of Cuiabá, the capital of Mato Grosso and approximately 540 km west of Goiânia, the capital of Goiás ( Figure 4 - 1 ) . The properties are centered at UTM coordinates 339000 E, 8381000 N (UTM zone 22 S, SAD 69 ) . Figure 4 - 1: Xavantina Operation location map (NX Gold, 2022) Primary access to the properties is from the airport at Barra do Garças, featuring flights every two days to Cuiabá, or via federal and state highways . From the Barra do Garças airport, it is approximately 150 km to the town of Nova Xavantina (population of approximately 26 , 000 people) via BR - 158 . From the center of Nova Xavantina, the mine gate is located approximately 18 km west on a well - maintained year - round dirt road . Mining legislation as it relates to mineral title in Brazil has been in place since 1967 , and the last significant amendment took place in 1996 . In 2017 , there were changes to the institutional framework and to statutory royalty (Compensação Financeira pela Exploração de Recursos Minerais, “CFEM”) legislation . Institutionally, a new National Mining Agency (Agência Nacional de Mineração, “ANM”) was created to replace the National Department 35

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT for Mineral Production (Departamento Nacional de Produção Mineral, “DNPM”) . As it relates to the statutory royalty, new legislation enacted in December 2017 established new rates for mineral substances and excluded deductions previously allowed, such as transportation and insurance costs . The royalty rate on gold production is 1 . 5 % of the gross revenue from sales, with the deduction of marketing taxes . The laws that introduced such changes were enacted prior to the effective date of this Report . In addition to the changes in legislation described above, in June 2018 , the Federal Government enacted new regulations to the Mining Code . The purpose of the new regulations is to modernize parts of the previous legislation that do not require legislative action (i . e . no amendments to the Mining Code are required) . These changes do not affect the methods for granting tenements, nor do they establish investment commitments per license . They are designed to ease the transition process from exploration licence to mining licenses insofar as the Mining Code allows, particularly regarding supplementary work performed after the submission of a final exploration report . As of the Effective Date of this Report, the QPs do not anticipate any significant change in Brazil’s mining legislation that would adversely impact the Xavantina Operation . The regulations are designed to simplify administrative processes for mining titles . The primary mining legislation in Brazil is the 1988 Federal Constitution and the 1967 Federal Mining Code (Decree - law No . 227 ), as amended over time . Minerals on the ground are a property of the Federal Government, and, therefore, mining legislation can only be enacted at the federal level . The ANM is the federal agency entitled to manage, regulate and supervise mining activities in Brazil, along with the Ministry of Mines and Energy (MME) . Exploration rights are granted by the ANM and, in most of the cases, mining concessions are granted by the MME . Brazilian citizens and legal entities incorporated in Brazil may carry out mineral exploration under authorization of the federal government . In general, there are no restrictions on foreign participation in these entities . Landowners and governments (municipal, state and federal) are entitled to a royalty . The CFEM rate varies from 1 % to 3 . 5% , depending on the substance . If any minerals are extracted from private lands that are not owned by the titleholder, the landowner is entitled to a royalty equal to 50 % of the statutory CFEM royalty . The Xavantina Operation is subject to a 1 . 5 % royalty on gross gold metal sales net of taxes levied on sales . Exploration license holders are entitled to access their license area and work on it, whether it is public or privately held, but such holders must compensate the owner or occupier of the surface rights for losses caused by the work (indemnification) and for the occupation of the land (rent) . Compensation may be negotiated on a case - by - case basis, but the Mining Code provides that, should a court of law be required to set the amounts, the rent for occupation of the land cannot exceed the maximum net income that the owner or occupier would earn from its agricultural - pasture activity in the area of the property to be explored, and the indemnification cannot exceed the assessed value of the area of the property intended for exploration . In response to the Brumadinho disaster, new regulations and laws regarding the design, operation, monitoring and security of tailings dams were enacted as described below : i. Federal Law No. 14,066 made public on October 1, 2020, amending the National Dam Safety Policy to regulate control and monitoring actions for mining dams; 36

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT iii. ii . CNRH Resolution No . 223 was published on February 1 , 2021 , updating the national information system on Dam Safety ; and, ANM Resolution No . 95 was published on February 16 , 2022 , consolidating several resolutions about the applicable regulatory measures for mining dams : mining dam national registry ; the minimum qualification of the technicians ; regular and special safety inspections, the criteria for periodic review, emergency action plan, and dam safety declaration . As a result of these new regulations, the Xavantina Operation expanded the scope of its dam management and safety system, complying with current regulations and good market practices . Exploration licenses are granted for up to three - year periods and may be renewed for another three years on the approval of an ANM inspection and after meeting environmental requirements . The size of an individual license area ranges from 50 ha to 10 , 000 ha, depending on the Brazilian state and the mineral substance . Exploration license holders are entitled to access the exploration areas and conduct exploration activities . The holders must compensate landowners and obtain proper environmental licenses prior to conducting work . If the exploration works are deemed successful with the identification of a mineral resource, the titleholder will submit an exploration report to the ANM . Upon the analysis and approval of the exploration report by the ANM, the titleholder will have the exclusive right to apply for the mining concession within a one - year term counted as from the publication of the ANM approval . The application for a mining concession must include detailed geological and geophysical information of the related area, as well as a mine development plan and a closure plan . The mining concession will be granted by the MME, in addition to the ANM reviewing and approving all technical materials, once the titleholder presents the corresponding environmental installation licence for the project . Annual license fees for exploration licenses are based on size and are calculated at R $ 4 . 74 /ha for the first license term and R $ 7 . 11 /ha in subsequent terms . Each license holder must submit an exploration plan, budget and timeline, although there is no work or expenditure requirement . Licenses require an interim report two months prior to license expiration, if an extension is to be applied for, that outlines exploration results, interpretation and expenditures . The license renewal may be granted at the discretion of the ANM, considering the exploration works performed by the holder . A final report is due at the end of the term or on license relinquishment . In addition to royalty amounts, NX Gold pays an annual rural property tax (ITR) to the Brazilian Federal Government based on its total land holdings . As of the Effective Date of this Report, properties held by NX Gold consist of two Mining Concessions covering 631 . 59 ha, 20 adjacent Exploration Licenses covering a total of 133 , 111 . 88 ha and two Mining Permit Applications covering a total of 442 . 99 ha . The 24 licences, leases, and applications cover a total Project area of 134 , 186 . 46 ha . 37

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The mineral tenure is shown in Figure 4 - 2 , and Table 4 - 1 provides a list of the mineral tenure. Figure 4 - 2: Xavantina mineral concessions map (NX Gold, 2025) 38

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 4-1: Xavantina Mineral Concessions

ID	Tenements	Area (ha)	Status	Holder	Date
1	866208/2018	394.17	Exploration License	NX Gold S A	31-Jul-2026
2	866207/2018	84.73	Exploration License	NX Gold S A	31-Jul-2026
3	866081/2021	9,693.21	Exploration License	NX Gold S A	04-Sep-2028
4	866015/2014	7,098.54	Exploration License	NX Gold S A	30-Jul-2027
5	866013/2014	9,550.88	Exploration License	NX Gold S A	30-Jul-2027
6	866577/2022	8,644.12	Exploration License	NX Gold S A	31-Mar-2026
7	866576/2022	1,158.3	Exploration License	NX Gold S A	31-Mar-2026
8	867087/2021	8,229.12	Exploration License	NX Gold S A	20-Feb-2028
9	867086/2021	9,669.87	Exploration License	NX Gold S A	20-Feb-2028
10	867085/2021	7,991.81	Exploration License	NX Gold S A	20-Feb-2028
11	866685/2014	9,325.2	Exploration License	NX Gold S A	12-Aug-2028
12	866191/2022	9,666.14	Exploration License	NX Gold S A	21-Nov-2028
13	867083/2021	9,337.68	Exploration License	NX Gold S A	14-Oct-2027
14	867666/2021	4,571.79	Exploration License	NX Gold S A	14-Mar-2026
15	867090/2021	2,827.98	Exploration License	NX Gold S A	06-Nov-2027
16	867089/2021	9,918.57	Exploration License	NX Gold S A	06-Nov-2027
17	867084/2021	7,138.69	Exploration License	NX Gold S A	06-Nov-2027
18	867082/2021	8,795.77	Exploration License	NX Gold S A	06-Nov-2027
19	867091/2021	7,718.85	Exploration License	NX Gold S A	23-May-2028
20	866104/2021	1296.46	Exploration License	NX Gold S A	02-Apr-2028
	Sub-total Hectares:	**133,111.88**	**Exploration License**	-	-
21	866320/2017	43.99	Mining Permit Application	NX Gold S A	19-Jun-2025
22	866676/2006	399.00	Mining Permit Application	NX Gold S A	11-Aug-2016
	Sub-total Hectares:	**442.99**	**Mining Permit Application**	-	-
23	866269/1990	613.72	Mining Concession	NX Gold S A	-
24	866120/2013	17.87	Mining Concession	NX Gold S A	-
	Sub-total Hectares:	**631.59**	**Mining Concession**	-	-
	Total Hectares	**134,186.46**	-	-	-

The Xavantina Operation were granted a mining permit by the ANM under process number 866269/1990 and 866120/2013.

As at the date of this Report, all mineral tenure controlled by Ero Copper were in good standing.

4.6 Surface Rights and Land Access

All surface rights for the area encompassing the mine, the current Mineral Resources and Mineral Reserves, and associated infrastructure, is owned by NX Gold.

Xavantina does not own surface rights on the Exploration Licenses and as at the Report Effective Date, there were no contracts or obligations with any of the neighboring landowners. Within the Exploration Licenses, the main activities are concentrated in small rural cattle ranches and farms that occupy approximately 50 percent of the surface area within the Exploration Licenses. Prior to NX Gold conducting any exploration activities within

39

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT the Exploration Licenses, permission is requested from the landowners . As at the Report Effective Date, NX Gold had received consent from local landowners to conduct regional exploration activities . Royal Gold Inc . ’s wholly owned subsidiary, RGLD Gold AG (collectively, “Royal Gold”), entered into a stream agreement on June 29 , 2021 , with Ero Gold, in relation to gold production from the Xavantina Operation (the “Original Xavantina Stream”) . On March 31 , 2025 , Royal Gold extended the Original Xavantina Stream, under an additional precious metals purchase agreement in relation to a portion of future gold production from the Xavantina Operation and expanded the area of interest covered by the Original Xavantina Stream (the “Stream Supplement”) . Royal Gold is entitled to receive 25 % of the gold produced from the Xavantina Operation until the delivery of 160 , 000 ounces (oz), and 10 % thereafter . The cash purchase price for gold is 20 % of the spot gold price for each ounce delivered until the delivery of 49 , 000 oz, and 40 % of the spot gold price thereafter . Royal Gold will also contribute $ 5 per ounce of gold delivered under the stream agreement towards Ero’s environmental, social and governance (ESG) commitments within the area of influence of the Xavantina Operation . There are no agreements relevant to the mineral tenure or surface rights. There are no encumbrances relevant to the mineral tenure or surface rights. 40

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Primary access to the properties is from the airport at Barra do Garças via federal and state highways . From the Barra do Garças airport, it is ~ 150 km to the town of Nova Xavantina (population of approximately 26 , 000 people) via BR - 158 . From the center of Nova Xavantina, the mine gate is located approximately 18 km west on a well - maintained year - round dirt road . The proximity of the mine gate to the town of Nova Xavantina provides ample housing for mine employees as well as third - party contractors . There is daily bus service from town to the mine site . The town of Nova Xavantina has several hotels, elementary and secondary schools, a university, athletic facilities, medical facilities, as well as numerous shops and restaurants . The Xavantina Operation area is rugged, with the highest elevations at the northern center, tapering to lower relief closer to the Mortes River valley . Topographic variation is of the order of 10 - 50 m, from erosional valley bottoms to hill crests . Drainage runs from north to south towards the Mortes River . The local climate in the Project area is as monsoon - influenced humid subtropical, or Cwa per the Köppen climate classification system . The region can be further characterized as having two well - defined seasons : (i) a relatively dry and cooler period extending between April and September with average temperatures of approximately 19 . 5 ƒ C and (ii) a wet and hot period from October to March with average temperatures of approximately 33 . 2 ƒ C . Average annual precipitation is approximately 1 , 540 mm . The distribution of rainfall is axiomatic of the Cerrado (savanna) region of Mato Grosso, where approximately 92 % of the precipitation occurs during the rainy season from October to March . The operating season at the Xavantina Operation is year - round, including exploration activities . The primary type of vegetation in the vicinity of the mine is a subsystem called “cerrado sensu stricto”, which can be classified by having two primary types of vegetation : dense semi - tropical trees growing up to 6 m in height and intercollated grasslands . Trees typically grow in dense patches primarily on the flat to gently undulating relief as well as on hillsides . Areas of open grasses are found on steeper hillsides where soils are shallow, or flat - lying areas where soil depth is limited . Along watercourses, mainly the Santo Antônio stream and the Mortes River, gallery forests are observed, which provide a stark contrast with the trees typical of the region . 41

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Primary infrastructure associated with mining and processing operations includes the mine portal, processing plant, waste piles, paste fill plant, tailings ponds, an area of operational support (laboratory, maintenance, supplies among others), administrative offices, security gate, medical clinic, cafeteria, surface water runoff capture site, groundwater well and a gravel airstrip used for doré transport from site . The layout of the mine with key infrastructure is shown in Figure 5 - 1 . Figure 5 - 1: Xavantina Operation property layout (NX Gold, 2022) The underground mine is accessed via a single primary ramp to surface and intersects a crosscut between the Brás and Buracão veins . The ramp contains fixed structures such as electrical infrastructure, pumps, compressors, exhaust fans, cooling fans, and ducts and pipelines for ventilation and water . The mine portal is shown in Figure 5 - 2 . 42

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 5 - 2: Mine Portal (NX Gold, 2024) The Xavantina process plant processes ore produced from the mine into finished doré bars containing gold and silver . The plant area consists of primary and secondary crushers, conveyor belts, an apron feeder, grinding facilities, gravity separation, a recently installed regrind mill, flotation, carbon - in - leach (CIL), elution, desorption, electro - deposition, and a foundry . Inert waste rock and dried inert process tailings, which are periodically removed from the inert tailings pond, are stored in historically mined areas (garimpeiro or artisanal miner open pit workings) which are prevalent throughout the area, as well as in a fully permitted, operational, permanent dried - tailings storage facility located north of the mine . NE 43

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

5.5.4 Tailings Storage Facilities

There are two separate tailings storage facilities. Tailings generated from flotation which have not been in contact with cyanide solution, are disposed of into a pond near the mine that is designed for inert tails. The inert tailings pond has two cells that allow coarse and fine suspended solids to preferentially settle within the cell in operation. Water at the far end of each cell is collected and recycled for use in the process plant, resulting in approximately 90% recovery of process water. Cells from the inert tailings pond are periodically cleaned by removing the thickened tails. Thickened inert tails historically have been deposited within the garimpeiro workings, which are subsequently revegetated and reclaimed. A fully permitted permanent dried-tailings storage facility for inert tailings storage north of the processing facility is currently in use.

Tailings from the CIL process consist of a mix of solids and a solution that is elevated in cyanide. As a result, these tails are disposed of in an impervious dam constructed with a double layer of high-density polyethylene membranes (HDPE). Between the HDPE membranes, there is a system for leak detection and sand drainage so that if any leaks occur, the solution will be transported by gravity to a secondary containment pond where the solution would be pumped back into the primary dam. Clarified water is transported by gravity from the dam to a cyanide detoxification plant, which reduces the cyanide concentration in solution. After detoxification, water is transported to a separate process water storage unit where the detoxified water is ultimately recycled to the process plant for use along with reclaimed water from the inert tailings pods and captured surface run-off.

As a result of changes to the national dam safety policy in October 2020, the operating freeboard level of the non-inert tailings dam was lowered by approximately 5 m.

5.5.5 Paste Fill Plant

The paste fill plant was implemented in 2021, and the filling of the first stopes commenced during the first quarter of the same year.

5.5.6 Operational Support

The operational support area includes the laboratory, supplies warehouse, fuel station, storerooms for explosives, an industrial maintenance facility, as well as a fleet and equipment maintenance facility.

5.5.7 Administrative Offices and Support

The administrative offices and ancillary support buildings include the primary administrative offices, security gate, occupational health and medicine, human resources, cafeteria, and technical support offices, including geology and mine planning.

5.5.8 Medical Clinic

The medical clinic located on site provides simple and emergency stabilizing care. The medical clinic has a fully equipped ambulance to transport employees and contractors from site to the municipal hospital in Nova Xavantina for medical emergencies.

44

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Water is available in sufficient quantities to support the contemplated mining and processing operations of the mine . While more than 90 % of the mining and processing water use is derived from mine dewater and surface run - off capture, a water station for the mine’s primary fresh water source is located along the banks of the Mortes River . The riparian water supply consists of an electric gen - set and a 150 hp water pump with a pumping capacity of 150 m 3 /h, Water is fed via pipeline from the Mortes River to a storage reservoir located at the mine . As of the Report Effective Date, the operations are not using any water from the Mortes River . In addition, NX Gold maintains an underground water well for fresh water that supplies non - industrial facilities including administrative offices . The well has a capacity to provide approximately 5 m 3 /h of water . A gravel airstrip is maintained by NX Gold. Electrical power is provided by a distribution line with a voltage of 34 . 5 kV . The underground mine has three substations on the surface : 5 MVA - 34 . 5 / 13 . 8 kV ; 3 MVA 34 . 5 / 4 . 16 kV and another 1 . 5 MVA 34 . 5 / 4 . 16 kV . In the underground mine, there are 14 substations 13 . 8 / 0 . 44 kV or 4 . 16 / 0 . 44 kV with capacities of 750 kVA, 1000 kVA, and 1250 kVA . 45

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The documented knowledge of gold occurrences near the Xavantina Operation dates back to the middle of the 17 th century during early exploration by the Bandeirantes . Historically, the area was known as Garimpo do Aráes, and was the subject of significant garimpeiro mining activity that first focused on secondary gold deposits/alluvium near the Mortes River, and later the extraction of primary ore from weathered outcropping of gold - bearing quartz veins . During the 1980 s, a gold rush in Brazil brought up to an estimated 5 , 000 garimpeiros to extract gold in areas of the Project, initially targeting the weathered gold - bearing quartz vein to a maximum depth of approximately 50 m . Garimpeiros dug over 70 small shafts and adits to a depth of approximately 70 - 100 m . In the late 1980 s garimpeiro activity declined due to the depth of the shafts, the cost of pumping, and low gold prices . In 1990 , engineering company Paulo Abib Engineering carried out geological and metallurgical studies and initiated negotiations with the remaining garimpeiros on site . Mineração Nova Xavantina Ltda . was then co - founded by Paulo Abib Engineering, Andrade Gutierrez Group, and the Brazilian Copper Company (CBC) to formalize exploration and development of the Project area . In 1992 , the Andrade Gutierrez Group completed topographic surveys and geological mapping . In 1995 , under a new company name, Nova Xavantina Mineração Ltda . , testwork was performed to test the continuity of the veins to a depth of up to 300 m . Drill company GEOSOL completed eight diamond drill holes for a total of 2 , 306 m in the Brás and Buracão veins . In 2003 , Nova Xavantina Mineração Ltda . , despite having received authorization for mining from the DNPM, failed to submit the Economic Development Plan (PAE) related to social stability in the region, and as a result, their ownership lapsed . In May 2004 , following the release of the Availability Notice nº 162 / 2004 , DNPM - MT released, DNPM process nº 866 . 269 / 1990 , six companies applied for the mineral exploration and mining rights . The mineral exploration and mining rights were granted to MCSA . Between 2007 and 2009 , MCSA conducted a drilling program to confirm the continuity of the Buracão and Brás veins and to increase the quality of the geological information . The drill program(s) undertaken by MCSA included 29 , 649 m in 153 diamond drill holes . In September 2009 , MCSA commenced construction of the mine portal and primary ramp and commercial production commenced in May 2012 . During 2012 , MCSA drilled a total of 11 , 486 m in 51 surface drill holes and 1 , 895 m in 32 underground drill holes in support of the mining operations . In 2013 , the Project was transferred to NX Gold . Between 2013 and 2015 , a total of 27 , 822 m in 104 surface diamond drill holes and an additional 9 , 427 m in 107 underground diamond drill holes were completed . Other exploration activities during this period included geological mapping and a 1 , 969 line - kilometer airborne magnetic survey . 46

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT A considerable amount of both surface and underground drilling has been carried out on the property, both during the pre - production phase and after the commencement of commercial production . Pre - production drilling comprised 161 surface drill holes, totaling 31 , 955 m drilled in BQ ( 36 . 5 mm), NQ ( 47 . 6 mm) and HQ ( 63 . 5 mm) core sizes . Since the start of commercial production in 2012 , an additional 410 surface drill holes and 217 underground drill holes have been completed in support of operations, along with 127 drill holes in exploration areas . The total drilling on the project is 227 , 250 m from surface, 33 , 760 m from underground, and 38 , 926 m from exploration drill holes, as summarized in Table 6 - 1 . Table 6 - 1: Historical Drilling Exploration Drilling Underground Drilling Surface Drilling Year Core Size Meters Drill Holes Core Size Meters Drill Holes Core Size Meters Drill Holes - - - - - - NQ 2,306 8 2006 - - - - - - NQ 17,619 81 2007 - - - - - - NQ 11,531 70 2008 - - - - - - NQ 499 2 2009 - - - - - - - 0 0 2010 - - - - - - - 0 0 2011 - - - NQ/BQ 1,799 31 NQ 11,581 52 2012 - - - NQ/BQ 4,893 63 NQ/BQ 9,514 37 2013 - - - NQ/BQ 2,752 29 NQ/BQ 12,494 43 2014 - - - NQ/BQ 1,781 15 NQ/BQ 5,794 24 2015 - - - - - - - 0 0 2016 - - - - - - - 0 0 2017 - - - - - - NQ/BQ 25,584 59 2018 - - - NQ/BQ 2,437 13 HQ/NQ/BQ 24,682 58 2019 HQ/NQ 6,473 17 - - - HQ/NQ/BQ 26,310 37 2020 HQ/NQ 12,433 26 - - - HQ/NQ/BQ 49,007 61 2021 HQ/NQ 11,037 45 NQ/BQ 6,394 33 HQ/NQ/BQ 30,329 39 2022 HQ/NQ 8,983 39 NQ/BQ 8,143 22 HQ/NQ - - 2023 - - - NQ 5,561 11 - - - 2024 38,926 127 33,760 217 227,250 571 Total The Xavantina Operation started production in May 2012 , and the first bullion was poured in June of the same year . The mine has been in continuous production since 2012 , processing approximately 2 . 2 Mt of ore, resulting in a cumulative production of 422 , 404 oz Au, as summarized in Table 6 - 2 . 47

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 6-2: Historic Production of the Xavantina Operation

Year	Tonnes (t)	Au (oz)	Recovery
2012	137,980	6,637	40%
2013	261,726	26,379	67%
2014	208,259	23,653	83%
2015	226,608	35,247	87%
2016	213,776	29,274	84%
2017	135,013	25,287	88%
2018	117,857	39,808	91%
2019	154,351	30,434	91%
2020	162,642	36,830	91%
2021	171,581	37,798	94%
2022	189,743	42,669	92%
2023	136,002	59,222	90%
2024	146,161	57,209	92%
Jan to June 30 2025	71,057	14,380	90%
Total	**2,332,756**	**464,827**	**84%**

48

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The Project is located in the Paraguay Belt, part of the Tocantins Geological Province . This fold - thrust belt was formed during the Neoproterozoic Orogenic Cycle at the southeastern margin of the Amazon Craton during the Brasiliano - Pan African Orogenic Cycle and it is characterized by a series of tectonic events . The Paraguay Belt represents an arcuate shaped tectonic domain extending for 1 , 500 km in a northeast – southeast to east – west direction with an average width of 300 km, as shown in Figure 7 - 1 . Figure 7 - 1: Sketch of South America with Archean cratons and Middle - to - Late Mesoproterozoic and Neoproterozoic to Early Cambrian orogenic belts (Casquet et al., 2016) The Paraguay Belt is a sequence of folded and metamorphosed volcanic and sedimentary rock units showing deformation and metamorphic variations in the direction of the craton . The belt can be subdivided into three main structural domains ( Figure 7 - 2 ) : (i) the Internal Structural Zone characterized by intensely folded and metamorphosed volcano - sedimentary sequences intruded by granite and referred to as the Cuiabá Group, (ii) the External Structural Zone consisting of folded sedimentary sequences affected by low metamorphic grades and referred to as the Alto Paraguay Group and (iii) sedimentary cover . The Parecis and Paraná basins sedimentary cover (Almeida, 1984 ; Alvarenga and Trompette, 1993 ; and Alvarenga et al . , 2000 ) . 49

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 7 - 2: Simplified geological map of the Paraguay Belt showing the areas of outcrop of the Araras, Cuiabá, Corumbá, Itapucumi and the Murciélago groups (Sial et al. 2016, modified from Boggiani et al. 2010) The Nova Xavantina region, which has been described as a possible basal sequence of the internal zone . Pinho (1990) further characterized the rock units in the region of the Xavantina Operation as the Nova Xavantina volcano - sedimentary sequence . Frugis et al . (2024) suggest that the Nova Xavantina volcano - sedimentary sequence represents a back - arc extensional tectonic environment with oceanic spreading at 710 Ma, developed along the southeastern edge of the Amazonian Craton . The amalgamation of Amazonian and São Francisco Craton occurred during the Western Gondwana collision, associated with the Neoproterozoic orogenic cycle, which was responsible for establishing the fold - thrust belt where the Xavantina Deposit occurs . The rock units present within the Xavantina Operation belong to the Nova Xavantina volcano - sedimentary sequence . In subsequent geological surveys outside the mining area, the Nova Xavantina volcano - sedimentary sequence was renamed the Araés volcano - sedimentary sequence and was further subdivided into three lithological associations (Martinelli et al . 1997 ; Martinelli 1998 ; Martinelli and Batista 2007 ; Socio 2008 ; Martinelli 2010 ) . From the base to the top of the sequence, these lithological associations are : 50

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

i. mafic and intermediate metavolcanic rocks, including metamorphosed represented basalt, andesite, tuff, and lapilli-tuff;
ii. chemical metasedimentary rocks including metamorphosed chert and banded iron formation;
iii. clastic sedimentary rock including metamorphosed siltstone, sandstone and phyllite.

In more recent work, the rock units were re-defined into metavolcanic, metasedimentary, and intrusive units by Desrochers (2017) (Table 7-1). The volcanic units include massive to fragmental basalt with frequent amygdales.

The sedimentary units include:

i. debris flows characterized by centimetric subangular to angular fragments of volcanic rock units and fragments of black calcareous phyllite,
ii. siliceous siltstone with poorly-developed bedding which may contain pyrite-rich layers parallel to bedding,
iii. siliceous to magnetite-rich chert,
iv. thinly-laminated carbonaceous phyllite.

The intrusive units include two types of diorite dyke and one type of felsic dyke. The diorite dyke units can be classified as either foliated (pre-deformation) or un-foliated (post deformation) and the felsic dyke units are classified as un-foliated. Un-foliated diorite and felsic dykes post-date the main deformation event and crosscut younger units.

All rock units were metamorphosed to greenschist facies as they display chlorite, sericite and calcite mineral assemblages.

Table 7-1: Simplified Lithologic Categories (Desrochers, 2017)

Volcanic rock units	Sedimentary rock units	Intrusive rock units	Vein and breccias
Basalt (amygdular, massive to flow breccia)	Debris flow	Diorite dykes	Quartz vein
	Siltstone	Felsic dykes	Silica matrix breccia
	Carbonaceous phyllite		Carbonaceous matrix breccia
	Laminated chert		

7.2.2 Structural Geology

The volcano-sedimentary rock units, and some diorite dykes, are strongly foliated and frequently display intense transposition. There are two main phases of folding recognized at the Xavantina Operation (Neto, 2013; Desrochers, 2017).

The first fold phase is associated with a variably oriented, shallowly to moderately dipping schistosity (S1). The S1 schistosity is deformed by a crenulation cleavage (S2) oriented generally 234/66 but varying in strike from 190 to 270° with westerly to northerly dips varying between 30 and 80°. Both foliations (schistosity and cleavage) are present at the mine and have been documented as far as the Cristal vein located approximately 1,800 m northeast of the mine (Neto, 2013).

The development of the S2 cleavage is heterogeneous and is generally better developed near the mine to a point where the S1 is completely re-oriented along the S2 foliation planes

51

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

(Figure 7-3). This S2 cleavage is attributed to the Araés Shear zone by Xavantina geologists and by Martinelli and Batista (2007).


N
S2
S1
0
10 cm
20 cm

Figure 7-3: Photograph of S1 and S2 foliations. Access ramp to Buracão vein (NX Gold, 2018)

7.3 Mineralization

Gold mineralization is structurally controlled and hosted in four major sulphide-rich quartz veins, with hyaline quartz druse. The veins dip at approximately 40 degrees to the north-northeast and strike between east-west and west-southwest. The veins are hosted in strongly-deformed metamorphosed sedimentary rock units and meta-volcanic units that strike to the northeast with a 30° to 65º dip to the northwest. The veins exhibit a typical laminated pattern in parallel with the vein contacts, as shown in Figure 7-4. The laminations are characterized by alternating centimeter to decimeter quartz bands and foliated host rocks, indicating multiple pulses of mineralized fluids during their formation.

52

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 7 - 4: Laminated quartz vein - Level - 380 (gpw - 380). In red, face channel sampling marking. (NX Gold, 2023) There are four primary vein units : Buracão, Brás, Santo Antônio, and Matinha . The Buracão deposit was exhausted in 2019 . Figure 7 - 5 shows the distribution of 04 mineralized veins mined in the Xavantina deposit . Figure 7 - 5: A) Long section showing the distribution of the four veins mineralized at NX Gold, looking south. B) Vertical section showing the Brás, Matinha, and Santo Antônio veins, looking east. The Buracão vein is located on the western part of the property and includes a primary laminated vein measuring 100 m along strike, dipping 45º to the northwest in the upper 53

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT portion of the mine and 70 m along strike dipping 40 º to the northwest in the lower portion of the mine . The average thickness of the vein is 4 . 5 m with a maximum thickness of up to 6 m . The Brás vein is located to the east of the Buracão vein and includes a primary laminated vein measuring 220 m along strike length in the upper part of the mine and 50 m along strike in the lower levels of the mine . The average thickness of the vein is 5 m with a maximum thickness of up to 10 m . The Santo Antônio vein is located centrally between the Brás and Buracão veins, within the same structural corridor . The vein has 250 m of strike, 4 m of average thickness, and 1 , 800 m of length, dipping 30 º to the northeast, opened down dip . The primary difference between the Santo Antônio vein and the historically mined veins of Brás and Buracão is that mineralization does not outcrop at the surface, and the dominant plunge faces northeast, opposite that of the Brás and Buracão veins, particularly within the upper panel of the Santo Antônio vein . Figure 7 - 6: Sulfide - rich laminated quartz vein in the Santo Antônio (NX Gold, 2023) The Matinha vein is located at the eastern extent of known mineralization and plunges to northwest . The vein has a strike of 200 m, a thickness of 3 m, and a length of 600 m, dipping 40 º to the north, open down dip . Mineralization encountered to date is similar to that observed elsewhere . Additional work in this area is planned further to evaluate the continuity of grade and thickness veins . 54

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 7 - 7: A) Sulfide - rich laminated quartz vein in the Matinha body. B) Detailed pyrite crystals in the Matinha body (NX Gold, 2023) Gold mineralization in all veins is associated with sulphides that are primarily disseminated within the quartz, as illustrated in Figure 7 - 8 and Figure 7 - 9 , but can also be related to minor gold - bearing sulphides disseminated within the host rock . The veins generally contain 2 to 15 % total sulphide represented largely by pyrite and galena, with minor chalcopyrite, bornite, pyrrhotite, and sphalerite . Higher gold grades are generally associated with galena, chalcopyrite, bornite, and sphalerite . Figure 7 - 8: Quartz vein with high sulfidation (Pyrite and Galena) and high gold grade (NX Gold, 2018) 55

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 7 - 9: Buracão, Brás and Santo Antônio quartz veins with Pyrite, Galena, Sphalerite and high gold grade (NX Gold, 2018) The veins are typically bordered on the eastern and western edges by discontinuous breccias which are less than 2 m in thickness . Breccias can be described as those with a siliceous matrix containing angular fragments of quartz veins, a matrix containing pyrite and galena, typically containing gold grades less than 5 g/t, and as breccias with a carbonaceous matrix containing sub - rounded to sub - angular fragments of meta - volcanic rocks and quartz vein . 56

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The Xavantina Deposit is located in the Paraguay Belt, a Neoproterozoic orogenic belt, composed of a volcano - sedimentary sequence amalgamated between the Amazon craton and the São Francisco craton during the Brazilian - Pan African orogeny period . The mineralization is hosted in a crustal - scale structure associated with the Araés shear zone, which contains a sulphide - bearing laminated and extensional quartz vein . The Araés shear zone has a northeast - down - plunge trending that crosscuts the deformed and metamorphosed volcano - sedimentary sequence of the Proterozoic Cuiabá Group, forming a pinch - and - swell structure feature . The known veins mineralized along the Araés shear zone occur over 5 km of strike with an average width of 200 m and a thickness of 4 m, opening down - plunge in the NE strike . The veins are typically bordered on the eastern and western edges by discontinuous breccias of less than 2 m in thickness . Breccias can be described as those with a siliceous matrix containing angular fragments of quartz veins, a matrix containing pyrite and galena, typically containing gold grades less than 5 g/t, and as breccias with a carbonaceous matrix containing sub - rounded to sub - angular fragments of meta - volcanic rocks and quartz vein . Where gold grades are found in economic concentrations, quartz veins typically contain approximately 2 to 15 percent total sulphide represented mainly by pyrite and galena, as well as minor chalcopyrite, bornite, pyrrhotite, and sphalerite . 57

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Historical exploration work completed on the property before NX Gold and MCSA is discussed in greater detail in Section 6 , History. In 2011 , Callori and Maronesi produced one of the first detailed geological maps of the property, mapping the project area at a 1 : 10 , 000 scale . Their work highlights the folding of the volcano - sedimentary units that host the Xavantina deposit, as well as a thrust fault running parallel to the deposit, as shown in Figure 9 - 1 . Figure 9 - 1: Geological map in the area of the Xavantina Operation at a scale of 1:10,000 showing the folded volcano - sedimentary sequence (Callori, and Maronesi, 2011) In 2013 , university professor and structural geologist Campos Neto conducted detailed structural mapping within the underground mine, along surface expressions of the gold - bearing quartz veins, and in other quartz veins distributed across the property (in showings mapped over approximately 1 . 8 km) . Neto divided the area into two structural sectors, with the southern sector being the most deformed, culminating in the Araés shear zone located approximately 80 m south of the known gold - bearing veins of the Xavantina Operation . The resulting map is shown in Figure 9 - 2 , where the northern segment (meridional segment) 58

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT presents less deformed rock units when compared to the southern segment (meridional segment) . The foliation of the rock units becomes progressively more developed towards the Araés shear zone, which marks the southern boundary of the section . Figure 9 - 2: Composite vertical cross - section looking west (Neto, 2013). In 2014 , geologists from the General Geological Department of the Federal University of Mato Grosso, with support from NX Gold geologists, mapped an area extending from the mine property northward for approximately 35 km, at a scale of 1 : 50 , 000 . Beginning in 2018 , NX Gold geologists began producing detailed underground geological maps for each mine level to support geological controls of mineralization and 3 D geological data integration . Figure 9 - 3 provides an illustrative map prepared during face mapping of the - 320 and - 330 levels within the underground mine at the Santo Antônio vein . 59

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 3: Illustrative geological map within the Santo Antônio vein (NX Gold, 2022) Since 2021 , NX Gold's exploration geologists have continued to enhance geological mapping across the project area, integrating surface mapping, geological drilling records, and underground mapping . The interpreted map and cross - sections ( Figure 9 - 5 , and Figure 9 - 6 ) suggest the presence of two deformation regimes . In conjunction with geological mapping programs, a total of 2714 rock samples were collected on the property for geochemical analysis Figure 9 - 4 shows the location of the samples, which are distributed across our ANM mining permits . 60

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 4: The location of the rock samples distributed in our ANM mining processes (NX Gold, June 2025) 61

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 5: Geological map produced by the NX Gold technical team for Mine Concession Area (NX Gold, 2025) 62

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 6: Illustrative cross - section produced by the NX Gold technical team within the Santo Antônio vein (NX Gold, 2022) In 2021 , a regional exploration program was initiated to identify prospects in previously explored areas using stream sediment and heavy mineral sampling . By October 2022 , a total of 1 , 962 stream samples and 1 , 986 heavy mineral samples had been collected across the following concessions : 866269 / 1990 , 866013 / 2014 , 866015 / 2014 , 866104 / 2021 , 866081 / 2021 , 866320 / 2021 , 866676 / 2006 , 867082 / 2021 , 867083 / 2021 , 867084 / 2021 , 867085 / 2021 , 867086 / 2021 , 867087 / 2021 , 867089 / 2021 , 866090 / 2021 , and 867666 / 2021 . A total of 1 , 314 stream samples and 1 , 447 heavy mineral samples from the total collected were sent to ALS Chemex Laboratories (“ALS Chemex” or “ALS”) for multi - element analysis, while another 648 stream samples and 524 heavy mineral samples were sent to SGS GEOSOL for multi - element analysis . Additionally, 15 heavy mineral samples were analyzed for gold at the Xavantina mine laboratory . Between 2023 and 2025 , an additional 1 , 664 stream sediment samples and 1 , 608 heavy mineral samples were sent to the ALS laboratory, with multi - element analysis performed on all samples ( Figure 9 - 7 ) . 63

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 7: The location of the Stream Sediments and Heavy Mineral Samples distributed in our ANM mining processes. (NX Gold, June 2025) Between 2012 and 2015, Xavantina collected a total of 2,271 soil samples to evaluate the potential for additional gold mineralization on the property. In 2012, a total of 776 samples 64

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT were sent to ALS for multi - element analysis . In 2014 , a total of 37 samples were sent to ACME Laboratories for multi - element analysis . In late 2014 , Xavantina collected 828 soil samples that were sent to SGS GEOSOL for gold analysis, along with an additional 117 samples sent to SGS GEOSOL for multi - element analysis . In 2015 , Xavantina collected 513 soil samples that were sent to SGS GEOSOL for multi - element analysis . ALS, ACME Laboratories, and SGS GEOSOL are independent of NX Gold and Ero Copper . A comprehensive soil geochemistry an d regional exploration s u r v e y covering the exploration licenses c o mm en c e d in 202 1 an d is ongoing . From 202 1 to October 2022 , a total of 1 6 , 6 90 soil samples were collected in the regional exploration program . F r o m this total, 9 , 844 samples were sent to ALS Minerals for multi - element analysis, another 6 , 833 samples were sent t o SGS G E O S O L for multi - element analysis, an d a total of 1 3 samples were s en t to the internal laboratory for gold analysis . Between 2023 and August 2025 , 2 , 379 samples were submitted for multi - element analysis by the ALS laboratory . The soil grids were created with spacing of 100 m by 25 m or 100 m by 40 m . The analytical results are used for ranking prospective areas and identifying new prospective zones ( Figure 9 - 8 ) . 65

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 8: The location of the Soil Samples distributed in our ANM mining permits. (NX Gold, June 2025) 66

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Since 2021 , in support of soil and river sediment sampling programs, 1 , 628 auger holes have been drilled to investigate areas where soil sampling was impractical, such as areas impacted by livestock farming ( Figure 9 - 9 ) . A total of 1 , 017 samples were sent to SGS GEOSOL for multi - element analysis, and an additional 72 samples were sent to ALS for multi - element analysis . Complementary auger sampling carried out during 2021 and 2022 collected a further 206 samples, which were sent to SGS GEOSOL for multi - element analysis . In 2023 , another auger sampling campaign was conducted, during which 333 auger samples were collected and sent to the SGS GEOSOL laboratory for multi - element analysis . Figure 9 - 9: The location of the auger holes distributed in our ANM mining processes. (NX Gold, June 2025) 67

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Channel samples from production drives are routinely taken from the galleries for geochemical analysis . Sampling is designed to crosscut the entire thickness of the quartz vein wherever possible . Sampling lines are spaced at approximately 3 m apart and sample lengths that vary from 0 . 5 to 1 m . The channel sampling procedure involves collecting chips from a rectangular zone along the sampling line . The average weight of samples used for grade control and planning purposes is approximately 4 kg for each sample line ; each channel is photographed . Channel sampling is performed in conjunction with geological mapping in all underground drives within the orebodies to improve geologic understanding of primary mineralization controls and to support geological data integration ( Figure 9 - 10 ) . Figure 9 - 10: Procedure of channel sampling in Santo Antônio vein (NX Gold, May 2024) 68

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 11: Channel sampling in Santo Antônio vein (NX Gold, 2022) In August 2013 , MCSA contracted Lasa Prospecções S . A to execute an airborne magnetic and gamma - spectrometry survey in the Nova Xavantina area as shown in . The survey totaled 1 , 969 . 40 line - km flown at a nominal 100 m above ground and covered a total area of 156 km 2 . The north - south flight lines were flown at 100 m spacing and the east - west tielines were flown with 1 , 000 m spacing . The data processing was completed by FUGRO - LASA using Oasis Montaj software developed by GEOSOFT . Maps showing total magnetic intensity, magnetic analytical signal, and magnetic first vertical derivative, potassium, uranium, and thorium concentrations and ratios and a digital topographic map were produced . The analytical signal of the magnetic data shows a strong lineament to the south of the gold - bearing lenses that corresponds to the Araés shear zone . The magnetic highs located near the known mineralized veins are interpreted to be folded magnetic banded iron formations . 69

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 9 - 12: Airborne geophysical magnetic data for the Xavantina Operation area (NX Gold, 2018) 70

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Drill core density measurements of the quartz veins are routinely taken during drilling campaigns . Rock density measurements are performed on core samples using the water displacement method with a paraffin wax coating to account for porosity . The measurements are carried out according to the following procedure : vii. i. Sample Selection: Representative core intervals are selected for testing. ii. Preparation: The selected core samples are cut to a length between 10 cm and 15 cm. Each sample is associated with its respective project and drill hole ID. iii. Lithology is recorded. iv. Dry Weighing : The dry core sample is weighed in air to define the Mass in Air (M sample ) (referred to as MRxAR ) . v. Wax Coating : The core sample is submerged in melted paraffin wax to create a thin, waterproof layer . vi. Paraffin Mass Calculation : The coated core is weighed again in air . The mass of the paraffin coating (M paraf ) is calculated by subtracting the initial dry weight from the coated weight . Hydrostatic Weighing : The paraffin - coated core is weighed while submerged in water . The difference between the coated mass in air and the coated mass in water corresponds to the volume of water displaced by the total sample volume (core + paraffin) . Calculation The bulk density is calculated considering the specific gravity of the paraffin wax (assumed as 0.9 g/cm³). The following formula is used to determine the final density: The average density of all rock types, based on a density database that includes over 2 , 600 samples of drill core, is approximately 2 . 83 g/cm 3 . A summary of density data by rock type from drilling is presented in Table 9 - 1 . 71

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Table 9-1: Density data (Santo Antônio and Matinha Veins)

Lithology	Santo Antônio		Matinha	
	Samples	Density (g/cm³)	Samples	Density (g/cm³)
Chert	188	2.81	7	2.79
Felsic dike	353	2.83	68	2.82
Diorite	43	2.80	15	2.71
Carbonaceous phyllite	233	2.70	86	2.69
Meta Volcanic	538	2.79	273	2.78
Debris Flow	274	2.77	48	2.78
Sandstone/siltstone	377	2.78	38	2.79
Quartz vein	128	2.64	45	2.65
Carbonaceous matrix breccia	5	2.75	5	2.71
Silica matrix breccia	6	2.71	2	2.69
Total	**2145**	**2.75**	**587**	**2.74**

9.8 Drone Survey

A 37 line-kilometer drone survey covering an area of 14.5 km² was completed in June 2018. This survey produced a high-quality image with a 17 cm spatial resolution as well as a digital elevation model (spatial resolution of 1 m and a vertical precision of 2 m). The survey covers the mine area and the area of the planned 2018 drilling program. The primary use of the survey results was for planning access roads and drill platform locations.

9.9 Sampling Method

During drilling campaigns undertaken by NX Gold since 2013 in support of the exploration programs and current Mineral Resource estimate, NX Gold personnel performed gold assays on stream sediment sampling, soil sampling and drill core in accordance with written sampling procedures, which are described in the following sub-sections.

9.9.1 Stream Sediment Sampling

Stream sediment sampling incorporated the use of GIS data used to identify drainages. During the program planning, drainage junctions and headsprings were prioritized. All samples represent a composite of sediments over a 50 m stream segment.

i. First, the pH of the water within the stream segment is measured.
ii. Sediment samples are collected with a plastic shovel.
iii. The material is sifted with a 1-mm sieve into a bucket with a capacity of 10 liters until 2 to 3 kg of sample material has been collected.
iv. All samples are shipped to the laboratory with the sample number written directly on the bag and on an internal tag.
v. For every 50 samples, a certified reference standard is inserted into the batch for QA/QC purposes. At least one duplicate is inserted into the batch to reinforce quality control.

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9.9.2 Heavy Mineral Sampling

i. Heavy mineral sampling incorporated the use of GIS data used to identify drainages. During the program planning, drainage junctions and headwaters were prioritized.

ii. First, the pH of the water within the stream segment is measured.

iii. Sediment was collected from active streams channels preferentially from inside xxx of channels and other locations favorable for heavy mineral accumulation, Sampling targeted the basal gravel layer where practical.

iv. Approximately 10 liters of sediment collected with a plastic shovel.

v. The collected material is sieved in the field to a nominal 2mm size fraction to remove coarse material.

vi. The < 2mm fraction was processed by manual panning to produce a heavy mineral concentrate. The final concentrate was retained for laboratory analysis

vii. Heavy mineral samples are tagged, sealed, labeled, and transported to the laboratory for analysis.

viii. Quality control procedures include a certified performance standard which is inserted into the batch for QA/QC purposes. At least one duplicate is inserted into the batch to reinforce quality control.

9.9.3 Soil Sampling

i. Soil sampling programs are performed after defining a sample grid based on GIS data, incorporating previous results from both stream and heavy mineral sampling. Geological information and rock sampling results are also used to define the best sampling grid for soil sample campaigns.

ii. At each sampling location, a hole measuring approximately 40 cm is dug. At this depth, soil material is sampled. The remaining soil (from surface to 40 cm depth) is discarded.

iii. The soil material is sieved to a nominal size fraction with a 80-mesh sieve and is then homogenized. An 800 mL sample is collected for analysis

iv. All samples are shipped to the lab with the sample number written directly on the bag and on an internal tag.

v. Soil samples are tagged, sealed, labelled and transported to the laboratory for analysis.

73

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Between 1995 and 2025 , NX Gold drilled 937 drill holes, totalling approximately 264 , 939 m, were completed on the property, including both underground mining drilling and exploration drill holes ( Table 10 - 1 , Table 10 - 2 , and Table 10 - 3 ) . The total number of drill holes conducted on the property between 2018 and the Report's Effective Date is 341 totaling approximately 182 , 355 m . Additionally, between 2018 and 2025 , approximately 1 , 875 channel samples were collected . In early 2018 , NX Gold initiated a drilling program aimed at testing the down - plunge extension of the Buracão and Brás veins, as well as the area between these two veins and beneath the existing access ramp connecting them . The Santo Antônio and Matinha veins were discovered and further delineated during drilling campaigns from 2018 to 2024 ( Figure 10 - 1 ) . The Mineral Resource estimate incorporates drilling from 2018 to the effective date of this report . The majority of the current Mineral Resource estimate and the entirety of the current Mineral Reserve estimate are contained within the Santo Antônio and Matinha veins . Figure 10 - 1: Drill hole traces at the Xavantina Operation (Xavantina, 2025) Santo Antônio Matinha Brás Buracão EDEM 74

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 10 - 1: Mine Surface Drilling Summary 75 Core Size Meters Number of Holes Hole IDs Year Company 2,306 8 SAR1 - SAR8 1995 Andrade Guitierrez NQ 17,619 81 FSA 3001 ,FSA 3101 ,FSA 3201 ,FSA 3202 ,FSA 3203 ,FSA 3301 ,FSA 3302 , FSA 3303 ,FSA 3401 ,FSA 3401 A,FSA 3402 ,FSA 3501 ,FSA 3501 A,FSA 35 02 ,FSA 3502 A,FSA 3601 ,FSA 3602 ,FSA 3603 ,FSA 3702 ,FSA 3702 A,FS A 3902 ,FSA 4002 ,FSA 4102 ,FSA 4102 A,FSA 41501 ,FSA 41502 ,FSA 415 03 ,FSA 4201 ,FSA 4202 ,FSA 4203 ,FSA 4204 ,FSA 42501 ,FSA 42502 ,FSA 42503,FSA4301,FSA4302,FSA4303,FSA4303A,FSA43501,FSA43502 ,FSA43503,FSA4401,FSA4401A,FSA4402A,FSA4402B,FSA4403,FS A44501,FSA44501A,FSA44501B,FSA447502,FSA4501A,FSA4501B, FSA4502,FSA45501,FSA45501A,FSA45502,FSA457501,FSA457503, FSA457504,FSA4601,FSA4602,FSA4603,FSA46501,FSA46502,FSA 4701,FSA4702,FSA4702A,FSA4801,FSA4801A,FSA4802,FSA4802A, FSA4901,FSA4901A,FSA4902,FSA4902A,FSA5001,FSA5002,FSA50 02A,FSA5101 ,FSA5101A,FSA5102 2007 MCSA NQ 11,531 70 FSA 3201 A,FSA 3203 A,FSA 3204 ,FSA 3301 A,FSA 3301 B,FSA 3303 B,FS A 33501 ,FSA 33502 ,FSA 33503 ,FSA 33504 ,FSA 3401 B,FSA 3402 A,FSA 34501 ,FSA 34502 ,FSA 34503 ,FSA 3501 B,FSA 35501 ,FSA 35501 A,FSA 4003,FSA40503,FSA4103,FSA412501,FSA412502,FSA412503,FSA4 1501A,FSA417501,FSA417502,FSA417503,FSA417503A,FSA41750 4,FSA4201A,FSA4204A,FSA422501,FSA422501A,FSA422502,FSA4 22503 ,FSA 42501 A,FSA 42503 A,FSA 427501 ,FSA 427502 ,FSA 427503 , FSA 427504 ,FSA 432501 ,FSA 432501 A,FSA 432502 ,FSA 432503 ,FSA 4 37501 ,FSA 437502 ,FSA 437502 A,FSA 437503 ,FSA 442501 ,FSA 442502 ,FSA447501,FSA4703,MCA40501,MCA4101,MCA4101A,MCA41501, MCA4201,MCA42501,MCA42501A,MCA4301,MCA43501,MCA43501 A,MCA4401,MCA44501,MCA4501A,MCA45501,MCA4601,REV01 2008 MCSA NQ 499 2 FSA3102, FSA3903 2009 MCSA NQ 11,582 52 BP1001, BP1002, FSA3102A,FSA312501,FSA312502,FSA31501,FSA317501,FSA3175 02,FSA317502A,FSA317502B,FSA322501,FSA322502,FSA322503,F SA322504,FSA317502A,FSA317502B,FSA322501,FSA322502,FSA3 22503,FSA322504,FSA32501,FSA32502,FSA32503,FSA327501,FSA 327502,FSA327502A,FSA327503,FSA332501,FSA332502,FSA33250 3 ,FSA 332503 A,FSA 337501 ,FSA 337502 ,FSA 337502 A,FSA 337503 ,FS A 342502 ,FSA 342503 ,FSA 342503 A,FSA 347501 ,FSA 347 ,FSA 502 ,FS A 347503 ,FSA 352501 ,FSA 352501 A,FSA 352502 ,FSA 357501 ,FSA 442 503 ,FSA 442504 ,FSA 443701 ,FSA 443702 ,FSA 44502 ,FSA 44503 ,FSA 4 47503,FSA447504,FSA4503B,FSA452501,FSA45503,FSA45504,FSA 458701 2012 MCSA NQ/BQ 9,514 37 BS01 - BS17, BUS01 - BUS16, FSBVE01, RB01 - RB02 2013 NX Gold. NQ/BQ 12,494 43 BS18 - BS36, BUS17 - BUS35, MS01 - MS04, RB04 2014 NX Gold NQ/BQ 5,814 24 BS37 - BS39, BUS36 - BUS55, RS01 2015 NX Gold NQ/BQ 25,584 59 BS40 - BS52, BUS58 - BUS65 - BUS76, SA01 - SA32 2018 NX Gold HQ/NQ/BQ 24,682 58 BS53 - BS54, MAT01 - MAT09, SA20, SA25, SA29 - SA31, SA33 - SA72 2019 NX Gold HQ/NQ/BQ 26,310 37 SA73 - SA94, MAT10 - MAT17, RC01 - RC02 2020 NX Gold HQ/NQ/BQ 49,007 61 MAT18 - MAT45, SA87B, SA94A - SA112 2021 NX Gold HQ/NQ/BQ 30,329 39 MAT46 - MAT66, MATGEOT01 - MATGEOT02, SA108 - SA113A 2022 NX Gold - - - No drill holes 2022 to 2025 NX Gold - 227,270 571 TOTAL

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 10 - 2: Underground Drilling Summary Core Size Meters Number of Holes Hole IDs Year Company NQ/BQ 1,799.1 31 BP1E01 - BP1E04, BP2001 - BP2015, BP2015A, BP2015B, BP2016, BP2016A, BP2017, BP2017A, BP2017B, BP2018, BP3001, BP3002, BP3002A, BP3003 2012 MCSA NQ/BQ 4,893.5 63 BP 3003 A,BP 3003 B,BP 3007 ,BP 3013 ,BP 3013 A,BP 3013 B,BP 3014 ,B P 3014 A,BP 3015 ,BP 3015 A,BP 3015 B,BP 3016 ,BP 3017 ,BP 3017 A,BP 3017 C,BP 3017 D,BP 3018 ,BP 3019 ,BP 3020 ,BP 3022 ,BP 3022 A,BP 302 3,BP3024A,BP3025,BP3026,BP3027,BP3028,BP3029,BP3029A,BP 3031 ,BP 3032 ,BP 3033 ,BP 3034 ,BP 3034 A,BP 3035 ,BP 3040 ,BP 3041 , BP 3041 A,BP 3041 B,BP 3042 ,BP 3043 ,BP 3044 ,BP 3045 ,BP 3052 ,BP 30 53 ,BP 3054 ,BP 4002 ,BP 4002 A,BP 4003 ,BP 4004 ,BP 4005 ,BP 4006 ,BP 4007,BP4010,BP4011A,BP4012,BP4013,BP4014,BP4015,BP4015A , BP4016,BP4017A,BP4018, 2013 NX Gold NQ/BQ 2,752.3 29 BP3046,BP3047,BP3048,BP3049,BP3050,BP3051,BP3055,BP3055 A,BP3056,BP3057,BP 3058,BP3059,BP3060, BP3061, BP3062,BP3063,BP3064,BP3064A,BP3065, BP4021,BP4022,BP4023,BP4024,BP4025,BP4026,BP4027,BP4028 ,BP4029,BP4030 2014 NX Gold NQ/BQ 1,781.4 15 BP3046,BP3047,BP3048,BP3049,BP3050,BP3051,BP3055,BP3055 A,BP3056,BP3057,BP3058,BP3059,BP3060,BP3061,BP3062 2015 NX Gold NQ/BQ 2,437.2 13 BSUG01 - BSUG11, SAUG01 - SAUG02 2019 NX Gold NQ 6,393.96 33 SAUG03 - SAUG35 2022 NX Gold NQ 8,142.72 22 SAUG36 - SAUG39, SAUG39A - SAUG49, BSUG12 - BSUG18 2023 NX Gold NQ 5,560.53 11 SAUG50 - SAUG60 2024 NX Gold NQ 3,908.56 8 SAUG61 - SAUG68 2025 NX Gold - 37,669.27 225 TOTAL Table 10 - 3: Regional Drilling Summary Core Size Meters Number of Holes Hole IDs Year Company HQ/NQ 6,472.70 17 MTV01 - MTV15, RC01 - RC02 2020 NX Gold HQ/NQ 12,432.97 26 MTV16 - MTV29, CRS01 - CRS04, SC01 - SC05, SLU01 - SLU06, QTE01 - QTE04, BTR01 2021 NX Gold HQ/NQ 11,037.41 45 SLU07 - SLU17, BTR02, CHA01 - CHA03, JAP01 - JAP02, JUR01 - JUR02, MCH01 - MCH07, QTE05 - QTE08, VHL01 - VHL06 2022 NX Gold HQ/NQ 8,982.66 39 RC03 - RC04, EST01 - EST08, PAL01 - PAL05, CRS05 - CRS06, CRS06A - CRS07, AX01 - AX06, AX06A - AX19 2023 NX Gold HQ/NQ 6155 14 CRZ01 - CRZ14 2025 NX Gold - 45081 141 TOTAL In 1995 , Nova Xavantina Mineração Ltda . tested the extension of the veins to a maximum depth of 200 m below surface . Drill company GEOSOL completed eight diamond drill holes for a total of 2 , 306 m in the Brás and Buracão sectors, including one drill hole testing the continuity between the two veins . The sampling method and approach used by Nova Xavantina Mineração Ltda in 1995 is unknown and the core is not available . MCSA drilled a total of 204 surface diamond drill holes totaling 41,134 m and 32 underground drill holes totaling 1,895 m in the period from 2007 to 2014. These holes 76

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT were drilled to a vertical depth of 380 m below surface in the Brás vein and to a vertical depth of 200 m below surface in the Buracão vein . All surface drill holes were drilled using NQ size and underground drill holes were drilled using NQ and BQ size . Collar locations were measured by mine surveyors using a differential global positioning system (GPS) instrument with a precision of less than 1 cm . Borehole deviation data was collected at 3 m intervals using a Maxibor tool for the surface drill holes and with an EZ - track tool for the underground drill holes . After the Project was transferred to NX Gold, the company drilled a total of 22 , 008 m in 80 surface diamond drill holes and a total of 7 , 645 m in 92 underground diamond drill holes . The drilling tested the Buracão vein to a depth of 240 m below surface and the Brás vein to a depth of 420 m below surface . All surface drill holes were drilled using NQ size and underground drill holes were drilled using NQ and BQ size . Collar locations were measured by mine surveyors with a precision of less than 1 cm . Borehole deviation data was collected at 3 m intervals with a Maxibor tool for the surface drill holes and with an EZ - track tool for the underground drill holes . The drilling program consisted of infill drilling and drilling at depth to evaluate the depth extension of the two veins . In 2015 NX Gold drilled a total of 5 , 814 min 24 surface diamond drill holes and 1 , 781 m in 15 underground holes . All surface drill holes were drilled using NQ size and underground drill holes were drilled using NQ and BQ size . Only five surface drill holes in the Buracão sector and two surface drill holes in the Brás sector drilled in 2015 are used in the current resource estimate . Collar locations were measured by mine surveyors with a precision of less than 1 cm . Borehole deviation data were collected at 3 m intervals with a Maxibor tool for the surface drill holes and with an EZ - track tool for the underground drill holes . The drilling program consisted of testing the extension of the Brás vein to a depth of 440 m below surface and the Buracão vein to a depth of 320 m below surface . In the 2018 and 2019 exploration program, NX Gold drilled a total of 45 , 055 m in 96 NQ - size surface diamond drill holes plus an additional 1 , 315 m in 8 NQ and BQ size underground holes . The 2018 and 2019 drill holes were used in the current resource estimate . The primary objective of this drilling was the discovery and delineation of the Santo Antônio vein . Collar locations were measured by mine surveyors with a precision of approximately 1 cm . Downhole deviations were monitored using a DeviShot tool to control and, if necessary, compensate for drift . After completion of drilling, all boreholes were surveyed at 3 m intervals with a DeviShot tool . In 2019 , NX Gold drilled 3 , 945 m on 9 holes to test extensions of the Matinha vein located to the east of the Brás vein . As most of the drilling at Matinha was conducted before 2015 , only a selection of more recent drill data was used in the current Mineral Resource estimate . 77

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT In the 2020 exploration program NX Gold drilled a total of 18 , 143 m in 33 NQ and BQ - size diamond drill holes from surface plus an additional 3 BQ - size underground holes, totalling 571 m . All drill holes completed during the 2018 , 2019 and 2020 campaigns on the Santo Antônio vein were used in the current Mineral Resource estimate . The primary objective of the drilling was to expand the know limits of the Santo Antônio vein . NX Gold drilled 1 , 362 m in 3 drill holes to test extensions of the Matinha vein located to the east of the Bras vein . NX Gold drilled 1 , 278 m in 2 drill holes in the Rocinha prospect, located east of the Matinha vein, and initiated a preliminary regional exploration program with 7 widely - spaced drill holes totalling 2 , 551 m to test the Mata Verde target area . Collar locations were measured by mine surveyors with a precision of approximately 1 cm . Downhole deviations were monitored during drilling using a REFLEX GYRO tool at 30 m intervals, and, if necessary, to compensate for drift . After completion of drilling, all boreholes were surveyed at 3 - m intervals with a REFLEX GYRO tool . The 2021 to 2025 drilling campaign was updated for Matinha and Santo Antônio veins . Drilling at the Matinha vein totaled 36 , 001 m in 63 holes, consisting of 34 holes in 2021 and 29 holes in 2022 campaign . Drilling at the Santo Antônio vein totaled 42 , 342 m in 105 holes, consisting of 38 drill holes from surface and 67 drill holes from underground . Since, 2019 drilling at Matinha has totaled 44 , 041 . 48 m in 78 surface holes . Drilling at the Santo Antônio mine since 2018 totals 93 , 167 . 6 m in 200 holes, with 133 surface drill holes ( 66 , 039 . 24 m) and 68 underground drill holes ( 21 , 398 . 99 m) . The regional exploration drilling program from 2021 to 2025 included 141 HQ - NQ size drill holes from surface totaling approximately 45 , 081 m . Collar locations were measured by mine surveyors with a precision of approximately 1 cm . Downhole deviations were monitored during drilling using a REFLEX GYRO tool at regular 30 m intervals . After completion of drilling, all boreholes were surveyed at 3 m intervals with a REFLEX GYRO tool . NX Gold is currently conducting exploration drilling with a third - party contractor to further evaluate the continuity of mineralization at depth in the Santo Antônio and Matinha veins . 78

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11 SAMPLE PREPARATION, ANALYSIS AND QAQC

The sampling procedures at the NX Gold gold mine are conducted in accordance with internationally recognized best practices of the global mining industry. These procedures follow established technical standards to ensure sample representativeness, quality control, and reliability of results, supporting accurate geological interpretation and responsible resource evaluation.

The core is stored on-site in core boxes on covered metal racks. The majority of holes drilled by MCSA and NX Gold that intersect gold-bearing quartz veins are NQ size, with the some HQ and BQ -size core. Preparation of selected core intervals to be sampled is completed using the following method (summarized in Figure 11-1 and shown in Figure 11-2) :

i. Core boxes are delivered to the core logging facility by the drilling crew where the core is laid out in sequence. The core is checked by NX Gold technicians before geological logging to ensure that core has been correctly placed in boxes by the drillers.

ii. The core is then marked on 1m depth intervals allowing for more precise measurements between the standard 3-m core markers inserted by the drillers. The core boxes are labelled with the start and end of the interval for the box and the range of sample numbers and subsequently photographed.

iii. Core is then logged by a geologist to record features including structure, veining, lithology, and mineralization. Geotechnical logging is carried out, including measurements of total core recovery, rock quality designation (RQD), Bieniawski system - rock mass ratio (RMR), Barton system (Q) and fracture orientation and type.

iv. Samples are selected for density measurements, which are performed on site with wax coated core using the water displacement method.

v. Intervals of core selected for sampling are marked using a red pencil showing arrows that indicate the "from" and "to" range of each sample interval and a reference line drawn parallel to the core axis and through the approximate center of the core.

vi. Samples are defined on a geological basis to respect lithological or structural contacts. Samples are collected with a minimum length of 0.5 m and a maximum length of 2 m. Where possible, a 0.5 m sample length is used in mineralized sections and 1 meter sample length is used in wall rock sequences.

vii. The core is marked and tagged for sampling and moved to the cutting facility to be cut using diamond bladed rock saws. A technician saws and samples the core one sample at a time, starting with the first tag and following through the sample number sequence until the end of the sampled interval.

viii. Half-core samples are taken for sampling, and the remaining half-core is carefully stored. Sampling commences at least 1 m before the start of the mineralized zone and extends at least 1 m beyond the mineralized vein.

ix. Control samples (blanks, duplicates and certified reference material) are inserted as core is sampled to ensure that sample numbers are in sequence and to ensure drill core samples cannot be identified based on sample numbers.

79

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT xii. 80 x. Unbiased sampling is managed by consistent selection of the left half from each cut core . The left half of the core samples are placed in transparent plastic bags and the right half is placed back into its original position in the core box . Broken core, such as fault gouge or fault breccia, is sampled by scooping the left half into a sample bag while the right half remains in the core box . xi. Packets of certified reference material are assigned by the core - logging geologist and verified by the technicians . Each sample shipment to the assay laboratory comprises samples from only one drillhole ; this practice allows laboratory batches to be tracked for quality control as well as facilitate requests for batch re - assays in the event of an identified QA/QC issue . Figure 11 - 1: Sample preparation and analysis Flow Chart (NX Gold, 2022) Core Reception Core Photography Meter marking & QA Geological Core Logging Mineralized Zone Deﬁnition Update Database Core Sampling Dispatch to Laboratory Assay Data Reception Update Database Assay QA/QC Validation

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 2: Photographs of standard operating procedures: (A) Geological and geotechnical core logging, sample selection for laboratory analysis; (B) density measurements ; (C) drill core cutting; (D) sampling of sawn core; (E) sample batch preparation for laboratory transfer; (F) core box storage (NX Gold, 2022) 81

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Drilling sampling programs undertaken by MCSA and NX Gold were prepared and assayed by external accredited laboratories, including ALS Minerals, SGS - GEOSOL, and the Xavantina laboratory . ALS Minerals is the Company’s primary laboratory for sample preparation, which is conducted in Goiânia, Brazil, ; gold analyses are routinely performed at ALS facilities in Chile or Peru . Gold analyses are conducted using screen fire assay procedures with atomic absorption finish on 50 g charges, under ALS analytical codes AU - SCR 21 , Au - AA 25 , and ME - ICP 61 . Sample preparation follows ALS PREP - 33 D protocols parameters, in Goiânia . Samples analyzed by SGS - GEOSOL were prepared and analyzed at the SGS - GEOSOL laboratory in Vespasiano, Minas Gerais, Brazil, following preparation (PREPCL_NX) and analytical procedures equivalent to those used by ALS . Gold analyses were conducted using screen metallic and fire assay methods with an atomic absorption finish on a 50 g charge, under SGS analytical codes FAASCR_ 150 and FAA 313 . Multi - element analyses were performed using inductively coupled plasma optical emission spectrometry (ICP - OES) under SGS analytical code ICP 40 B . ALS – Preparation (PREP - 33 D) i. Barcode assignment and registration in the LIMS (Webtrieve) system ii. Recording of sample weights iii. Drying using DRY - 21 method at 120 ƒ C iv. Crushing of approximately 1 kg of sample to 90% passing 2 mm v. Sample splitting using a riffle splitter vi. Pulverization of up to 1,000 g to >95% passing 106 µm vii. Retention of pulps and coarse rejects for analysis and QA/QC SGS - GEOSOL – Preparation (PREPCL_NX 90%2) viii. Sample reception, barcode assignment, and registration in SGS LIMS ix. Recording of sample weights x. Drying under controlled temperature conditions xi. Crushing of approximately 1 kg of sample to 90% passing 2 mm xii. Sample splitting using a riffle splitter xiii. Pulverization of up to 1,000 g to >95% passing 106 µm xiv. Retention of pulps and coarse rejects for quality control 82

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operation, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The management systems of ALS and SGS GEOSOL laboratories are ISO - 9001 and ISO - 17025 certified . Both are independent of the Company as such term is defined under NI 43 - 101 . Gold analyses were completed at ALS using the screen fire assay method AU - SCR 21 . Approximately 1 kg of pulp is sieved at 106 µm . The material retained on the screen (coarser than 106 µm ; Au (+) fraction) is collected and analyzed by fire assay with a gravimetric finish . The material passing 106 µm (Au ( – ) fraction) is homogenized, and two subsamples are analyzed by fire assay with an atomic absorption finish using ALS methods Au - AA 25 and Au - AA 25 D . The mean of these two determinations is reported as the grade of the passing fraction . A combined gold grade is then calculated from the Au (+) and Au ( – ) fractions, providing a more representative result for both coarse and fine gold . In addition, ALS performed multi - element analyses ( 34 elements) using inductively coupled plasma mass spectrometry (ICP - MS ; method ME - MS 61 ) SGS Geosol also used a metallic screen analytical method, FASCR_ 150 90% , and a fire assay procedure with an atomic absorption finish on a 50 g charge (FAA 313 ) . A multi - element suite was determined ( 48 elements) using a multi acid digestion followed by inductively coupled plasma optical emission spectroscopy (ICP - 40 B) . A summary of the methods used by each laboratory, the elements assessed, and the detection limits are presented in Table - 11 - 1 . 83

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table-11-1: Analytical procedures summary

Analytical Procedures						
Laboratory	Method	Element	Description	Instrument	Lower Detection Limit*	Upper Detection Limit*
ALS	Au-SCR21	Au	1 kg pulp screened to 106 µm. Other screen sizes available. Duplicate 30 g assay on screen undersize. Assay of entire oversize fraction.	Screen metallic gold	0.005 (ppm)	100,000 (ppm)
		Au Total (+) (-) Combined	Total weight-averaged gold content in the 1 kg sample.	AAS	0.005 (ppm)	100,000 (ppm)
		Au (+) Fraction	Gold content of plus fraction - fire assay	AAS	0.05 (ppm)	100,000 (ppm)
		Au (-) Fraction	Gold content of minus fraction. Reported as mean of two subsamples.	AAS	0.005 (ppm)	100 (ppm)
		Au-AA25	Gold content of first minus fraction	AAS	0.005 (ppm)	100 (ppm)
		Au-AA25D	Gold content of second minus fraction subsample	AAS	0.005 (ppm)	100 (ppm)
	Au-AA25	Au	Fire assay	AAS	0.01 (ppm)	100 (ppm)
	ME-ICP61	48 elements	48 element four-acid digest, ICP-MS finish	ICP-MS	0.01 (ppm)	100 (ppm)
SGS	FASCR_15 0 90%	Au	A screen fire assay technique	AAS	0.005 (ppm	100 (ppm)
GEOSOL	FAA313	Au	Fire assay and flame atomic absorption	AAS	5 (ppb)	10,000 (ppb)
	FAA525	Au	Fire assay and flame atomic absorption	AAS	5 (ppb)	10,000 (ppb)
	ICP40B	48 elements	Multi-acid Digestion	ICP-OES	3 (ppm)	100 (ppm)

84

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The sample security procedures for pre - 2013 sample preparation, analyses and transportation are unavailable . Nonetheless, all drill cores from 2013 to 2025 campaigns, including the remaining half core of the sampled intervals, are stored at a secure warehouse at the Xavantina Operation . For the NX Gold exploration campaigns conducted in 2015 , 2018 , and 2019 , all samples were prepared by NX Gold personnel . Where applicable, sample batches were shipped from the property to ALS in Goiania using a reliable third - party transportation company . Samples from the 2020 exploration drilling campaign were prepared by ALS, and control duplicates were prepared by and inserted at the laboratory . For the NX Gold exploration campaigns from 2020 to 2022 , all samples were prepared by NX Gold personnel . Where applicable, sample batches were shipped ALS or to SGS Geosol in Vespasiano, Minas Gerais, Brazil, using a reliable third - party transportation company . Exploration samples from the 2022 drilling campaign was prepared by ALS and SGS Geosol . The laboratories prepared duplicate samples . Exploration and operations drill samples from 2023 to the Report’s Effective Date were prepared by ALS, with internal controls inserted by NX Gold . Nova Xavantina Mineração Ltda . ’s drilling program carried out between 1995 and 2006 lacks documentation on sampling preparation, analytical procedures, and security, and no drill core from this period remains . During MCSA’s 2008 drilling campaign, a quality control protocol was introduced involving the insertion of gold - certified standards and blanks with control samples analyzed at the mine laboratory . In 2013 , NX Gold implemented QA/QC procedures to verify the use of exploration datasets used in estimating Mineral Resources and evaluating exploration potential . These procedures include written field protocols and independent verifications of activities such as drilling, surveying, sampling and assaying, data management, including database integrity and sample security . Quality control procedures from 2013 to 2023 were applied, maintaining the same insertion rate of certified standards and blanks and adding the preparation of one duplicate sample for every 30 samples by an external laboratory . The Mineral Resource estimate is based solely on data from drilling and channel samples programs conducted from 2018 to the Effective Date of this report . In 2023 , NX Gold implemented an updated QA/QC methodology, which introduced refinements to analytical control procedures, including expanded use of pulp and coarse duplicates, coarse and fine blank materials, and updated acceptance criteria for quality control samples . These procedures were applied to exploration samples collected from 2023 to 2025 . Standards, blanks, and field duplicates were inserted every 30 samples . Two types of blank material (coarse - and fine - grained material) and three different duplicate types (Core, coarse, and pulp) are inserted . 85

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The number of duplicates, standards and blanks used in the period 2018 to 2023 is provided for the drill hole samples in Table 11 - 2 and channel sampling data in Table 11 - 3 . Table 11 - 2: Data for drillhole sampling from 2018 to 2023 86 Drillhole Sampling Protocols – 2018 to 2023 Total Sample Type 229 Duplicates 28 OREAS - 230 Standard 19 OREAS - 234 32 OREAS - 235 43 OREAS - 238 46 OREAS - 240 31 OREAS - 242 25 ITAK - 524 35 ITAK - 527 36 ITAK - 567 30 ITAK - 586 84 ITAK - 591 2 ITAK - 621 16 ITAK - 637 427 Total Standard 527 Blanks 1183 Total of control samples Table 11 - 3: Data for channel sampling from 2018 to 2023 Channel Sampling Protocols – 2018 to 2023 Total Sample Type 148 Duplicates 1 OREAS - 230 Standard 4 OREAS - 234 6 OREAS - 238 17 OREAS - 240 23 OREAS - 242 4 ITAK - 524 45 ITAK - 527 24 ITAK - 567 25 ITAK - 591 7 ITAK - 637 156 Total Standard 109 Fire Assay Blanks 38 Screen Fire Assay 147 Total Blanks 413 Total of control samples

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 11.4.1.1 Duplicate Samples Duplicate samples were analyzed separately for drill holes and channel samples . The analysis for the drill holes shows that 62 . 11 % of the samples are within the 20 % RSD limit ( Figure 11 - 3 ) . The channel sample duplicates show that 41 . 22% ( Figure 11 - 4 ) of the samples are within the 20 % RSD . This is consistent with the mineralization type . 87

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 3: Duplicate drill hole sample analysis (NX Gold, 2018 to 2023) y = 1.1783x + 0.1005 R² = 0.8779 0.00 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 0.00 10.00 20.00 40.00 50.00 60.00 Au (ppm) - Duplicate 30.00 Au (ppm) - Original Duplicate Pairs - Au (ppm) Xavantina Data Sample Failures Linear (Data Sample) 0.00 5.00 10.00 15.00 20.00 25.00 30.00 35.00 0.00 50.00 60.00 ABS Diﬀ. 70.00 Mean Duplicate - Mean vs Abs Diﬀ. - Au (ppm) Xavantina 10.00 20.00 30.00 Data Sample 40.00 Failures - 200 - 150 - 100 - 50 0 50 100 150 200 0.001 0.01 0.1 1 10 100 RPD (%) Média Au (ppm) RPD Replicates Data Sample LD 10X LD 0 50 100 150 200 250 0% 10% 20% 30% 70% 80% 90% 100% [RPD] - % 40% 50% 60% Classiﬁcation Xavantina - Hard Plot Field Duplicates Au (ppm) RPD 61.11% 88

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 4: Duplicate channel sample analysis (NX Gold, 2018 to 2023) y = 0.6323x + 3.3325 R² = 0.7003 0.00 50.00 100.00 150.00 200.00 250.00 0.00 50.00 300.00 350.00 Au (ppm) - Duplicate Duplicate Pairs - Au (ppm) Xavantina 0.00 20.00 40.00 80.00 60.00 100.00 120.00 140.00 160.00 180.00 200.00 0.00 50.00 200.00 ABS Diﬀ. 250.00 Mean Duplicate - Mean vs Abs Diﬀ. - Au (ppm) Xavantina 100.00 Data Sample 150.00 Failures - 250 - 200 - 150 - 100 - 50 0 50 100 150 200 250 0.001 0.01 0.1 10 100 1000 RPD (%) 1 Média Au (ppm) 100.00 150.00 200.00 250.00 Au (ppm) - Original Data Sample Failures Linear (Data Sample) RPD Replicates Data Sample LD 10X LD 0 50 100 150 200 250 0% 10% 20% 30% 70% 80% 90% 100% [RPD] - % 40% 50% 60% Classiﬁcation Xavantina - Hard Plot Field Duplicates Au (ppm) RPD 22% 41. 89

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

11.4.1.2 Accuracy Evaluation

From 2018 to early 2023 a total of 128 standards were analyzed for drill holes (Figure 11-5 to Figure 11-17) (Table 11-4).

Table 11-4: Control summary by standard for drill hole sampling

Drill holes Sampling - QAQC Protocol - 2018 to 2023							
Au (ppm)							
CRM	Reference Value	Average	Number of Samples	Outlier	Outlier (%)	Bias (%)	CV (%)
OREAS-230	0.337	0.342	28	3	10.71	1.80	4.05
OREAS-234	1.200	1.208	19	1	5.26	0.40	2.46
OREAS-235	1.590	1.579	32	9	28.13	-0.30	16.34
OREAS-238	3.030	3.070	43	10	23.26	-0.10	3.84
OREAS-240	5.510	5.531	46	8	17.39	0.10	5.75
OREAS-242	8.670	8.709	31	5	16.13	-0.50	3.54
ITAK-524	8.480	8.713	25	4	16.00	2.75	5.42
ITAK-527	8.750	8.421	35	7	20.00	-3.76	6.41
ITAK-567	4.310	4.451	36	7	19.44	3.26	3.92
ITAK-586	1.741	1.741	30	5	16.67	1.04	4.34
ITAK-591	2.660	2.672	84	4	4.76	0.47	6.21
ITAK-621	0.273	0.280	2	0	0.00	2.56	5.05
ITAK-637	1.659	1.713	16	6	37.50	3.25	6.75

NX Gold used certified reference materials from ITAK and OREAS. From 2018 to early 2023 a total 51 channel standard samples were submitted (Figure 11-18 to Figure 11-27) (Table 11-5).

Table 11-5: Control summary by standard for channel sampling

Channel Sampling - QAQC Protocol - 2018 to 2023							
Au (ppm)							
CRM	Reference Value	Average	Number of Samples	Outlier	Outlier (%)	Bias (%)	CV (%)
OREAS-230	0.337	0.380	1	0	0.00	12.76	-
OREAS-234	1.200	1.168	4	0	0.00	-2.71	0.82
OREAS-238	3.030	3.000	6	0	0.00	-0.99	1.75
OREAS-240	5.510	5.492	17	1	5.88	-0.33	2.09
OREAS-242	8.670	8.587	23	2	8.70	-0.95	3.86
ITAK-524	8.480	7.953	4	1	25.00	-6.22	9.72
ITAK-527	8.750	8.437	45	2	4.44	-3.58	4.20
ITAK-567	4.310	4.477	24	7	29.17	3.88	4.57
ITAK-591	2.660	2.655	25	0	0.00	-0.19	5.75
ITAK-637	1.723	1.788	7	3	42.86	3.77	8.26

90

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 5: Drill holes sampling OREAS - 230 CRM for the 2018 to 2023 campaign Figure 11 - 6: Drill holes sampling OREAS - 234 CRM for the 2018 to 2023 campaign 0.390 0.370 0.350 0.330 0.310 0.290 0.270 0.250 0.410 0.430 0.450 220115 220148 220160 220181 220304 220321 220352 220415 220462 220627 220677 220786 221444 221438 221942 222043 222349 223062 222652 222682 222711 222736 223528 224532 224559 230823 231023 231277 Au (ppm) - Fire Assay CRM OREAS - 230 Plot - Quality Control Chart SAMPLE Certiﬁed Value Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 1.000 1.050 1.100 1.150 1.200 1.250 1.300 1.350 1.400 214515 214625 214666 214709 214742 214772 214855 214963 215033 215077 215127 220123 220171 220234 220293 220335 220365 220391 220490 Au (ppm) - Fire Assay CRM OREAS - 234 Plot - Quality Control Chart SAMPLE Certiﬁed Value Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 91

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 7: Drill holes sampling OREAS - 235 CRM for the 2018 to 2023 campaign Figure 11 - 8: Drill holes sampling OREAS - 238 CRM for the 2018 to 2023 campaign 1.400 1.450 1.500 1.550 1.600 1.650 1.700 1.750 1.800 221332 221367 221506 221576 221603 222198 223388 222100 222380 222100 222280 222928 223161 223003 223248 223302 221971 222783 222852 223457 223586 223892 224111 223984 223984 223457 223302 223774 224129 222380 224194 224194 Au (ppm) - Fire Assay CRM OREAS - 235 Plot - Quality Control Chart SAMPLE Certiﬁed Value Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 2.400 2.600 2.800 3.000 3.200 3.400 3.600 214588 214072 214786 214874 220208 220265 220429 220508 220541 220574 220599 220651 220717 220746 220840 221478 221450 221383 221532 221711 221808 221673 222124 222305 223211 221993 222179 222885 222959 223130 221849 221283 223264 223432 223790 223699 223728 223863 224018 224143 223728 223432 223699 Au (ppm) - Fire Assay CRM OREAS - 238 Plot - Quality Control Chart SAMPLE Certiﬁed Value Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 92

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 9: Drill holes sampling OREAS - 240 CRM for the 2018 to 2023 campaign Figure 11 - 10: Drill holes sampling OREAS - 242 CRM for the 2018 to 2023 campaign 4.000 4.500 5.000 5.500 6.000 6.500 7.000 214551 213544 214551 214804 214911 214953 214988 214988 215046 215063 215096 215113 220011 214911 220036 220888 220932 220991 221049 221082 221134 220800 221287 221321 221413 221488 221187 221225 221777 221920 222419 222469 222499 222528 222438 223032 223090 222765 222612 221297 223366 223556 223482 222499 222528 223366 Au (ppm) - Fire Assay CRM OREAS - 240 Plot - Quality Control Chart SAMPLE Certiﬁed Value Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 7.000 7.500 8.000 8.500 9.000 9.500 10.000 10.500 11.000 214544 214723 214077 213539 214544 214723 214821 214893 215015 220064 220285 220953 220902 221013 221091 221162 221390 221551 221741 221884 221240 222224 222813 221267 223331 221390 223605 224161 224319 223331 224215 Au (ppm) - Fire Assay CRM OREAS - 242 Plot - Quality Control Chart SAMPLE Certiﬁed Value Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 93

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 11: Drill holes sampling ITAK - 524 CRM for the 2018 to 2023 campaign Figure 11 - 12: Drill holes sampling ITAK - 527 CRM for the 2018 to 2023 campaign 6.000 7.000 8.000 9.000 10.000 11.000 12.000 021 - SSP - 25 021 - SSP - 32 021 - SSP - 37 021 - SSP - 38 021 - SSP - 38 021 - SSP - 40 021 - SSP - 40 021 - SSP - 41 021 - SSP - 43 021 - SSP - 45 021 - SSP - 46 021 - SSP - 46 021 - SSP - 47 021 - SSP - 52 021 - SSP - 54 021 - SSP - 55 021 - SSP - 56 021 - SSP - 57 021 - SSP - 58 021 - SSP - 59 021 - SSP - 60 021 - SSP - 65 021 - SSP - 66 021 - SSP - 71 021 - SSP - 75 Au (ppm) - Fire Assay Standard ITAK - 524 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 6.000 7.000 8.000 9.000 10.000 11.000 12.000 018 - SSP - 03 018 - SSP - 04 018 - SSP - 16 018 - SSP - 19 018 - SSP - 20 018 - SSP - 34 018 - SSP - 37 018 - SSP - 46 018 - SSP - 52 018 - SSP - 57 019 - SSP - 02 019 - SSP - 05 019 - SSP - 08 019 - SSP - 14 019 - SSP - 28 019 - SSP - 29 019 - SSP - 41 019 - SSP - 46 019 - SSP - 47 019 - SSP - 51 019 - SSP - 54 019 - SSP - 55 019 - SSP - 63 019 - SSP - 70 020 - SSP - 08 020 - SSP - 12 020 - SSP - 14 020 - SSP - 15 020 - SSP - 19 020 - SSP - 21 020 - SSP - 22 020 - SSP - 26 020 - SSP - 27 020 - SSP - 29 021 - SSP - 24 Au (ppm) - Fire Assay Standard ITAK - 527 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 94

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 13: Drill holes sampling ITAK - 567 CRM for the 2018 to 2023 campaign Figure 11 - 14: Drill holes sampling ITAK - 586 CRM for the 2018 to 2023 campaign 4.700 4.500 4.300 4.100 3.900 3.700 3.500 3.300 4.900 5.100 5.300 018 - SSP - 23 018 - SSP - 32 018 - SSP - 42 018 - SSP - 44 018 - SSP - 47 018 - SSP - 49 018 - SSP - 53 019 - SSP - 03 019 - SSP - 16 019 - SSP - 21 019 - SSP - 24 019 - SSP - 26 019 - SSP - 27 019 - SSP - 34 019 - SSP - 38 019 - SSP - 44 019 - SSP - 60 019 - SSP - 68 020 - SSP - 03 020 - SSP - 04 020 - SSP - 05 020 - SSP - 06 020 - SSP - 23 020 - SSP - 24 020 - SSP - 25 020 - SSP - 29 021 - SSP - 01 021 - SSP - 02 021 - SSP - 02 021 - SSP - 03 021 - SSP - 05 021 - SSP - 05 021 - SSP - 07 021 - SSP - 10 021 - SSP - 11 021 - SSP - 19 Au (ppm) - Fire Assay Standard ITAK - 567 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 1.950 1.850 1.750 1.650 1.550 1.450 1.350 1.250 2.050 2.150 2.250 018 - SSP - 03 018 - SSP - 05 018 - SSP - 40 018 - SSP - 51 018 - SSP - 54 018 - SSP - 55 018 - SSP - 56 019 - SSP - 01 019 - SSP - 06 019 - SSP - 07 019 - SSP - 09 019 - SSP - 10 019 - SSP - 13 019 - SSP - 18 019 - SSP - 20 019 - SSP - 22 019 - SSP - 23 019 - SSP - 25 019 - SSP - 30 019 - SSP - 31 019 - SSP - 53 019 - SSP - 71 019 - SSP - 72 020 - SSP - 01 020 - SSP - 07 020 - SSP - 09 020 - SSP - 10 020 - SSP - 11 020 - SSP - 12 020 - SSP - 16 Au (ppm) - Fire Assay Standard ITAK - 586 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 95

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 15: Drill holes sampling ITAK - 591 CRM for the 2018 to 2023 campaign Figure 11 - 16: Drill holes sampling ITAK - 621 CRM for the 2018 to 2023 campaign 3.150 2.950 2.750 2.550 2.350 2.150 1.950 1.750 3.350 3.550 3.750 018 - SSP - 03 018 - SSP - 38 018 - SSP - 43 019 - SSP - 11 019 - SSP - 17 019 - SSP - 35 019 - SSP - 43 019 - SSP - 59 020 - SSP - 02 020 - SSP - 13 020 - SSP - 16 020 - SSP - 25 020 - SSP - 28 021 - SSP - 01 021 - SSP - 04 021 - SSP - 06 021 - SSP - 09 021 - SSP - 16 021 - SSP - 23 021 - SSP - 25 021 - SSP - 26 021 - SSP - 34 021 - SSP - 33 021 - SSP - 35 021 - SSP - 38 021 - SSP - 41 021 - SSP - 45 021 - SSP - 46 021 - SSP - 50 021 - SSP - 52 021 - SSP - 55 021 - SSP - 56 021 - SSP - 57 021 - SSP - 58 021 - SSP - 59 021 - SSP - 60 021 - SSP - 62 021 - SSP - 65 021 - SSP - 67 021 - SSP - 70 021 - SSP - 73 021 - SSP - 75 Au (ppm) - Fire Assay Standard ITAK - 591 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 0.150 0.200 0.250 0.300 0.350 0.400 0.450 021 - SSP - 70 021 - SSP - 76 Au (ppm) - Fire Assay Standard ITAK - 621 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 96

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 17: Drill holes sampling ITAK - 637 CRM for the 2018 to 2023 campaign Figure 11 - 18: Channel sampling OREAS - 230 CRM for the 2018 to 2023 campaign 1.950 1.850 1.750 1.650 1.550 1.450 1.350 1.250 2.050 2.150 2.250 020 - SSP - 30 021 - SSP - 04 021 - SSP - 07 021 - SSP - 07 021 - SSP - 08 021 - SSP - 09 021 - SSP - 10 021 - SSP - 11 021 - SSP - 16 021 - SSP - 17 021 - SSP - 24 021 - SSP - 26 021 - SSP - 26 021 - SSP - 30 021 - SSP - 31 021 - SSP - 33 Au (ppm) - Fire Assay Standard ITAK - 637 Plot - Quality Control Chart SAMPLE Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 0.200 0.250 0.300 0.350 0.400 0.450 0.500 CL0117 Au (ppm) - Fire Assay Standard OREAS - 230 Plot - Quality Control Chart Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 97

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 19: Channel sampling OREAS - 234 CRM for the 2018 to 2023 campaign Figure 11 - 20: Channel sampling OREAS - 238 CRM for the 2018 to 2023 campaign 0.800 0.900 1.000 1.100 1.200 1.300 1.400 1.500 1.600 CL0112 CL0113 CL0124 CL0131 Au (ppm) - Fire Assay Standard OREAS - 234 Plot - Quality Control Chart Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 3.400 3.200 3.000 2.800 2.600 2.400 2.200 2.000 3.600 3.800 4.000 CL0111 CL0115 CL0126 CL0132 CL0139 CL0140 Au (ppm) - Fire Assay Standard OREAS - 238 Plot - Quality Control Chart Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 98

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT


Standard OREAS-240 Plot - Quality Control Chart
Sample
Mean_Au_ppm
Mean + SD (Aprovado)
Mean - SD (Aprovado)
Mean + 2SD (Revisar)
Mean - 2SD (Revisar)
Mean + 3SD (Reanalisar)
Mean - 3SD (Reanalisar)
Au (ppm) - Fire Assay
7.000
6.500
6.000
5.500
5.000
4.500
4.000
CL0114
CL0118
CL0119
CL0120
CL0121
CL0122
CL0123
CL0127
CL0130
CL0134
CL0135
CL0137
CL0141
CL0148
CL0149
CL0150
CL0157

Figure 11-21: Channel sampling OREAS-240 CRM for the 2018 to 2023 campaign


Standard OREAS-242 Plot - Quality Control Chart
Sample
Mean_Au_ppm
Mean + SD (Aprovado)
Mean - SD (Aprovado)
Mean + 2SD (Revisar)
Mean - 2SD (Revisar)
Mean + 3SD (Reanalisar)
Mean - 3SD (Reanalisar)
Au (ppm) - Fire Assay
10.500
10.000
9.500
9.000
8.500
8.000
7.500
7.000
CL0110
CL0116
CL0125
CL0128
CL0129
CL0133
CL0136
CL0138
CL0142
CL0143
CL0144
CL0145
CL0146
CL0147
CL0151
CL0152
CL0153
CL0154
CL0155
CL0156
CL0159
CL0160
CL0161

Figure 11-22: Channel sampling OREAS-242 CRM for the 2018 to 2023 campaign

99

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Standard ITAK - 524 Plot - Quality Control Chart Figure 11 - 23: Channel sampling ITAK - 524 CRM for the 2018 to 2023 campaign Figure 11 - 24: Channel sampling ITAK - 527 CRM for the 2018 to 2023 campaign 6.000 7.000 8.000 9.000 11.000 12.000 021 - CL - 090 021 - CL - 097 021 - CL - 105 021 - CL - 107 Au (ppm) - Fire Assay Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) 10.000 Mean - 3SD (Reanalisar) 6.000 7.000 8.000 9.000 10.000 11.000 12.000 019 - CL - 005 019 - CL - 006 019 - CL - 007 019 - CL - 008 019 - CL - 009 019 - CL - 010 019 - CL - 012 019 - CL - 013 019 - CL - 014 019 - CL - 015 020 - CL - 040 020 - CL - 042 020 - CL - 043 020 - CL - 044 020 - CL - 045 020 - CL - 046 020 - CL - 047 020 - CL - 048 020 - CL - 049 020 - CL - 050 020 - CL - 051 020 - CL - 051 020 - CL - 052 020 - CL - 053 020 - CL - 054 020 - CL - 055 020 - CL - 056 020 - CL - 057 020 - CL - 058 020 - CL - 059 020 - CL - 060 020 - CL - 061 020 - CL - 062 020 - CL - 063 020 - CL - 064 020 - CL - 065 020 - CL - 066 020 - CL - 067 020 - CL - 071 020 - CL - 072 020 - CL - 073 020 - CL - 074 020 - CL - 082 020 - CL - 084 020 - CL - 085 Au (ppm) - Fire Assay Standard ITAK - 527 Plot - Quality Control Chart Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 100

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 25: Channel sampling ITAK - 567 CRM for the 2018 to 2023 campaign Figure 11 - 26: Channel sampling ITAK - 591 CRM for the 2018 to 2023 campaign 3.300 3.550 3.800 4.050 4.300 4.550 4.800 5.300 020 - CL - 059A 020 - CL - 070 020 - CL - 075 020 - CL - 076 020 - CL - 077 021 - CL - 089 021 - CL - 091 021 - CL - 092 021 - CL - 095 021 - CL - 096 021 - CL - 098 021 - CL - 102 021 - CL - 103 021 - CL - 106 021 - CL - 108 021 - CL - 109 019 - CL - 016 019 - CL - 017 020 - CL - 017A 020 - CL - 024 020 - CL - 025 020 - CL - 026 020 - CL - 030 020 - CL - 031 Au (ppm) - Fire Assay Standard ITAK - 567 Plot - Quality Control Chart Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) 5.050 Mean - 3SD (Reanalisar ) 1.500 2.000 2.500 3.000 3.500 019 - CL - 001 019 - CL - 002 019 - CL - 003 019 - CL - 004 019 - CL - 011 020 - CL - 020 020 - CL - 027 020 - CL - 028 020 - CL - 029 020 - CL - 032 020 - CL - 033 020 - CL - 034 020 - CL - 035 020 - CL - 036 020 - CL - 037 020 - CL - 038 020 - CL - 039 020 - CL - 068 020 - CL - 069 020 - CL - 078 020 - CL - 079 020 - CL - 083 020 - CL - 086 020 - CL - 087 021 - CL - 094 Au (ppm) - Fire Assay Standard ITAK - 591 Plot - Quality Control Chart Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) Mean + 3SD (Reanalisar) Mean - 3SD (Reanalisar) 101

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Standard ITAK - 637 Plot - Quality Control Chart Figure 11 - 27: Channel sampling ITAK - 637 CRM for the 2018 to 2023 campaign 11.4.1.3 Contamination Evaluation Of the 527 samples for drill holes sent to the laboratory 98.14% of the samples showed no significant variations and did not exceed the 10x detection limit threshold ( Figure 11 - 28 ). Blank Samples Plot - Quality Control Chart 2018 - 2023 Figure 11 - 28: Blanks graph for drill holes sampling from 2018 to 2023 1.000 1.100 1.200 1.300 1.400 2.000 1.900 1.800 1.700 1.600 1.500 020 - CL - 080 020 - CL - 081 021 - CL - 093 021 - CL - 099 021 - CL - 100 021 - CL - 093 021 - CL - 104 Au (ppm) - Fire Assay Sample Mean _ Au _ ppm Mean + SD (Aprovado) Mean - SD (Aprovado) Mean + 2SD (Revisar) Mean - 2SD (Revisar) 0.00000 0.05000 0.10000 0.15000 0.20000 0.25000 0.30000 0.35000 0.40000 0.45000 0.50000 190504 190838 191053 190244 200648 210087 210810 211902 212165 212598 213483 213797 214125 214464 213534 215037 215106 220121 220299 220427 221152 221381 222053 223012 222727 221295 223553 222518 180235 180801 181032 181132 190042 190254 190390 190594 190793 191096 200078 200288 200545 210031 210404 211311 211721 212677 213670 214443 214537 220000 220589 220797 221065 221399 221737 222120 222359 223228 223141 223982 Au (ppm) Fire Assay Au (ppm) Limit Blank 102

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT A total of 104 samples were assayed using fire assay methods, ( Figure 11 - 29 ), laboratory and of those, 99 . 04 % of the samples did not exceed the 10 x detection limit threshold . A total of 38 channel samples were analyzed using screen fire assays ( Figure 11 - 30 ) and did not exceed the 10 x detection limit threshold . Blank Samples Fire Assay Analysis Plot - Quality Control Chart Channel Sampling - 2018 - 2023 0.00000 0.05000 0.10000 0.15000 0.20000 0.25000 0.30000 0.35000 0.40000 0.45000 0.50000 Au (ppm) Fire Assay Blank Limit Blank Figure 11 - 29: Blanks graph of Fire Assay method for channel sampling from 2018 to 2023 103

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Blank Samples Screen Fire Assay Analysis Plot - Quality Control Chart Channel Sampling - 2018 - 2023 A total of 241 control samples were sent to ALS as part of the channel sample QA/QC, 67 being duplicate samples, 51 standards and 123 blank samples ( Table 11 - 6 and Table 11 - 7 ). 0.00000 0.05000 0.10000 0.15000 0.20000 0.25000 0.30000 0.35000 0.40000 0.45000 0.50000 Au (ppm) Fire Assay Blank Limit Blank Figure 11 - 30: Blanks graph of ScreenFire Assay method for channel sampling from 2018 to 2023 104

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 11-6: Control samples frequency for drill holes sampling from 2023 to Report effective date

Drillhole Sample		
Insertion Protocols – 2023 to Effective Date		
Sample Type		**Total**
Duplicates	Pulp Duplicates	4
	Coarse Duplicates	93
	Brittle Duplicates	30
	Total Duplicates	127
Standard	OREAS230	11
	OREAS231	7
	OREAS235	26
	OREAS238	17
	OREAS240	32
	OREAS242	28
	OREAS243	5
	OREAS245	2
	Total Standard	**128**
Blanks	Fine - FA	2
	Coarse - FA	51
	Coarse - SFA	99
	Total Blanks	**152**
Total of control samples		**407**

Table 11-7: Control samples frequency for channel sampling from 2023 to effective date

Channel Sample		
Insertion Protocols – 2023 to Effective Date		
Sample Type		**Total**
Duplicates	Field Duplicates	67
Standard	OREAS231	2
	OREAS235	2
	OREAS238	7
	OREAS240	17
	OREAS242	13
	OREAS243	7
	OREAS245	3
	Total Standard	**51**
Blanks	Coarse - SFA	123
Total of control samples		**241**

11.4.2.1 Practical Detection Limit

A total of 220 pairs of pulp duplicate samples were used to define the practical detection limit of 0.15 g/t Au (Figure 11-31).

105

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 106 Figure 11 - 31: Practical Detection Limit graph 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 110% 120% 130% 140% 150% 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 11.0 12.0 13.0 14.0 15.0 16.0 17.0 18.0 19.0 20.0 Au (ppm) Relative Error Relative Error Graph vs. Average forAu 0.0 0.5 15.6 34.5 3.3 83.6 13.0 28.9 28.5 56.1 31.1 74.5 84.6 83.6 29.3 49.1 0.1 4.0 27.4 0.4 3.5 0.0 7.7 0.2 2.1 3.2 6.1 0.4 4.3 2.2 1.6 Determination of the Practical Detection Limit PDL(Au)=0.15 ppm

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 11.4.2.2 Core Duplicates A total of 93 core duplicates were reviewed, with a failure of 12.90%. Overall, acceptable results were obtained for core duplicate samples ( Table 11 - 8 ) ( Figure 11 - 32 ). Table 11 - 8: Evaluation of core duplicate samples for the ALS laboratory QAQC Protocol - 2023 to 2025 Faults (%) Faults Pairs Sample Type 12.90% 12 93 Core Duplicates Figure 11 - 32: Max - Min plot for the duplicate samples using the hyperbolic method. MG is the code used for Core Duplicates 11.4.2.3 Pulp Duplicates Four drill hole pulp duplicates were examined, and the failure rate was 50 . 00 % The results are not statistically significant, given the low number of samples in the review dataset . Table 11 - 9 and Figure 11 - 33 . Table 11 - 9: Evaluation of pulp duplicate samples for the ALS laboratory QAQC Protocol - 2023 to 2025 Faults (%) Faults Pairs Sample Type 50.00% 2 4 Pulp Duplicates 0.0 5.0 10.0 15.0 20.0 25.0 30.0 0.0 5.0 10.0 15.0 20.0 25.0 30.0 Max Au (g/t) Min Au (g/t) Xavantina Operations: Au - Core Duplicates 2023 - 2025 - NI 43 - 101 MG y=x Hyperbole for MG Faults Number of samples 93 Number of faults 12 12.9% 107

Min Au (g/t) Figure 11 - 33: Max - Min plot for the pulp duplicate samples using the hyperbolic method 11.4.2.4 Brittle Duplicates A total of 30 brittle duplicates were reviewed, with a failure rate of 16.67%, which was considered acceptable ( Table 11 - 10 and Figure 11 - 34 ). Table 11 - 10: Evaluation of pulp duplicate samples for the ALS laboratory QAQC Protocol - 2023 to 2025 Faults (%) Faults Pairs Sample Type 50.00% 2 4 Pulp Duplicates Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Xavantina Operations: Au - Pulp Duplicates 2023 - 2025 - NI 43 - 101 20.0 0.0 5.0 10.0 15.0 0.0 5.0 10.0 15.0 20.0 Max Au (g/t) PD y=x Hyperbole for PD Faults Low grade samples Number of samples 4 Number of faults 2 50.0% 108

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 34: Max - Min plot for the coarse duplicate samples using the hyperbolic method 11.4.2.5 Channel Field Duplicates A total of 67 channel field duplicates were examined, with a failure rate of 44 . 78% ( Figure 11 - 35 ) ( Table 11 - 11 ) . The elevated variability observed in duplicate channel samples exceeds the acceptable threshold (< 30% ) and is attributed to the inherent heterogeneity of the mineralized zone, combined with the limitations of channel sampling within mineralized intervals . Mitigation measures are currently being implemented to reduce the identified sampling error, including the substitution of lateral channel sampling with infill diamond drill holes . Table 11 - 11: Evaluation of channel field duplicate samples for the ALS laboratory QAQC Protocol - 2023 to 2025 Faults (%) Faults Pairs Sample Type 44.78% 30 67 Channel Field Duplicates 1.0 0.0 2.0 3.0 4.0 5.0 6.0 7.0 10.0 9.0 8.0 0.0 1.0 2.0 3.0 6.0 7.0 8.0 9.0 10.0 4.0 5.0 Min Au (g/t) Max Au (g/t) Xavantina Operations: Au - Brittle Duplicates 2023 - 2025 - NI 43 - 101 BD y=x Hyperbole for BD Faults Low grade samples Number of samples 30 Number of faults 5 16.7% 109

Min Au (g/t) Figure 11 - 35: Max - Min plot for the channel field duplicate samples using the hyperbolic method 0.0 5.0 10.0 15.0 20.0 25.0 0.0 5.0 10.0 15.0 20.0 25.0 30.0 Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Xavantina Operations: Au - Field Duplicates 2023 - 2025 - NI 43 - 101 30.0 Max Au (g/t) DC y=x Hyperbole for DC Faults Low grade samples Number of samples 67 Number of faults 30 44.8% 110

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 11.4.2.6 Standard Accuracy Evaluation – Drill hole Sampling Eight OREAS gold standards were used from 2023 – 2025, for a total of 128 samples. (Figure 11 - 36 to Figure 11 - 43). Figure 11 - 36: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 230 CRM for the 2023 to 2025 campaign Figure 11 - 37: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 231 CRM for the 2023 to 2025 campaign 12 - 5 - 2023 15 - 5 - 2023 19 - 5 - 2023 19 - 5 - 2023 06 - 6 - 2023 06 - 6 - 2023 27 - 7 - 2023 31 - 7 - 2023 23 - 10 - 2024 27 - 6 - 2025 18 - 7 - 2025 SRM - OREAS - 230 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 11 Mean: 0.343 Relative Bias: 1.8% Xavantina Operations: Control Chart CRM OREAS - 230 - Au g/t QC NI 43 - 101 0.45 0.40 0.35 0.30 0.25 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 04 - 9 - 2024 05 - 9 - 2024 23 - 11 - 2024 11 - 2 - 2025 11 - 2 - 2025 27 - 6 - 2025 18 - 7 - 2025 SRM - OREAS - 231 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 111 No. Of Results: 7 Mean: 0.544 Relative Bias: 0.4% Xavantina Operations: Control Chart CRM OREAS - 231 - Au g/t NI 43 - 101 0.60 0.55 0.50 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 38: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 235 CRM for the 2023 to 2025 campaign Figure 11 - 39: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 238 CRM for the 2023 to 2025 campaign 17 - 11 - 2022 08 - 12 - 2022 22 - 12 - 2022 14 - 1 - 2023 18 - 1 - 2023 15 - 5 - 2023 15 - 5 - 2023 06 - 6 - 2023 22 - 7 - 2023 24 - 7 - 2023 26 - 7 - 2023 01 - 8 - 2023 01 - 8 - 2023 29 - 8 - 2023 06 - 9 - 2023 14 - 9 - 2023 15 - 9 - 2023 19 - 9 - 2023 04 - 11 - 2023 04 - 11 - 2023 15 - 1 - 2024 31 - 1 - 2024 31 - 1 - 2024 06 - 6 - 2024 11 - 6 - 2024 20 - 6 - 2024 SRM - OREAS - 235 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 26 Mean: 1.586 Relative Bias: - 0.3% Xavantina Operations: Control Chart CRM OREAS - 235 - Au g/t QC NI 43 - 101 1.80 1.75 1.70 1.65 1.60 1.55 1.50 1.45 1.40 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 16 - 1 - 2023 06 - 3 - 2023 21 - 3 - 2023 13 - 5 - 2023 19 - 5 - 2023 19 - 5 - 2023 06 - 6 - 2023 01 - 8 - 2023 01 - 8 - 2023 26 - 8 - 2023 06 - 9 - 2023 03 - 2 - 2024 11 - 6 - 2024 23 - 10 - 2024 04 - 1 - 2025 11 - 2 - 2025 05 - 9 - 2025 SRM - OREAS 238 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 112 No. Of Results: 17 Mean: 3.028 Relative Bias: - 0.1% Xavantina Operations: Control Chart CRM OREAS 238 - Au g/t QC NI 43 - 101 3.30 3.20 3.10 3.00 2.90 2.80 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 40: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 240 CRM for the 2023 to 2025 campaign Figure 11 - 41: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 242 CRM for the 2023 to 2025 campaign 24 - 12 - 2022 19 - 1 - 2023 25 - 1 - 2023 19 - 5 - 2023 06 - 6 - 2023 22 - 7 - 2023 24 - 7 - 2023 24 - 7 - 2023 31 - 7 - 2023 10 - 8 - 2023 26 - 8 - 2023 29 - 8 - 2023 06 - 9 - 2023 06 - 9 - 2023 19 - 9 - 2023 01 - 11 - 2023 04 - 11 - 2023 16 - 1 - 2024 25 - 1 - 2024 26 - 1 - 2024 29 - 1 - 2024 31 - 1 - 2024 31 - 1 - 2024 31 - 1 - 2024 01 - 2 - 2024 03 - 2 - 2024 03 - 2 - 2024 03 - 2 - 2024 20 - 2 - 2024 04 - 9 - 2024 23 - 10 - 2024 07 - 1 - 2025 SRM - OREAS - 240 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 32 Mean: 5.513 Relative Bias: 0.1% Xavantina Operations: Control Chart CRM OREAS - 240 - Au g/t QC NI 43 - 101 5.85 5.75 5.65 5.55 5.45 5.35 5.25 5.15 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 24 - 12 - 2022 19 - 1 - 2023 25 - 1 - 2023 20 - 2 - 2023 06 - 6 - 2023 22 - 7 - 2023 24 - 7 - 2023 26 - 7 - 2023 27 - 7 - 2023 01 - 8 - 2023 01 - 8 - 2023 16 - 8 - 2023 26 - 8 - 2023 06 - 9 - 2023 03 - 2 - 2024 24 - 2 - 2024 11 - 6 - 2024 22 - 6 - 2024 04 - 9 - 2024 04 - 9 - 2024 23 - 10 - 2024 08 - 11 - 2024 04 - 1 - 2025 06 - 6 - 2025 06 - 6 - 2025 27 - 6 - 2025 27 - 6 - 2025 19 - 9 - 2025 SRM - OREAS - 242 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 113 No. Of Results: 28 Mean: 8.624 Relative Bias: - 0.5% Xavantina Operations: Control Chart CRM OREAS - 242 - Au g/t QC NI 43 - 101 9.20 9.00 8.80 8.60 8.40 8.20 8.00 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 42: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 243 CRM for the 2023 to 2025 campaign Figure 11 - 43: Result of the QA/QC analysis for drill holes sampling control of ALS Laboratory for the OREAS - 245 CRM for the 2023 to 2025 campaign 11.4.2.7 Standard Accuracy Evaluation – Channel Sampling Eight OREAS gold standards were used during the 2023 to 2025 channel sample programs, for a total of 51 samples ( Figure 11 - 44 to Figure 11 - 50 ). 03 - 2 - 2024 03 - 2 - 2024 07 - 2 - 2024 21 - 6 - 2024 18 - 7 - 2025 SRM - OREAS - 243 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 5 Mean: 12.410 Relative Bias: 0.2% Xavantina Operations: Control Chart CRM OREAS - 243 - Au g/t QC NI 43 - 101 13.50 13.00 12.50 12.00 11.50 11.00 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 23 - 11 - 2024 23 - 11 - 2024 SRM - OREAS - 245 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 114 No. Of Results: 2 Mean: 25.750 Relative Bias: 0.8% Xavantina Operations: Control Chart CRM OREAS - 245 - Au g/t QC NI 43 - 101 26.00 25.90 25.80 25.70 25.60 25.50 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 44: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 231 CRM for the 2023 to 2025 campaign Figure 11 - 45: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 235 CRM for the 2023 to 2025 campaign 30 - 6 - 2025 30 - 6 - 2025 30 - 6 - 2025 SRM - OREAS - 231 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 3 Mean: 0.537 Relative Bias: - 1.0% Xavantina Operations: Control Chart CRM OREAS - 231 - Au g/t QC NI 43 - 101 0.60 0.55 0.50 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 05 - 12 - 2022 11 - 3 - yyyy SRM - OREAS - 235 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 115 No. Of Results: 2 Mean: 1.635 Relative Bias: 2.8% Xavantina Operations: Control Chart CRM OREAS - 235 - Au g/t QC NI 43 - 101 2.00 1.90 1.80 1.70 1.60 1.50 1.40 1.30 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 46: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 238 CRM for the 2023 to 2025 campaign Figure 11 - 47: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 240 CRM for the 2023 to 2025 campaign 10 - 3 - 2023 18 - 3 - 2023 18 - 3 - 2023 18 - 3 - 2023 13 - 6 - 2023 11 - 10 - 2023 11 - 3 - 2024 SRM - OREAS - 238 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 7 Mean: 3.064 Relative Bias: 1.1% Xavantina Operations: Control Chart CRM OREAS - 238 - Au g/t QC NI 43 - 101 3.30 3.20 3.10 3.00 2.90 2.80 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 10 - 3 - 2023 10 - 3 - 2023 18 - 3 - 2023 18 - 3 - 2023 13 - 6 - 2023 13 - 6 - 2023 11 - 10 - 2023 16 - 10 - 2023 16 - 10 - 2023 16 - 10 - 2023 11 - 3 - 2024 11 - 3 - 2024 20 - 12 - 2024 20 - 12 - 2024 20 - 12 - 2024 20 - 12 - 2024 20 - 12 - 2024 SRM - OREAS - 240 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 116 No. Of Results: 17 Mean: 5.481 Relative Bias: - 0.5% Xavantina Operations: Control Chart CRM OREAS - 240 - Au g/t QC NI 43 - 101 6.10 5.80 5.50 5.20 4.90 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 48: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 242 CRM for the 2023 to 2025 campaign Figure 11 - 49: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 243 CRM for the 2023 to 2025 campaign 10 - 3 - 2023 18 - 3 - 2023 18 - 3 - 2023 18 - 3 - 2023 13 - 6 - 2023 13 - 6 - 2023 11 - 10 - 2023 16 - 10 - 2023 11 - 3 - 2024 20 - 12 - 2024 20 - 12 - 2024 20 - 12 - 2024 30 - 6 - 2025 SRM - OREAS - 242 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s No. Of Results: 13 Mean: 8.553 Relative Bias: - 1.3% Xavantina Operations: Control Chart CRM OREAS - 242 - Au g/t QC NI 43 - 101 9.40 9.00 8.60 8.20 7.80 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS 11 - 3 - 2024 11 - 3 - 2024 20 - 12 - 2024 20 - 12 - 2024 30 - 6 - 2025 30 - 6 - 2025 30 - 6 - 2025 SRM - OREAS - 243 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 117 No. Of Results: 7 Mean: 12.343 Relative Bias: - 0.4% Xavantina Operations: Control Chart CRM OREAS - 243 - Au g/t QC NI 43 - 101 13.60 13.10 12.60 12.10 11.60 11.10 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 50: Result of the QA/QC analysis for channel sampling control of ALS Laboratory for the OREAS - 245 CRM for the 2023 to 2025 campaign 11.4.2.8 Contamination Evaluation – Drill hole Sampling A comparison with the previous sample was made to identify potential contamination . For the coarse blanks, a factor of five times the practical detection limit was determined to be a fail, whereas for the fine blanks a factor of three times the practical detection limit was considered to be a fail . No failures were noted for either blank type . 30 - 6 - 2025 30 - 6 - 2025 30 - 6 - 2025 SRM - OREAS - 245 , Au g/t Data Mean Outlier Mean - 2 std.dev.s Mean +2 std.dev.s 118 No. Of Results: 3 Mean: 25.167 Relative Bias: - 2.2% Xavantina Operations: Control Chart CRM OREAS - 245 - Au g/t QC NI 43 - 101 27.40 26.85 26.30 25.75 25.20 24.65 24.10 23.55 23.00 Sample ID,In Order Assayed, by Lab Job Date. WITHOUT OUTLIERS

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 51: Coarse - grained blank material analyzed by Fire Assay for drill holes sampling (June, 2025) Figure 11 - 52: Coarse - grained blank material analyzed by Screen Fire Assay for drill holes sampling (June, 2025) 119

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 11 - 53: Fine - grained blank material analyzed by Fire Assay for drill holes sampling (June, 2025) 11.4.2.9 Contamination Evaluation – Channel Sampling For channel sampling, only coarse blanks material were inserted. No failures were identified from the 123 samples reviewed ( Table 11 - 12 ) ( Figure 11 - 54 ). Table 11 - 12: Coarse - grained blank results summary for channel sampling Channel Sampling QAQC Protocol - 2023 to 2025 Faults (%) Faults Pairs Sample Type 0.00% 0 123 Coarse Blank - Screen Fire Assay 120

It is the opinion of the QP Leonardo Soares that sample preparation, security and analytical procedures applied for the current mineral resource estimate, which have been verified by the QP, are in line with standard industry practices and adequate for the current mineral resource estimate . The results of duplicate sample analyses are within acceptable limits, despite the high variability in gold grade results . Further studies, including metallic screening analysis are recommended to verify whether the coarse size of the gold grains is causing the moderate to low precision results . 0.800 0.700 0.600 0.500 0.400 0.300 0.200 0.100 0.000 0 10 20 30 40 Blank Previous Sample Figure 11 - 54: Coarse - grained blank material analyzed by Fire Assay for channel sampling Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Xavantina Operations - Coarse Blank vs. Previous Sample - Au (ppm) Au Secure Limit Regression 121

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT A recent site review from 22 to 23 September 2025 was carried out by QPs: 122 iii. i. Mr. Leonardo de Moraes Soares, who is a geologist, is the QP for exploration, drilling, sample preparation, analysis and Mineral Resources estimate. ii. Mr. Paulo Roberto Bergmann Moreira, who is a mining engineer, is the QP for mineral processing and metallurgical testing, and recovery methods. Mr. Hugo Ribeiro de Andrade Filho, who is a mining engineer, is the QP for Mineral Reserves, mining methods, and market studies. NX Gold allowed the QPs unlimited access to the company's facilities during this time . Mr . Leonardo Soares visited the Xavantina core shed to check sampling procedures (Figure 12 - 1 and Figure 12 - 2 ) analysis and QAQC by check - ins in the operational procedures, visual check - ins, and technical discussions with staff . Sampling procedures were found to be in accordance with industry standards and are within accepted limits of quality, to ensure correct sample splitting, and avoid sample contamination . Assay and QAQC program was verified in a technical discussion during the site visit . Exploration program and QA/QC sampling procedures and result analysis were found to be performed according to industry standards according to QP opinion . Mr . Hugo Ribeiro de Andrade Filho and Mr . Leonardo visited underground mine drifts and stopes to check and discuss mineralization, drilling sites, mining methods and underground infrastructure (Figure 12 - 3 to 12 - 5 ) . Mr . Paulo Roberto Bergmann Moreira visited the processing plant facilities to check and discuss metallurgical tests, mineral processing and recovery methods (Figure 12 - 5 ) .

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 12 - 1: Data verification: Sampling procedures (September 2022) Figure 12 - 2: Data verification: Drillhole inspection at core shed (September 2025) 123

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 12 - 3: Data verification: Sulfide quartz vein in underground mine (September 2025) Figure 12 - 4: Data verification: Underground mine stope (September 2025) 124

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 12 - 5: Data verification: Technical discussion in underground ore access drift during site visit (September 2025) Figure 12 - 6: Data verification: Processing plant (September 2022) 125

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Metallurgical Recovery

The process plant is currently in operation and achieving metallurgical recoveries of 90% in the first semester of 2025 on ore mined and processed from the Santo Antônio and Matinha veins.

13.2 Test Work Summary

Prior to the transition of the Xavantina Operation to NX Gold S.A in 2013, MCSA requested that Amdel Mineral Laboratories investigate processing options and optimise gold recovery. The test work included:

i. Sample characterisation;

ii. Gravity separation;

iii. Cyanide leach tests;

iv. Flotation optimisation; and,

v. Bulk processing under optimised conditions.

The test work, described the following sub-sections, showed that, despite the preg-robbing characteristics, the combination of gravity, flotation, and carbon-in-leach (CIL) processes resulted in overall gold recoveries of 96% being achievable at a target grind size of 106 µm. The results of the optimization test work evaluating varying process routes is shown in Table 13-1.

Table 13-1: Processing route results

Processing Route	Au Calc Head (g/t)	Gravity Con 1 (dist %)	Float Con (dist %)	Gravity Con 2 (dist %)	Process Recovery (%)
Gravity-Float (regrind cons) - CIL Gravity Float tails	2.44	73.0	24.9	1.01	96.4
Gravit – Deslime _ Float (regrind cons) - CIL	2.58	70.2	16.3	-	86.6
Gravity – Float (regrind cons) - CIL	2.11	71.4	25.7	-	96.0
Gravity - CIL	3.11	66.1	-	-	96.2

Additional evaluation showed that a simple gravity/CIL circuit resulted in similar recoveries as gravity, flotation, followed by CIL of the flotation concentrate. Kerosene addition of 3 kg/t was required to optimise CIL recovery from the float concentrate. Regrinding the flotation concentrate, from 106 µm to 30 µm, resulted in an additional 1% gold recovery.

13.3 Metallurgical Test Work

13.3.1 Sample Characterisation

A sub-sample of the Nova Xavantina/Araés Composite was assayed in duplicate to determine the head grade (Table 13-2).

126

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 13 - 2: Assayed head grades Org C (%) S (ppm) As (ppm) Au (g/t) Assay 0.48 8700 21 2.00 4.04 3.11 3.55 Original 0.49 8800 19 - 2.81 2.40 5.36 Duplicate In initial characterization work, the gold grade in the Nova Xavantina/Araés Composite ranged from 2 . 00 g/t to 5 . 36 g/t while the average grade was 3 . 32 g/t . The differences indicated the presence of coarse gold in the sample . In addition, significant amounts of organic carbon were found to be present in the sample (approximately 0 . 5% ), indicating that preg - robbing was likely to occur in the leaching stages . ICP analysis was conducted on the composite sample ( Table 13 - 3 ) . Table 13 - 3: ICP Composite Characterization The assay data indicated significant quantities (approximately 0.14%) of lead were present, while only trace quantities of arsenic and antimony were present. For sequential leach test work, a 1 kg composite sample charge was ground to 80 % passing 106 μm, and subjected to a sequential leach analysis, involving gravity concentration, leaching of the concentrate and tails, followed by a regrind and re - cyanidation step, and finally aqua regia digestion to determine final recoveries . High final tail gold grades, and lower than expected recovery from the first three stages of the diagnostic test, indicated that preg - robbing may have occurred . To confirm this, a portion of the tailings from the reground intense cyanidation test were subjected to acetonitrile leaching, followed by roasting for two hours at 900 ƒ C to remove the carbonaceous component . The roast residue was then subjected to aqua regia digestion . Based on acetonitrile leaching, it was determined that only 1 % of the gold was found to have preg - robbed in the first two stages . Recovery in the aqua regia digest was significantly higher on the roasted product, indicating that carbonaceous material was interfering with the aqua regia digestion, which is a known phenomenon, whereby the gold chloride produced can be reduced to metallic gold by the natural carbon in the ore . In summary, the diagnostic test work ( Table 13 - 4 ) indicated : i. 57% gold is gravity recoverable; 127

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ii. 29% gold is recoverable by CIL (with slight benefit from regrinding);
iii. 5% of the gold is refractory gold associated with sulphides; and,
iv. 7% of the gold is associated with silica or silicates.

Table 13-4: Diagnostic leach summary results

Diagnostic Step	Au Dist'n	Acetonitrile Leach	After Roasting	Generic Mineral Associations
Gravity / Amalgam	57%			Free gold
Intense Cyanide Leach	28%			Partially liberated gold and gold accessible by cyanide
Intense Cyanide Leach after grinding	0%	1%		Fine encapsulated gold
Aqua Regia Soln	1%		5%	Gold associated with sulfides
Aqua Regia Res	13%		7%	Gold encapsulated in fine grained silicates

13.3.3 Preg-Robbing Factor Tests

Preg-robbing factor (PRF) tests were conducted on whole ore samples, as well as rougher flotation concentrate from the sequential leach test work (Table 13-5). The test involved subjecting the pulverized sample to a 40 mg/L gold solution for one hour. %PRF is expressed as the percentage of gold in solution that was removed by the ore.

Table 13-5: Preg-robbing factor test summary

Sample	% solids	% PRF
Whole ore	23	5.0
Whole ore	15	2.2
Rougher con	33	80.1

The results of the tests confirmed that the whole ore sample exhibits mild preg-robbing characteristics, with the flotation concentrate having significantly stronger preg-robbing properties, likely due to the concentration of organic carbon into the flotation concentrate (refer to float test data where total organic carbon (TOC) levels ranged from ~4 to 5% in the concentrates).

13.3.4 Whole Ore Leaching

A bottle roll cyanide leach test was conducted on whole ore composite sample at a grind size of 80% passing 106 µm. Figure 13-1 shows the recovery plateaus at eight hours, then slowly declines to 24 hours. This indicates that a portion of the leached gold is being lost to the carbonaceous component of the ore.

128

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 13 - 1: Results from bottle roll tests Whole ore CIL tests were conducted at three grind sizes to determine the relationship between recovery and grind size. The test conditions are summarized as follows: i. 33 g/L activated carbon; ii. 750 ppm NaCN initial dose; iii. 500 ppm NaCN maintained; iv. pH 10 - 10.5 adjusted with Lime; v. 40% Solids; vi. >10 ppm dissolved oxygen; and, vii. 48 - hour total leach time. Test work demonstrated that gold recoveries increased with finer grind size, as illustrated in the results tabulated in Table 13 - 6. Table 13 - 6: Summary of whole of ore leach tests Where the use of fresh carbon was employed, higher recoveries were achieved compared with the use of “aged carbon” (test CIL 1 . 4 ) . It is hypothesized that the aged carbon had less ability to counteract the natural adsorption properties of the ore and this became an important process design consideration . Flotation test work was conducted on 1 kg charges under the following conditions: 129

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i. 2.5L flotation cell;
ii. 750 RPM;
iii. 100 g/t PAX;
iv. 30-60 g/t IF50 as required; and
v. 14.5 minutes cumulative flotation time.

A total of seven rougher flotation tests were performed, examining the effect of grind size, copper sulfate addition and desliming on gold recovery. Table 13-7 summarizes the results.

Table 13-7: Summary of Flotation Test Results

Test Number	Grind Size (µm)	$CuSO_4$ Addition	Mass Pull (%)	Gold			
				Recovery (%)	Con. Grade (g/t)	Residue Grade (g/t)	Calc Head (g/t)
1.1	106	-	6.85	97.6	50.88	0.09	3.57
1.2	75	-	7.13	98.6	40.17	0.05	2.91
1.3	53	-	8.06	98.6	32.35	0.04	2.64
1.4	106 (deslimed)†	-	4.80	89.1	59.51	0.07	3.59
1.5	150	50g/t	7.36	97.3	36.73	0.08	2.78
1.6	212	50g/t	7.65	97.9	35.82	0.07	2.80
1.7	106	50g/t	7.14	98.8	44.70	0.04	3.23

The flotation test work results demonstrated that the samples were amenable to beneficiation by flotation, with greater than 97% of gold recovered into the flotation concentrate. Test 1.4 was conducted on a de-slimed flotation feed and showed significant losses of gold (approximately 9%) to the slimes fraction.

13.3.6 Gravity Grind Optimisation

Two 1 kg lots were ground to different grind sizes and passed once through a Knelson concentrator to determine the optimum grind size for gravity separation. The results of the tests are summarized in Table 13-8.

Table 13-8: Results of gravity testwork

Grind Size p80 (µm)	Gravity Concentrate			Gravity Tails Grade (g/t)	Head Grade (g/t)	
	Recovery		Grade		Calculated (g/t)	Assayed (g/t)
	Mass (%)	Au (%)	Au (g/t)			
150	3.24	77.9	65.3	0.62	2.72	3.32
106	2.95	67.2	61.2	0.73	2.51	
75	2.12	65.1	65.2	0.76	2.12	
53	1.20	68.7	121	1.09	2.54	

The results indicated that the samples were highly amenable to gravity recovery, with gold recoveries ranging from 65.1 to 77.9% into the gravity concentrate.

13.3.7 Bulk Composite Testwork

Three process routes were evaluated at a selected optimum grind size of 106 µm. The process routes evaluated were:

i. Test 1: gravity, rougher flotation, CIL of concentrate, gravity separation of flotation tails;

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ii. Test 2: gravity, deslime, rougher flotation, CIL of concentrate, gravity separation of flotation tails;
iii. Test 3: gravity, CIL of gravity tail; and
iv. Test 2.1: Repeat of Test 2; non-deslimed kerosene addition optimization.

Results of the bulk composite testwork program indicated that Knelson gravity recovery of 106 µm feed is approximately 67% at a 1% mass pull. High intensity leach tests on the gravity concentrate resulted in gold recoveries from gravity concentrate of approximately 98%.

Subsequent flotation of the gravity tails without desliming was able to further recover approximately 25% of the gold, leaving between 1.5% and 3% of the gold in the flotation tails.

Recovery of gold from the flotation concentrate improved with regrinding, to a recovery of 90% after a 15 minute regrind (P_{80} after a 15 minute regrind of 30 µm).

Kerosene addition for optimization on the CIL test work conducted on non-deslimed flotation concentrates indicate that 3 kg/t of kerosene was sufficient to passivate the naturally occurring carbonaceous material that reported to the flotation concentrate.

Table 13-9 shows the deportment of the gold into different concentrate streams in each 10 kg test, along with calculated gold head grade, and overall process recovery.

Table 13-9: Bulk testing summary data

Bulk Test No.	Au Calc Head (g/t)	Gravity Con 1 (dist %)	Float Con (dist %)	Gravity Con 2 (dist %)	Process Recovery (%)
2.1	2.44	73.0	25.0	1.01	96.1
2.2	2.58	70.2	16.3	-	86.6†
2.3	2.41	71.4	25.7	-	96.0
3.1	2.95	64.2	-	-	96.2

The methods and results of the bulk composite test work is described in the following sub-sections.

13.3.8 Gravity–Flotation–Gravity Process Tests

For the gravity–flotation–gravity tests, a 10 kg sample was ground to 80% passing 106 µm and passed through a Knelson concentrator. The concentrate was leached, and the tails floated. The flotation tails were then passed through a Knelson concentrator and leached in the same manner as the first gravity concentrate. The flotation concentrate was then wet split into four, and reground for 0, 5, 10, and 15 minutes. The milled concentrate was conditioned for 30 minutes with 33 kg/t kerosene.

The excess kerosene was removed with activated carbon. The carbon was screened out, and 20 g of fresh carbon added back to the slurry. 48 h CIL tests were conducted and the final concentrate and carbon assayed to determine recovery. Table 13-10 summarizes the key recovery data from the test.

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Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 13 - 10: Test concentrate grinding optimisation The gravity leach recovery was lower than would be expected in an Acacia leach process, so an assumed recovery of 98 % and 90 % was applied to the two gravity concentrates in calculating the overall process recovery . Additional flotation concentrate was generated to perform kerosene addition optimization tests ( Table 13 - 11 ) . In each case the flotation concentrate was ground for 15 minutes . In subsequent tests, gravity concentrate leach conditions were conducted using conditions that were more aligned with full scale processes . Test conditions were 50 ƒ C, 2 . 5 % NaCN, 0 . 25 % LeachWELL, 0 . 25 % NaOH, 10 % solids . The leach was monitored at 1 , 2 , 4 , 6 , 8 , and 24 hours . Recovery was found to be 98% , with the leach being essentially complete after four hours . Table 13 - 11: Concentrate kerosene addition optimization Kerosene addition to the float concentrate leach improved gold recovery by ~ 18% . Optimum kerosene addition was 3 . 5 kg/t of concentrate, with higher addition rates providing no benefits in gold recovery . Lower addition rates than 3 . 5 kg/t were not tested . Laser sizing analysis of the CIL residues was carried out, indicating the P 80 of the concentrate after a 15 minute regrind to be 30 µm . Ten kilograms was ground to 80 % passing 106 µm, and passed through a Knelson concentrator . The concentrate was leached, and the tails deslimed before being subjected to flotation . The flotation concentrate was then wet split into three, and reground for 0 , 7 . 5 , and 15 minutes in a rod mill . The milled concentrate was conditioned for 30 minutes with 33 kg/t kerosene . This test was conducted prior to the kerosene optimization tests discussed previously . The excess kerosene was removed with activated carbon . The carbon was screened out, and 20 g of fresh carbon added back to the slurry . 48 h CIL tests were conducted and the final concentrate and carbon assayed to determine recovery . Table 13 - 12 summarizes the key recovery data from the test . 132

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 13 - 12: Test Summary Ten kilograms was ground to 80 % passing 106 µm and passed through a Knelson concentrator . The concentrate was leached at 50 ƒ C, and the gravity tails split into nine approximate 1 . 1 kg samples . CIL tests were conducted with interim and final solids sampling and the final and carbon assayed to determine recovery kinetics . Table 13 - 13 summarizes the key recovery data from the test . Table 13 - 13: Test Knelson Tail CIL Summary Data CIL tests showed that recovery of gold proceeded rapidly, with maximum recoveries achieved in as little as four hours . Subsequently recovery appeared to decline significantly, however this may well be an artifact of interim sampling . Lead nitrate dosed at 1 kg/t appeared to have a deleterious effect on final gold recovery . Final gold recovery increased with increasing cyanide levels ; however, cyanide consumption rose by 0 . 47 kg/t between test 3 . 1 . 5 and test 3 . 1 . 7 , while overall gold recovery increased by 0 . 03 g/t . It was found that extended leach times had a deleterious effect on recovery, as shown by Figure 13 - 2 representing gold recovery in the first three 24 h CIL tests . 133

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 13 - 2: Comparison of 24 h leach tests The results suggest that the addition of lead in test 3 . 1 . 3 resulted in an increase in preg - robbing . Given the natural content of lead in the ore, this may explain the observed decrease in calculated recoveries between 8 and 24 hours . Further tests were conducted with an eight - hour residence time, with kinetic recovery data presented in Figure 13 - 3 . Figure 13 - 3: Comparison of 8 h leach tests The highest cyanide addition test ( 3 . 1 . 5 ) appears to have had the lowest losses of gold, while at the lower addition rate (test 3 . 1 . 7 ), losses appear to have been significant . The eight hour tests provided a level of confidence in the interim data for the 24 - hour tests and showed that leaching was essentially complete after only two hours using an initial cyanide dose of 1 , 000 ppm . A further three CIL tests were conducted at 20 , 40 and 60 kg/t of carbon preloaded to 1 , 110 g/t Au and employing a shorter residence time of six hours ( Figure 13 - 4 ) . 134

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 13 - 4: Comparison of 6h leach tests Differences in the kinetics of each test are explained by interim sampling error. By comparison to recoveries achieved using fresh carbon, the leach recovery decreased by approximately 4%. Gravity concentration tests were completed in 2019. A composite sample was taken from nine drill holes. The average gold grade of the composite sample was 9.38 g/t. Gravity tests were conducted in a bench - scale Falcon concentrator, model L40, shown in Figure 13 - 5 . Figure 13 - 5: Falcon Concentrator L40 - Laboratory Size The sample preparation process and laboratory testing flowsheet is depicted in Figure 13 - 6 . 135

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Head Sample
~10kg
Screening
1.0 mm
+1.0 mm
Grinding
Gravity Concentration
(Rougher)
Conc
Concentrate I
Chemical Analysis
Tails
Gravity Concentration
(Scavenger)
Conc
Concentrate II
Chemical Analysis
Tails
Tailings
Chemical Analysis

Figure 13-6: Test work block diagram

During the gravity concentration test work, the laboratory set conditions aimed to mirror that of previous test work and simulate actual plant performance:

i. Slurry flow: 5 liters per minute
ii. Solids Concentration: 25%
iii. G-Force: 150 G
iv. Duration: 2 minutes
v. Flush Water: 12 liters per minute

Results of the Santo Antônio test work is shown in Table 13-14.

Table 13-14: Gravity test work results

		Au Grade (g/t)	Mass Distribution (%)	Au Distribution (%)	Enrichment Factor
Sample 1	Feed	8.44	100.0	100.0	26.6
	Concentrate	142.82	3.75	63.5	
	Tailings	3.2	96.25	36.5	

Based on the geologic consideration that the ore from Santo Antônio and Matinha has the same structure, lithology and mineralogy as the Brás and Buracão) ore bodies the metallurgical recoveries for ore mined and processed from the Santo Antônio and Matinha veins was assumed to be similar to the current recovery rates. This assumption is corroborated by operational results of 2018 test work, and by actual operational results, whereby excellent metallurgical recoveries, in excess of 90% have been achieved from the Santo Antônio orebody in 2019, 2020, 2021, and 2022.

13.4 QP Opinion Summary

The metallurgical test work reported in this section was carried out in 2019 and does not fully reflect the current life-of-mine (LOM) mining plan. Since 2012, however, the operation has generated a substantial body of metallurgical performance data, with LOM plant recoveries averaging approximately 89% and consistently ranging between 90% and 94% over the 2018–2025 period. This operating history provides a robust basis for understanding plant performance under current conditions.

136

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT It is nevertheless recommended that the metallurgical test work program be extended and updated to include material representative of the planned LOM feed, particularly at grades below 3.5 g/t Au, which differ materially from the historical head grades of around 10 g/t Au. A lower head grade can influence both the appropriate test conditions and the resulting recoveries. While some historical test results reported recoveries of up to 96% , compared with an average plant recovery of approximately 89% , this discrepancy should be evaluated in the context of the long - term plant performance and ore variability . A focused review of plant performance, by unit operation and ore domain, is recommended to reconcile test work outcomes with operating data and to refine metallurgical forecasts for the updated mine plan 137

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14 MINERAL RESOURCE ESTIMATES

14.1 Introduction

The grade shell model wireframes for the gold mineralization domains were developed using Leapfrog Geo. The gold wireframes were constructed using a 0.10% cut-off, respecting the local geology and avoiding unwanted lithologies. Restrictions were applied to the model limits to reflect the mining area, and depletion solids were incorporated in the resource classification assessment. A Mineable Shape assessment was also conducted using the Mineable Stope Optimizer (MSO), incorporating technical and economic parameters based on mining operations. MSO result was applied as the analysis of the reasonable prospect for eventual economic extraction.

14.2 Database

A summary of the information in the database extract that supports Mineral Resource estimation is presented in Table 14-1. The project database includes data such as X and Y coordinates, dimensions, final depth of the drill holes, geological descriptions of the drilling intervals, thickness of the sampled intervals, chemical analyses of mineralized grades, as well as measurements of borehole deviation and density. Additionally, data collected from underground channel samples is also included in the database.

Table 14-1: Resource Database Summary

Summary	Drilling Campaign 2018/2019	Drilling Campaign 2020	Drilling Campaign 2021/2022	Drilling Campaign 2023/2024	Drilling Campaign 2025	TOTAL
Number of Drill holes	130	41	200	103	22	496
Total Length (m)	55,119	21,303	95,582	27,438	8,957	208,399
Number of Sample Assays	1,922	3,666	12,964	4,826	240	23,618
Number of Underground Channel Sample Lines	7	66	57	64	10	204
Total Length of Channels (m)	29	281	284	188	39	821
Number of Channel Samples	42	453	484	342	70	1,391

An automated validation was conducted on the project database using Seequent's Leapfrog Geo. This tool performs the following checks:

i. Final depth: ensures that the final depth in the Sampling, Geology, and Survey tables does not exceed the maximum depth specified in the collar table;
ii. Overlapping intervals: checks for any overlaps between sample intervals within the same drillhole;
iii. Collar: confirms that all essential information, such as coordinates and final depth, is complete;
iv. Assay: validates that all assay values are accurately processed.

Since a topographic audit conducted in 2020 and 2023 local issues related to sample locations were identified and rectified, allowing to modeling the mineralization zone.

14.3 3D Model

The 3D model grade shells were created in Leapfrog Geo using drillhole and channel samples with grades exceeding 0.1 g/t Au and classified as quartz vein lithology (ore zone). This grade is regarded as the geological modeling cut-off grade. Lower-grade samples located between higher-

138

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT grade intervals were included in the 3 D model, and internal dilution was considered part of the mineralization zone . The mineralized domain models were developed respecting the geological interpretation as well as the trend and dip . Two zones were defined in this modelling process : the Santo Antonio vein, where the main grade shell domain is 201 , and the Matinha vein, represented by the grade shell domain 401 ( Figure 14 - 1 and Figure 14 - 2 ) . Figure 14 - 1: Grade shell domains: 201 and 401, Santo Antônio and Matinha (NX Gold, September 2025) 139

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Domain
201
401
Plunge 00
Azimuth 090
0
250
500
750

Figure 14-2: Grade shell domains: 201 and 401 – looking east (NX Gold, September 2025)

Smaller lenses were also modeled between these two principal targets for structural and grade understanding and were classified as exploratory targets. Lateral extensions of the 3D mineralization model were defined by the occurrence of mineralized intervals and by the interpretation of the structural controls of mineralization.

14.4 Exploratory Data Analysis and Compositing

Exploratory data analysis was conducted on the samples within the orebody wireframe using Leapfrog Edge for statistical evaluation. The data was composited with a length of 1 m, a residual length of 0.50 m, and equal distribution with 50% of minimum coverage.

Table 14-2 and Table 14-3 present the raw and composited data, separating drillhole and channel samples.

Table 14-2: Exploratory Data Analysis of composited and raw data for Santo Antônio – Drillhole and channel samples (Au)

		Count	Mean	CV	Minimum	Median	Maximum
Santo Antônio drill hole	*Comp*	567	9.44	1.52	0.02	3.71	90.77
	Raw	1052	9.35	2.00	0.01	2.03	195.00
Santo Antônio channel	*Comp*	478	13.59	1.45	0.03	6.27	207.03
	Raw	886	13.61	1.77	0.03	4.43	281.00

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Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 14 - 3: Exploratory Data Analysis of composited and raw data for Matinha – Drillhole and channel samples (Au) Maximum Median Minimum CV Mean Count 117.53 0.68 0.01 2.53 5.67 89 Comp Matinha drill hole 178.50 0.33 0.01 2.99 6.39 161 Raw 173.07 5.14 0.03 1.75 15.80 103 Comp Matinha channel 326.00 2.47 0.03 2.19 17.44 206 Raw High - grade cuts applied to the composites were defined based on gold histogram and log - probability plots . An outlier threshold of 70 g/t Au was established for the Santo Antônio zone ( Figure 14 - 3 ), with 98 . 5 % of the grade distribution falling below this value . The same outlier threshold of 70 g/t Au was applied to the Matinha zones ( Figure 14 - 4 ), with 97 . 5 % of the grade distribution falling below this limit . A distance - based restriction was applied to high - grade samples to limit their spatial influence within the interpolation . The specific distances used for this high - grade restriction are described in Section 14 . 8 . 1 . Figure 14 - 3: Cumulative probability plot for Au – Santo Antônio (NX Gold, September 2025) 141

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Log Probability of Au_To_use Values
Cumulative Probability (percent)
Au_To_use Values

Figure 14-4: Cumulative probability plot for Au – Matinha (NX Gold, September 2025)

14.6 Block Model

A block model was created to cover the main mineralized area as well as the adjacent zones. The block sizes were selected based on mineralization geometry, drillhole spacing, and assay data density.

The block model dimensions were set to 10 m by 10 m by 2 m (X, Y, Z), with sub-cells and a minimum block size of 1.25 m by 1.25 m by 0.5 m. The model was sub-blocked using an octree approach, which subdivides blocks only where required by geological contacts. The block model origins, extents, and attributes are presented in Table 14-4.

Table 14-4: Block model dimensions

	East (X)	North (Y)	Elevation (Z)
Minimum Coordinates	337855	8381130	-1013
Block Size (m)	10	10	2
Sub-block sizes (m)	1.25	1.25	0.5
Size in Blocks	330	234	1488
Rotation (°)	0	0	0

Each block of the model was characterized by a series of attributes, as described in Table 14-5. The abbreviations MAT and SA refer to the Matinha and Santo Antônio veins, respectively.

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Table 14-5: Block Model Attributes

Attribute Name	Type	Description
Gs_Au	201	Santo Antônio main vein
	401	Matinha main vein
Density	201	Estimated by Inverse Distance Squared
	401	Estimated by Inverse Distance Squared
Class	1	Measured
	2	Indicated
	3	Inferred
Pass	P0	SA (25 x 15 x 1 m) / MAT (20 x 12.5 x 1 m) - 25% variogram range
	P1	SA (50 x 30 x 2 m) / MAT (40 x 25 x 2 m) - 50% variogram range
	P2	SA (100 x 60 x 4 m) / MAT (80 x 50 x 4 m) - 100% variogram range
	P3	SA (200 x 120 x 8 m) / MAT (160 x1 00 x 8 m) - 200% variogram range
	P4	SA (1,000 x 600 x 40 m) / MAT (800 x 500 x 40 m) – 1,000% variogram range
Au_LP	ppm	Estimated Au - Ordinary Kriging

14.7 Variography

A semi-variogram for gold composite samples was created for the mineralized model to evaluate continuity, variability, and their relationships, using LeapFrog Edge software. Variograms are shown in Figure 14-5, Figure 14-6, and Table 14-6.

143

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 14 - 5: Variogram, Au (g/t) - Santo Antônio (NX Gold, September 2025) 144

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 14 - 6: Variogram, Au (g/t) - Matinha (NX Gold, September 2025) 145

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Table 14-6: Variogram model - Santo Antônio and Matinha

Au (ppm) Variograms														
Target	Direction			Nugget	Type	Structure 1				Structure 2			
	Dip	Dip Azimuth	Pitch		Norm. Sill		Major	Semi-Major	Minor	Norm. Sill	Major	Semi-Major	Minor
Santo Antônio	34	335	115	0.2	Sph.	0.45	30	20	2	0.35	100	60	4
Matinha	23	0	62	0.2	Sph.	0.5	32	20	2	0.3	80	50	4

The semi-variogram model was used to estimate gold grades; however, the search ellipsoids used for estimation were not as strict as those used for the semi-variogram model. The ranges from the semi-variogram model were used as a reference to follow the main structured spatial correlations.

The maximum search ellipse used for Santo Antônio was 100 m and was 80 m for Matinha.

14.8 Grade Estimate

Ordinary kriging (OK) was used to generate the gold grade estimates for each parental block within the wireframe. A nearest neighbor (NN) estimate method was generated for grade validation and swath plot analysis purposes. Waste grades were estimated using the inverse distance squared (ID2) method.

Grade estimation was carried out using Leapfrog Edge software.

14.8.1 Ordinary Kriging

A minimum and maximum number of samples were set to limit over-smoothing. Search ellipsoid ranges were based on a semi-variogram model, and a variable orientation reflecting the model directions was used for estimation.

The kriging strategy incorporated variable orientation, following the direction of the grade shells, and used up to five estimation passes, as summarized in Table 14-7.

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Table 14-7: Au Grade Interpolation Strategy

				Value Clipping		Ellipsoid Ranges			Number of Samples		Outlier Restriction			Drillhole Limit
Target	Pass	Estimator	Discretization	Lower	Upper	Max	Inter	Min	Min	Max	Clamp	Distance	Value Threshold	Max samples per hole
Santo Antônio	0	Kr	4x4x4			25	15	1	4	12	None			2
	1	Kr	4x4x4			50	30	2	4	8	Clamp	50	70	2
	2	Kr	4x4x4			100	60	4	4	8	Clamp	25	70	2
	3	Kr	4x4x4			200	120	8	4	8	Clamp	12.5	70	2
	4	Kr	4x4x4	0	70	1000	600	40	4	8	Clamp	2.5	70	2
Matinha	0	Kr	4x4x4			20	12.5	1	4	12	None			2
	1	Kr	4x4x4			40	25	2	4	8	Clamp	50	70	2
	2	Kr	4x4x4			80	50	4	4	8	Clamp	25	70	2
	3	Kr	4x4x4			160	100	8	4	8	Clamp	12.5	70	2
	4	Kr	4x4x4	0	70	800	500	40	4	8	Clamp	2.5	70	2
Waste	0	ID 2		0	0.15	25	15	1	4	12	None			2
	1	ID 2		0	0.15	50	30	2	4	8	None			2
	2	ID 2		0	0.15	100	60	4	4	8	None			2
	3	ID 2		0	0.15	200	120	8	4	8	None			2
	4	ID 2		0	0.15	1000	600	40	4	8	None			2

14.9 Bulk Density Interpolation

Density values from the drill hole database were selected within the 3D model of the mineralized zone. A total of 129 specific gravity measurements were used to estimate the density for the resource block model at Santo Antônio, and 28 measurements were used at Matinha. Table 14-8 presents the raw and composited density values for the Matinha and Santo Antônio vein systems.

Table 14-8: Exploratory data analysis of composited and raw data for Santo Antônio and Matinha - Density

		Count	Mean	CV	Minimum	Median	Maximum
Santo Antônio	*Comp*	105	2.69	0.05	2.14	2.66	3.34
	Raw	129	2.70	0.05	2.14	2.66	3.41
Matinha	*Comp*	26	2.65	0.04	2.47	2.63	2.92
	Raw	28	2.66	0.04	2.47	2.63	2.92

An inverse distance weighting (IDW) to the second power interpolation method was applied, using the modeled gold directions as the variable orientation. The density interpolation strategy and parameters are outlined in Table 14-9.

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Table 14-9: Density Interpolation - Inverse Distance Weighting Strategy

			Ellipsoid Ranges			Number of Samples		Outlier Restriction	Drillhole Limit
Target	**Pass**	**Estimator**	**Max**	**Inter**	**Min**	**Min**	**Max**	**Method**	**Max samples per drill hole**
Santo Antônio	1	IDW 2	50	30	2	2	4	None	1
	2	IDW 2	100	60	4	2	4	None	1
	3	IDW 2	200	120	8	2	4	None	1
	4	IDW 2	1000	600	40	2	4	None	1
Matinha	1	IDW 2	50	30	2	2	4	None	1
	2	IDW 2	100	60	4	2	4	None	1
	3	IDW 2	200	120	8	2	4	None	1
	4	IDW 2	1000	600	40	2	4	None	1

14.10 Grade Estimate Validation

IDW and NN estimates were used to evaluating the OK results. The ID-NN check serves as a comparative exploratory data analysis tool to assess potential global bias and the smoothing effect in the OK estimation.

Swath plots were generated to compare interpolated block grades between the OK and ID-NN interpolants along distance slices in the X, Y, and Z directions. Swath plot gold analyses, presented in Figure 14-7 and Figure 14-8, show that the OK estimated grades correlate reasonably well with the ID-NN results.



Figure 14-7: Swath Plot along X, Y, and Z Direction for Au (g/t) – Santo Antônio (NX Gold, September 2025)

148

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 14 - 8: Swath Plot along X, Y, and Z Direction for Au (g/t) – Matinha (NX Gold, September 2025) While the swath plots preserve the overall trends of both estimation methods, variations occur within individual slices . These differences are commonly associated with the smoothing effect inherent in the OK algorithm and the estimation parameters applied . Visual comparison of block and composite grades was completed . Figure 14 - 9 and Figure 14 - 10 present 2 D slice views showing the gold grade distribution in the block model and the composites . 149

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 14 - 9: Visual validation cross - section – Santo Antônio Domain (NX Gold, September 2025) Figure 14 - 10: Visual validation cross section – Matinha Domain (NX Gold, September 2025) 150

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The block model grades fit the composite samples and demonstrate grade continuity . The review indicated a good comparison between local block estimates and nearby assays . A reasonable degree of smoothing was observed, which can be attributed to the combination of block dimensions, the OK algorithm, and the wide drill spacing in some areas . Beginning in late 2024 , the Company launched a transformational value - creation initiative at its Xavantina Operation, which included comprehensive sampling, metallurgical testing, material characterization, and commercial negotiations to capture value from stockpiled gold concentrates produced in small but high - grade quantities since processing operations began in 2012 . The inferred mineral resource estimate for gold concentrates was determined using gold assay data compiled from 25 auger drill holes drilled at an approximate spacing of 12 . 5 m at depths ranging between 2 to 3 m . Auger holes were sampled on 1 m intervals, producing 68 sample composites . Samples were analyzed for gold content at the Xavantina laboratory using fire assay and verified by an independent third - party laboratory (see Quality Assurance and Quality Control) . Grade estimation within the gold concentrate stockpile was determined using the Inverse Quadratic Distance interpolation method constrained to the volume that was sampled . Only the dry portion of the material was reported as inferred resource . Figure 14 - 11: Example of sample collection for in situ density determination (NX Gold, September 2025) The samples from the auger holes were sent to ALS for density analysis via Specific Gravity for Pulverized Materials (performed using a pycnometer and methanol) and were used to estimate the different solid zones (submerged, saturated, and dry) . To validate the samples taken from the dry portion, in situ density determination tests were performed in accordance with NBR 7185 DE 09 / 2025 (Soils - Determination of apparent specific mass, in situ, using a sand bottle) . 151

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 14 - 12: Block model for the gold concentrate, showing assay results from 25 auger drill holes and the wet – dry limit (NX Gold, September 2025) The Mineral Resources were classified based on sample spacing relative to geological and geostatistical observations of mineralization continuity, which directly influences the confidence in the estimation . The classification criteria for defining Measured Mineral Resources consisted of a requirement for at least two drill holes and an average distance of less than 45 m, considering passes 0 , 1 , or 2 ( Table 14 - 10 ) . For Indicated Mineral Resources, the average distance threshold was set to less than 60 m for passes 0 , 1 , or 2 . For Inferred Mineral Resources, the average distance was set to less than 100 m, considering passes 0 , 1 , 2 , or 3 . The classification results were then smoothed using solids that reflect the main categories of the mathematical model . Figure 14 - 13 shows the distribution of resource confidence classifications . 152

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 14 - 13: Block model classified by resource category – Santo Antônio and Matinha (NX Gold, September 2025) The Reasonable Prospects for Eventual Economic Extraction (RPEEE) evaluation was developed by the NX Gold team to limit the Mineral Resources classification, incorporating technical and economic parameters based on Ero’s mining operations . A mineable shape assessment was performed using the Mineable Stope Optimizer (MSO) - Datamine . The cut - off estimates considered extraction costs, with a 1 . 46 g/t Au cut - off assumed for underground mining . The main parameters used to define the underground stopes, for purposes of Mineral Resource estimation, are listed in Table 14 - 10 . 153

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 14 - 10: RPEE factors used in the current Mineral Resources Estimate Input RPEE Factors 2,500 Gold Price ($US/oz) 107 Underground Mining & Processing ($US/tonne) The main geometric and economic parameters used to define the underground mine stopes are presented in Table 14 - 11 . Table 14 - 11: Underground Mining Geometrical Grade Shell Parameters Stope Optimization Parameters 1.46 g/t Au Cut - off grade 2.00 m Minimum X axis length 2.00 m Minimum Y axis length 1.50 m Minimum Z axis length The Mineral Resources were estimated based on the remaining material after stope optimization and the depletion of mined - out areas as of June 30 , 2025 . The Mineral Resource estimate for the Xavantina Operations is shown in Table 14 - 12 . Table 14 - 12: Mineral Resource Table, Xavantina Operations 154 oz. Au Tonnes Category Mineral Resources (000's) g/t (000's) 80.8 8.05 312 Measured Santo Antonio 548.2 8.75 1,949 Indicated 628.9 8.65 2,261 Measured + Indicated 316.5 9.31 1,057 Inferred 35.1 11.11 98 Indicated Matinha 19.7 7.26 84 Inferred 29.3 37.41 24 Inferred Gold Concentrate 80.8 8.05 312 Measured Total 583.3 8.86 2,047 Indicated 664.0 8.75 2,359 Measured + Indicated 365.4 9.75 1,166 Inferred 1. Mineral Resources have an effective date of June 30, 2025. 2. The mineral resource estimates were prepared in accordance with the CIM Standards, and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit. 3. Mineral Resources are reported inclusive of Mineral Reserves. 4. Grade - shell 3 D models using 0 . 1 g/t gold were used to generate a 3 D mineralization model . Mineral Resources were estimated using ordinary kriging within 10 m by 10 m by 2 m block size, with a minimum sub - block size of 1 . 25 m by 1 . 25 m by 0 . 5 m . Mineral Resources were constrained using a minimum stope dimension of 2 m by 2 m by 1 . 50 m and a cut - off

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT of 1.46 g/t Au, based on gold price of US$2,500 per ounce of gold and total underground mining and processing costs of US$107/t of material mined and processed. 5. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding. The QP, Mr . Leonardo de Moraes Soares, considers the robustness of the variographic analysis as low to medium . Although, eventual adjustments on variogram model probably will not affect the materiality of grade estimate . Xavantina personnel applied in current Mineral Resource estimate a different approach regarding the previous MRE declaration, including a review in modeling a continuous mineralized zone along quartz vein structure with no lateral limit defined by Au grade zone . The intention was to modeling a mineralization zone based on geological and structural criteria . The QP opinion is that the absence of grade limit on lateral extensions of mineralization zone can result in an increment of smoothing effect on Au grade estimate . Grade estimate validation (NN - check, Swath plot and visual validation) results show smoothing effect inside acceptance limits, however the QP recommendation is the following : i. New infill drilling campaign on lateral extensions of mineralization zone to check the smoothing effect and local bias on Au grades . ii. Implementation of a robust reconciliation process including processing plant results to check the suitability of gold grade in the mineral resource model . It’s also recommended new study on mineral resource classification method based on the +/ - 15 % relative accuracy with 90 % confidence over annual or quarterly production increment to classify Measured and Indicated Resource classes, respectively, to validate the current mineral resource classes based on ordinary kriging neighbouring search radius (Parker, 2014 ) . The Mineral Resource estimate methods adopted by Xavantina personnel and their results are considered as inside acceptance limits of industry standards to support the current Mineral Reserve estimate . 155

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15 MINERAL RESERVE ESTIMATES

Mineral Reserves are classified as either "Probable" or "Proven" and are based on Indicated and Measured Mineral Resources. No Inferred Mineral Resources were used in the estimation of the current Mineral Reserves. Inferred Mineral Resources located within the designed mining shapes are not converted to Mineral Reserves. Any Inferred material that is unavoidably mined is assigned a zero grade for reserve estimation purposes and is routed to waste. Inferred material does not contribute to economic evaluations, mine scheduling, or production forecasts.

Since 2024, sublevel stoping with paste fill mining method has been used to phase out the previous step room and pillar method. Gold grades were modified to account for mining dilution, and the block volumes were modified to allow for dilution and mining recovery based on the mining method.

A cutoff grade of 3.09 g/t Au for the Mineral Reserves was calculated based on a long-term price gold price of US$2,100/oz Au.

A summary of Mineral Reserves is provided in Table 15-1.

Table 15-1: Mineral Reserve Estimate

Classification	Tonnage (000 tonnes)	Grade (g/t Au)	Au Contained (000 ounces)
Proven Mineral Reserve			
Santo Antônio	221	6.48	46.1
Matinha	-	-	-
Total Proven Reserve	**221**	**6.48**	**46.1**
Probable Mineral Reserve			
Santo Antônio	1,793	6.98	402.5
Matinha	82	6.65	17.6
Total Probable Reserve	**1,875**	**6.97**	**420.1**
Total Proven and Probable Reserve	**2,096**	**6.92**	**466.2**

1. Mineral Reserves are reported using the 2014 CIM Definition Standards. Mineral Reserves have an effective date of June 30, 2025.
2. The Mineral Reserves were estimated under the supervision of Mr. Hugo R. A. Filho – FAusIMM(CP) - who is a Qualified Person as defined in NI 43-101. Mr. Hugo Filho is independent of NX Gold.
3. Mineral Reserves are based on a long-term gold price of US$2,100 per oz, a USD:BRL foreign exchange rate of 5.50, and a metallurgical recovery of 91.5%.
4. Mineral Reserve estimates include operational dilution of 10.0% for all mining methods, plus planned dilution of 24% within the sublevel stopes with paste fill, 7% for step room and pillar, and 39% for development.
5. The estimate includes a mining recovery of 90.0% and 92.5% for sublevel stoping with paste fill and step room and pillar, respectively. Practical mining shapes (wireframes) were designed using geological wireframes and Mineral Resource block models as a guide.
6. A cut-off grade of 3.09 g/t Au was applied to mining stopes within the sublevel stoping with paste fill and step room and pillar, in the determination of planned mining stopes within the Mineral Resource blocks based on budget operating cost data and past operating performance of the mine.
7. A minimum of 1.8 m stope width was applied.
8. 1.84 g/t Au applied to gallery development incorporating processing costs, G&A and indirect costs.
9. Summed amounts may not add due to rounding.

15.1 Dilution

The calculation operational dilution and mine recovery is based on the reconciliation. The dilution is calculated by comparing over-break and recovered planned stope volumes. The reconciliation data are sourced from measurements taken in the mined stopes using cavity monitoring equipment (SLAM100/GeoSLAM), and production records, which are stored in an Excel spreadsheet.

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Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred Mineral Resources, where included within a defined mining shape in the Mineral Reserves estimate at zero grade.

Planned dilution used the grades from the blocks captured in the dilution envelope.

Planned dilution for all mining methods are shown in Table 15-2

Table 15-2: Planned dilution

Method	Planned Dilution (%)
Development (In-ore)	39
Planned stope	23
Step room-and-pillar	7
Global planned dilution	23

15.2 Extraction

Mining recovery was defined at 90% for sublevel stoping with paste fill methods and 92.5% for step room-and-pillar stopes.

15.3 Cut-off Grade

The cutoff grade was calculated based on projected budget costs and the gold price set by NX Gold. The gold price used in the Mineral Reserves estimate is based on the price of gold currently practiced in the Xavantina Operations, and although the QPs know that it is lower than the current price and projected price as adopted by other gold producers, banks and financial institutions, the conservative nature of this assumption acts as a hedge against NX Gold's future results.

Cut-off grades were estimated on a fully and incremental costed basis for the underground mining methods. The full cut-off grade calculation includes all relevant operating costs (underground mining, processing, and full site G&A). The incremental cut-off grade includes all operating costs but does not include development costs.

The cut-off grade calculations are shown in Table 15-3.

Table 15-3: Cut-Off Grade Calculation

Parameter	Unit	Value
Economic Assumptions		
g/oz factor	g/oz	31.10348
Metal price	US$/oz	2,100
Payable Metal	%	99.78
Processing and Concentrate Term Assumptions		
Refining charges Au	US$/oz	2.28
Total Bullion Freigth Cost	US$/oz Au rec	14.37
Metallurgical recovery Au	%	91.50
Royalties		
CFEM(1) Au	%	1.50
TFRM(2)	%	1.00
Site Operating Costs		
Stope Mining	US$/t	74.62

157

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Value Unit Parameter 20.37 US$/t Development 94.99 US$/t Total mine ore cost (stope mining plus development) 55.55 US$/t ore Processing 29.47 US$/t t ore Indirect Costs (oper support) 24.57 US$/t G&A 204.58 US$/t Total ore cost 184.22 US$/t Incremental cost (Total ore cost less Development cost) Cut - off Grades 3.44 g/t Full cut - off grade 3.09 g/t Incremental cut - off grade Notes: 1. CFEM – Financial Compensation for the Exploitation of Mineral Resources 2. TFRM – Mineral Resources Inspection Fee iii. 158 i. The QP, Mr . Hugo Ribeiro de Andrade Filho, is of the opinion that the June 30 , 2025 Mineral Reserves relating to the underground operations of the Xavantina Operations have been estimated in a manner that is consistent with industry’s best practices . ii. The QP has carried out the appropriate review to satisfy that the Mineral Reserve can be technically and profitably extracted . Consideration has been given to all technical areas of the operations, the associated capital and operating costs, and relevant factors including marketing, permitting, environmental, land use and social factors . The QP is satisfied that technical and economic feasibility has been demonstrated . The QP has not identified any known mining, metallurgical, infrastructure, permitting, legal, political, environmental, title, taxation, socio - economic, marketing or other relevant factors that could materially affect the development or extraction of the stated Mineral Reserves . iv . The QP is aware that gold price used in cutoff grade estimation is lower than the current price and projected price, as adopted by other gold producers, banks and financial institutions, the conservative nature of this assumption acts as a hedge against NX Gold's future results .

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The annual production plan considers a processing rate of approximately 280 , 000 tonnes/year, consistent with the current operational budget . Based on the declared Mineral Reserves, the mine life extends to 2032 , during which a total of approximately 466 , 200 ounces of gold is planned to be produced, as outlined in the integrated long - term plan . The mining methods previously employed in the Santo Antônio and Matinha veins consisted of a combination of step room and pillar and cut and fill methods, using cemented paste as backfill . Method selection was based on the required selectivity, the geometry of the ore bodies — both planned and historically mined — and the geotechnical characteristics of the quartz vein, as well as those of the footwall and hanging wall . For the purposes of the Mineral Reserve estimate and the life - of - mine (LOM) production schedule, sublevel stoping with cemented paste fill has been in operation since 2024 in the panels currently under development and those planned for future development . The LOM plan assumes an average annual production rate of approximately 280 , 000 t/a, consistent with the operational budget for the upcoming year . Mining will follow a top - down sequence, with paste fill applied after every two sublevels are extracted . Rib pillars were incorporated into the design for the next three sublevels to be developed and mined . For subsequent sublevels, it was assumed that the mining sequence will respect the curing time of the previously filled blocks, eliminating the need for additional rib pillars . The sublevel stoping method involves the extraction of ore panels from vertically spaced sublevels, from which drilling and blasting accesses are established . Broken ore is removed using mechanized loading, and depleted panels are backfilled as required to maintain stability and support continued operations . In the current operation, the sublevels are spaced 10 m vertically, resulting in a maximum drilling distance of approximately 14 m due to the dip of the orebody . Mine development follows standard excavation due profiles, with ore drives developed at approximately 4 m (width) by 4 m (height), primary development headings at 4.2 m (width) by 4.5 m (height), and ramps at 4.5 m (width) by 4.8 m (height) to accommodate equipment access and ventilation. The Mineral Reserves are estimated in an appropriate manner, using software and procedures consistent with industry practices . The reserve envelopes are composed of three types of stopes generated as follows : i. For the new areas (without completed development), mineable stopes were optimized according to economic, geotechnical, and operational constraints using the mineable stope optimization (MSO) for sublevel stoping in Datamine MSO® . The parameters for the MSO optimization are shown in Table 16 - 1 (MSO LHS) . ii. For the areas with completed development where the ore dip is higher than 35 degrees, solids were created using polygons to define individual stopes based on the geological model and the incremental cut - off grade of 3 . 09 g/t Au (CXS LHS) . 159 iii. For the areas where the ore dip is lower than 35 degrees, solids were created using polygons to recover the remaining pillars in the step room and pillars region, using the geological model and the incremental cut - off grade of 3 . 09 g/t (WFM R&P) .

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Table 16-1: Longhole Stopes with Paste Fill Optimization Parameters (September, 2025)

Stoping Parameter	Unit	Value
Stoping COG	g/t	3.09
Minimum Mining Width	m	1.8
Maximum Mining Width	m	Not Limited
Stope Length (on strike)	m	4
Minimum dip wall	degrees	35
Vertical Level Interval	m	10
Temporary Sill Pillar Height	m	6
Vertical Sill Pillar Interval	m	80

The results of the process to generate the reserve envelops are shown in Figure 16-1.


0 Elev
340000 E
339500 E
339000 E
338500 E
338000 E
0 Elev
LEGEND:
MSO LHS
CXS LHS
WFM R&P
Excavated (June, 2025)
-500 Elev
-500 Elev
340000 E
339500 E
339000 E
338500 E
338000 E

Figure 16-1: MSO Shapes (in green) and solids (blue and gray) (NX Gold,, September, 2025)

16.2 Mining Cycles

The mining cycle for the sublevel stoping method with cemented paste fill, currently employed in the Santo Antônio and Matinha veins, can be described as follows:

i. Drilling of production holes using longhole drilling equipment, with typical diameters ranging from 64 to 105 mm, carried out from the established sublevels in accordance with the planned drilling pattern and stope geometry;
ii. Charging and blasting of production rings, using cartridge emulsions or bulk explosives, following the planned blast sequence and designated powder factor;
iii. Mucking of blasted material, performed using 8-t load-haul-dump (LHD) units, followed by transport to the designated loading points;
iv. Haulage of ore to surface, using underground mine trucks with a 20-tcapacity;
v. Scaling and cleaning of stope walls and backs, conducted manually or using a jumbo scaler, ensuring adequate ground stability for subsequent activities;
vi. Installation of ground support in sublevels and access drifts (resin bolts or split sets, mesh, and shotcrete as required), in accordance with geotechnical recommendations;

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vii. Backfilling of the stope with cemented paste, carried out after the completion of each mining block or following the extraction of two consecutive sublevels, while respecting the required curing time prior to mining adjacent stopes; and

viii. Advancement to the next stope or mining panel, following a top-down sequence and adhering to geotechnical constraints and paste curing requirements.

16.3 Stoping Sequence – Sublevel Stoping with Paste Fill

The mining sequence follows a top-down approach, in which extraction progresses downward through successive sublevels. Mining is carried out in 10 m vertical intervals, with longhole stoping conducted from each sublevel according to the designed drilling layout. To maintain geotechnical stability during extraction, temporary sill pillars of approximately 6 m are left at the upper and lower boundaries of the mining panel.

Stopes are mined in a retreat sequence across each elevation, and once two consecutive sublevels have been extracted, the mined voids are backfilled with cemented paste fill. This staged filling strategy ensures that sufficient curing time is achieved before adjacent or underlying stopes are mined, allowing the paste fill to function as a structural element and reducing the need for additional rib or sill pillars in subsequent levels.

This top-down sequence, combined with paste filling after every two sublevels, provides an orderly progression of extraction while maintaining stable ground conditions throughout the mining panel.


TEMPORARY SILL PILLAR - 6m
P1
P2
P3
P4
STOPE 1
STOPE 2
STOPE 3
STOPE 4
STOPE 5
STOPE 6
10m
20m
30m
40m
50m
60m
70m
80m
TEMPORARY SILL PILLAR - 6m
Cross-cut
Overall mining direction
Overall mining direction

Figure 16-2: Schematic representation of the sublevel stoping sequence with paste fill (GE21, September 2025)

16.4 Life of Mine Production Mine Plan

Based on the 2026 budget and considering the change in mining method for the new areas, a rate of approximately 280,000 t/a was considered for the LOM production plan. For mine development, average advance rates of 40 m per month for declines, 25 m per month for primary accesses, and 30 m per month for secondary development were applied in the LOM plan.

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Mining will follow a top-down sequence, with paste fill applied after every two sublevels are extracted. Rib pillars have been incorporated into the design for the next three sublevels to be developed and mined. For subsequent sublevels, it is assumed that the mining sequence will respect the curing time of the previously filled blocks, eliminating the need for additional rib pillars.

The Mineral Reserve estimate distinguishes between planned dilution (waste included in the stope design for practical mining and geotechnical reasons) and operational dilution (additional unplanned waste taken during drilling, blasting, and mucking). For sublevel stoping areas, the estimate includes approximately 23% planned dilution within each stope plus 10% operational dilution. For the remaining room-and-pillar areas, 7% planned dilution and 8.5% operational dilution have been applied. Mining recoveries of 90% for sublevel stoping and 92.5% for the remaining room-and-pillar areas are assumedThe life of mine production schedule for the Xavantina Operations is provided in Table 16-2.

Table 16-2: Mining and Processing Operational Summary

	S2 2025	2026	2027	2028	2029	2030	2031	2032	LOM
Ore Mined & Processed (kt)	130,365	279,236	286,443	288,430	288,041	244,580	303,255	276,089	2,096,440
Au Grade (g/t)	8.17	6.51	7.32	6.83	7.81	7.57	6.84	4.98	6.92
Recovery (%)	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%	91.5%
Gold Production (oz)	**31,338**	**53,503**	**61,700**	**57,996**	**66,162**	**54,475**	**60,997**	**40,496**	**426,666**

Note: summed amounts may not add due to rounding

*S2 2025 denotes the period from July 1, 2025 to December 31, 2025

16.5 Geotechnical Characterization

A geotechnical model for the Santo Antônio and Matinha veins was developed based on the Q-system, derived from core logging and geomechanical mapping.

16.5.1 Geotechnical Domains

The summary of geomechanical features is divided into three main lithological/structural domains of the orebody: the quartz vein, the hanging wall, and the footwall`1ss. The mechanical properties of the rock types obtained from uniaxial and triaxial compressive tests is presented in Table 16-3.

Table 16-3: Geotechnical Domains

Domain	Lithology	Unconfined Compressive Strength (Mpa)	Characterization
HANGING WALL	Quartz Vein	32.2	Metamorphosed volcanic rock, characterized by anisotropic behavior.
ORE	Metabasalt	35.69	Predominantly fractured or brecciated quartz vein.
FOOTWALL	Carbonaceuous Phyllite	24.22	Fine-grained metamorphic rock rich in carbonaceous material and exhibiting well-developed foliation.

Metabasalt within the hanging wall present the highest competence and geomechanical strength. The mineralized quartz vein or ore zone, although typically associated with high compressive strength, exhibits low unconfined compressive strength (UCS) values, which indicate that the rock

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does not represent the intact strength expected for quartz-rich lithologies. This reduction in strength is mainly due jointing filled with carbonaceous phyllite, which significantly weakens the vein structure.

These UCS values were used as input parameters for the numerical simulations carried out by a third-party consulting firm, Geotech, to support the design parameters of the proposed mining method.

A new campaign of rock characterization tests, including uniaxial and triaxial compressive strength, is ongoing. Preliminary results indicate enhanced compressive strength performance of the tested specimens, which are expected to be incorporated into mine planning during 2026. As a result, the UCS values obtained from the most recently validated testing campaign shown in Table 16-3 were adopted for the numerical analyses presented in this Report.

16.5.2 Major Discontinuities and Structural Families

Geomechanical mapping conducted in the mine was used to identify and classify the main rock mass discontinuities. The data processing was carried out using Leapfrog Geo software to model structural planes, surfaces, and geological domains, and determine joint set orientations and joint intersections.

An analysis of structural features using stereograms was completed to determine the principal trend of the discontinuities (Table 16-4) based on the Kamb method, and to ensure statistical consistency of the orientation data and pole concentration of the structural families.

The results are illustrated in Figure 16-3 and are expressed in terms of standard deviation units from a random distribution, which are represented in the figure by contour lines connecting regions of equal significant density. This approach highlights pole concentration peaks, emphasizing areas of higher structural density (i.e., greater standard deviations above the random mean) and indicating preferential structural families.

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A
B
C
D

Figure 16-3: Stereonets showing the main discontinuity families. A – Sn (Main foliation) / B – Ctt (Lithological contacts) / C and D – Jn (Main joint sets). NX Gold, 2025.

Table 16-4: Discontinuity sets up to 2025.

ID	Dip (°)	Dip Direction (°)
Sn	44	318
Jn 1	73	42
Jn 2	86	218
Ctt	39	340

On August 31, 2025, a total of 1,335 geomechanical mapping records were available, which provide detailed information on the structural, lithological, and geotechnical characteristics of the exposed rock mass.

A total of 162 drill holes from the Santo Antônio vein and 42 drill holes from the Matinha vein were incorporated into the database. These datasets form the foundation for rock mass classification, structural domain definition, and support design across the mining areas.

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16.5.3 Data Collection Methodology

Geomechanical data collection in the underground mine (Figure 16-4) follows a standardized methodology aimed at characterizing the rock mass quality, structural fabric, and geotechnical behavior of different lithological domains. Field data are acquired through geomechanical mapping of accessible excavation surfaces and from drill core logging, which together allow for a three-dimensional understanding of rock mass conditions.

Among the techniques employed, the window mapping method is the most widely used for underground mapping. This technique consists of selecting a representative rectangular section of the excavation wall or back ranging from 1 x 1 m within which detailed measurements and descriptions of geological and structural features are performed.

The parameters recorded include lithology and degree of alteration, number and orientation of discontinuity sets, roughness, aperture, infilling, and persistence of joints, presence and influence of groundwater, rock weathering and RQD estimation (from joint frequency and block size).


Q-system
40
10
4
1
Plunge +24
Azimuth 158
0,00
125,00
250,00
375,00
500,00

Figure 16-4: Geomechanical mapping along workings. (NX Gold, 2025)

165

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The geomechanical mapping results indicate that most of the rock mass is classified as Poor, with Q values ranging from 1 to 4 , most of the RQD measurements fall within the Fair class, with RQD values between 50 % and 75% . These distributions are illustrated in the histograms in Figure 16 - 5 Figure 16 - 5: Rock mass quality histograms as a function of RQD and Barton Q system. (NX Gold, 2025.) The core holes are logged using a system directly connected to NX Gold’s central database, which automatically processes the input parameters to calculate the Q - value for each interval ( Figure 16 - 6 ) . The calculation follows the lithological contacts defined during the core description, ensuring consistency between geological and geomechanical information . 166

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 16 - 6: Core holes logged with geomechanical classifications (B) defined according to geological intervals (A). (NX Gold, 2025) The core holes were logged considering all lithologies present in the deposit . For the following analyses, only the lithologies corresponding to the main geotechnical domains were considered : FLC (Footwall), VQZ (Ore Zone), and MTL (Hanging wall) . The Q - values were calculated for each interval based on the parameters obtained from geomechanical logging, following the lithological contacts defined during core description . The FLC domain, corresponding to the footwall of the orebody and comprising FLC (carbonaceous phyllite) and BRC (carbonaceous breccia), is predominantly classified as very poor in terms of rock mass quality . Out of a total of 254 intervals, 152 ( 59 . 84% ) fall within this class, with an average Q - value of 0 . 65 , which lies in the lower range of the very poor category ( Figure 16 - 7 ) . This behavior reflects the carbonaceous and phyllitic nature of the footwall rocks, characterized by well - developed foliation, anisotropic fabric, and a high frequency of discontinuities, resulting in low cohesion and reduced mechanical strength . 167

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 16 - 7: Relationship between the number of intervals in each geomechanical class (Ore). (NX Gold, 2025) The ore zone (VQZ) comprising VMA, VQZ and BRX exhibits the lowest rock mass quality among all analyzed units . Out of 212 intervals, 157 (or 74 . 06% ) are classified as very poor, with an average Q - value of 0 . 24 ( Figure 16 - 8 ) . Although the ore is mainly composed of quartz, it commonly displays intense fracturing, the presence of open or infilled discontinuities, and zones with weak infilling materials . These features produce a structurally fragile and fragmented rock mass, significantly reducing its mechanical quality despite its competent mineralogical composition . Figure 16 - 8: Relationship between the number of intervals in each geomechanical class (Ore). (NX Gold, 2025) 168

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT In the hanging wall domain (MTL), the rock mass quality is higher than in the ore and footwall zones . Among 574 intervals, 280 (or 48 . 78% ) are classified within the poor class, with an average Q - value of 2 . 18 ( Figure 16 - 9 ) . This domain shows less intense fracturing and relatively better joint surface conditions, indicating a more competent and stable rock mass, though still within the lower - quality range according to the Q - system classification . Figure 16 - 9: Relationship between the number of intervals in each geomechanical class (HangingWall). (NX Gold, 2025) The ground support system adopted is defined based on the Q - system methodology (Barton et al . , 1974 ), a widely - recognized empirical approach in rock mechanics for support design and stability assessment in underground excavations . This system quantifies rock mass quality through the Q - value, calculated by the expression : Where RQD is the rock quality designation, Jn is the joint set number, Jr is the joint roughness, Ja is the joint alteration, Jw is the joint water reduction factor, and SRF is the stress reduction factor . These six parameters collectively represent the degree of jointing, the surface and alteration condition of discontinuities, the influence of groundwater, and the magnitude of in - situ stresses . The resulting Q - value provides a quantitative classification of rock mass quality and serves as a basis for defining appropriate support types and reinforcement levels for each geotechnical domain . 169

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The main support types employed in the mine are as follows:

i. Wire mesh: used for surface confinement of rock fragments and blocks, ensuring excavation integrity and interaction between the rock mass and other support elements.

ii. Grouted rockresin bolts: applied as primary support in poor to fair-quality rock masses to anchor bind together discontinuities fractured rock and increase rock mass cohesion and strength provide load transfer from weaker to more stable ground and create compressive zone around the excavation. The length and spacing are defined according to the Q-values, and excavation geometry excavation size and lifespan.

iii. Shotcrete: applied immediately after excavation to provide confinement, reduce rock mass relaxation, and protect against weathering and spalling. Its thickness is determined according to the support class recommended according to the Q-system design chart.

iv. Cable bolts: installed in areas of higher structural demand or wide-span openings, providing deep anchorage and deformation control.

v. Split set: locally applied to improve ensure steel mesh adherence to the rock mass is flush against tunnel surface or as reinforcement in temporary areas excavations, to complementing complement the primary support system.


ROCK CLASSES
G
F
E
D
C
B
A
Exceptionally poor
Extremely poor
Very poor
Poor
Fair
Good
Very good
Ext. good
Exc. good
Span or height in m / ESR
Bolt length in m for ESR = 1
Bolt spacing in shotcreted area
Bolt spacing in unshotcreted areas
Rock mass quality Q = RQD/Jn x Jr/Ja x Jw/SRF

REINFORCEMENT CATEGORIES:

1) Unsupported
2) Spot bolting
3) Systematic bolting
4) Systematic bolting, (and unreinforced shotcrete, 4 - 10 cm)
5) Fibre reinforced shotcrete and bolting, 5 - 9 cm
6) Fibre reinforced shotcrete and bolting, 9 - 12 cm
7) Fibre reinforced shotcrete and bolting, 12 - 15 cm
8) Fibre reinforced shotcrete, > 15 cm, reinforced ribs of shotcrete and bolting
9) Cast concrete lining

Figure 16-10: Q-System design chart

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The selection and combination of support types are based on Q-system values, geotechnical field observations, and back-analyses of rock mass behavior, which ensures adequacy of support recommendations and provides stability and operational safety under different geological and structural conditions.

16.5.5 Geotechnical Model Construction

The geotechnical model was developed using Leapfrog Geo's interpolation tools. The radial basis function (RBF) interpolator was applied to generate continuous three-dimensional distributions of geomechanical parameters across the deposit. This method allows the integration of discrete data obtained from core hole logging and underground geotechnical mapping, producing spatially continuous representations of Q-values and related parameters.

The RBF approach is particularly suitable for geomechanical modelling due to its ability to handle irregularly spaced data and to interpolate smoothly between known values, reducing local discontinuities that may not represent real geological variability. Each interpolant was constrained by geological and structural domains to ensure consistency between lithological contacts and rock quality transitions.

By applying this technique, the resulting geomechanical model provides a reliable spatial framework to assess ground conditions, define geotechnical domains, and support numerical stability analyses. The interpolation outputs were also used to guide support design criteria and to identify zones of bad ground conditions that may require additional reinforcement.

After data interpolation, the geotechnical model for each zone was developed according to the Q-system.

16.5.6 Geotechnical Block Model

Details of the block model parameters for the Santo Antônio and Matinha zones are presented in Table 16-5 and Table 16-6.

Table 16-5: Santo Antônio Block Model Parameters

Block model definition	East-West	North-South	Vertical
Base Point	338537.652	8381319.489	135.922
10Block size (m)	10	10	10
Sub-block count	2	2	4
Size in blocks	89	177	89

Table 16-6: Matinha Block Model Parameters

Block model definition	East-West	North-South	Vertical
Base Point	339587.983	8382181.747	11.469
Block size (m)	10	10	2
Sub-block count	4	4	2
Size in blocks	39	52	167

The block model for the Santo Antônio vein indicates an overall improvement in the rock mass quality of the hanging wall, showing a transition from good to fair quality, grading to poor quality

171

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT within the vein zone and the footwall . The adequacy and design of pillars and open spans within the vein, required to maintain hanging wall stability during mining, are key aspects of the overall mine design . Lower - quality rocks occur in the footwall of the Santo Antônio vein . In the block model, most of the rock mass is classified as very poor to poor, which is confirmed during drift excavations . Proper operational practices such as minimizing exposure of the ore – footwall contact contribute to maintaining drift stability . In the case of the hanging wall, which is critical for assessing excavation stability and for the overall mine design, including the determination of span widths and support requirements, the rock mass localized regions exhibit fair to good quality (Q > 4 ), mostly in deeper sections, suggesting a slight improvement in rock mass conditions at depth . Figure 16 - 11: Block model - Santo Antônio Mine (NX Gold, 2025) The Matinha vein model displays a similar pattern of low geomechanical quality but with a more homogeneous distribution . The hanging wall and footwall are predominantly classified as poor to very poor, with only limited zones within the orebody showing fair to good quality . This indicates that, while both zones have weak rock masses, the rock mass in the Matinha vein is more uniformly weak . Figure 16 - 12: Block model - Matinha Mine (NX Gold, 2025) Sectional analyses highlight the general characteristics of the rock mass in the extraction area . This rock mass delineation, combined with further assessments of hanging wall and footwall strength, was used to define the orebody extraction limits . 172

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 16 - 13: Sectional analyses (NX Gold, 2025) Orebody development, drill holle logging and underground geomechanical mapping, and operational experience throughout the mine confirm the modeled rock quality for the hanging wall, ore zone, and footwall as interpreted from drill core descriptions and geomechanical mapping . The ongoing review of geotechnical premises seeks to validate sequencing strategies for rib and sill pillar removal within the established design framework . This process involves updating key parameters, verifying stability thresholds, and reassessing mining conditions under changing stress and confinement scenarios . At this stage, the primary focus is on the detailed characterization of the paste fill, particularly on confirming that the 9 % cement formulation meets the performance specifications required for zones where temporary pillar removal is anticipated . The increase in cement content was introduced specifically to enhance the material’s ability to withstand load redistribution associated with ongoing stope development . Consolidation of these premises will establish the technical foundation for defining the minimum parameters required to advance with the planned extraction of the temporary sill pillar . Although complete analyses remain under development, the adoption of the new cement proportion represents an important step toward meeting the design requirements . As the studies progress, they will provide the necessary basis for an integrated assessment of the system’s ability to ensure adequate stability for the planned progressive removal of the pillars, in accordance with the standards and guidelines applicable to this report . Field experience provides important reference points for this evaluation . Sill pillar removal has already been implemented in selected areas without compromising overall stability, provided that sequencing and backfill performance requirements were met . Similarly, trials involving rib pillar extraction adjacent to paste - filled stopes have shown no adverse impact on stability, with monitored displacements and stress responses remaining within acceptable limits . These outcomes indicate that, under controlled conditions, such approaches can align with design criteria . Applications of long anchors are currently being executed as part of the support strategy to improve confinement and maintain stability across excavation boundaries . This measure is integrated into the design to reduce unsupported spans and manage stress redistribution effectively . 173

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The proposed changes remain subject to detailed technical assessment . Current work includes numerical modeling and sensitivity analyses to evaluate performance under variable geotechnical domains, back - analysis of executed panels to refine design parameters, and expansion of instrumentation programs to validate assumptions in situ . Sequencing protocols and hold points will continue to govern implementation, ensuring that any transition to modified designs occurs progressively and under monitored conditions . In summary, initial evidence supports the technical viability of sill and rib pillar removal strategies when combined with appropriate support measures and sequencing controls . Confirmation will be achieved progressively during execution, supported by extensive monitoring and adherence to predefined trigger/action levels . To address uncertainties associated with the complete extraction of sill and rib pillars, adjustment factors are incorporated into the design parameters, providing additional margins to account for potential variability in rock mass properties, stress redistribution, and backfill performance . These measures ensure that stability criteria remain within acceptable limits while the approach is validated in practice . Due to the poor rock quality of the upper portion of the Santo Antônio vein, as detailed in section 16 . 2 , particularly for the ore zone in the upper panel (above level - 100 ) as confirmed through actual development completed during the first half of 2020 , a cut and fill mining method, incorporating paste backfill was selected to facilitate production from this area Historically within the Brás and Buracão veins, the cut and fill mining method with waste rock as backfill was previously used across a variety of rock mass qualities and the integration of cemented paste to provide stability to the poor - quality rock mass was confirmed through characterization work undertaken in 2020 . The physical, chemical and mineralogical characteristics of tailings were studied to confirm viability paste backfill . The following sub - section details this work as well as design and implementation of paste backfill into the operations . 16.5.8.1 Tailings Characterization The process plant, on average, processes 42 t/h of ore, generating approximately 39 t/h of combined tailings . Only inert tailings generated from the flotation process that do not come into contact with cyanide were studied for suitability of paste material . In practice, non - inert tailings will be disposed of within the non - inert tailings dam, as is currently performed . Final flotation tailings are passed through a hydrocyclone prior to deposition within the inert tailings ponds, generating fine tailings (overflow) and coarse tailings (underflow) products . During the first quarter of 2020 , two 5 kg coarse and fine tailings samples, were sent to the Technological Characterization Laboratory (LCT) of Sao Paulo University, and an additional two 100 kg coarse and fine tailings samples were sent to the Laboratory of Mineral Research and Mine Planning (LPM) of the Federal University of Rio Grande do Sul . Optical laser particle sizing of the samples was used to further classify each of the coarse and fine tailings samples by LCT, as shown in Figure 16 - 14 . In paste - fill applications, particle sizes below 20 µm is generally considered as the fine fraction and above 20 µmas the coarse fraction . 174

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 16 - 7: Particle Size Distribution Size (μm) Sample D (0.9) D (0.5) D (0.2) D (0.1) 77.0 26.8 8.4 4.5 Fine Tailings 240.5 103.2 44.8 13.0 Coarse Tailings Figure 16 - 14: Particle size distribution(s), coarse and fine tailings fractions (LCT, 2020) Fines content in the tailings to be used for paste backfill must be controlled to achieve desired engineering properties . Strength capacity, sedimentation, transport efficiency and solid phase surface area of the mixture are important design parameters in determining the optimal “coefficient of uniformity”, or optimal particle size distribution . The coefficient of uniformity is defined as the particle size at which 60 % of the material passes (P 60 ) divided by the particle size at which 10 % of the material passes (P 10 ) . In practice, the best quality paste, providing maximum strength while minimizing cement requirements, have coefficients of uniformity between 10 and 20 . To optimize the coefficient of uniformity, a blend of the coarse hydrocyclone underflow combined with the fine hydrocyclone overflow at a ratio of 75 % to 25% , respectively resulted in a calculated coefficient of uniformity of 13 . 5 , within the recommended range . The particle size distribution of the blended material is shown in Figure 16 - 15 . 0 20 40 60 80 100 1 10 100 Particle size(µm) Cumulative distribution (%) Fine tailings Coarse tailings 1000 10000 175

Figure 16 - 15: Particle size distribution(s), coarse and fine tailings fractions as well as the 75%/25% blended tailings product (LCT, 2020) 16.5.8.2 Tailings Blend Physical Properties Physical properties of the 75 % coarse, 25 % fine tailings product, including true density, apparent density, porosity and void ratio was determined using a blend of the samples provided . True density was determined using helium gas pycnometry in a Micromeritics model AccuPyc II 1340 , with 10 purging cycles and 10 measurement cycles . Apparent density was determined by the transverse axial pressure method, in a Micromeritics model GeoPyc 1360 , with seven measurement cycles . The axial force applied was 21 N in a 38 . 1 mm camera . The samples were dried in an oven at 105 ƒ C for 12 h prior to physical property testing . Table 16 - 8: Physical properties of 75% coarse / 25% fine tailings blend (LCT, 2020) Std. Dev. Mean 0.002 2.751 True density (g/cm³) 0.032 1.732 Apparent density (g/cm³) 37% Porosity 0.59 Void ratio 16.5.8.3 Tailings Blend Mechanical Properties Testing Paste strength at a variety of cement (binder) content and flow behavior was evaluated to further advance the integration of paste fill as well as design of pumping and piping solutions . UCS and ultrasonic wave measurements were used to evaluate the mechanical and curing properties of the paste while slump tests were used to evaluate flow and pumping characteristics . The UCS required for paste fill varies and depends on support requirements . Where paste will be used in pillar recovery, values of over 1 MPa are recommended due to the primary support requirements of the paste . To achieve this strength, Portland cement was chosen for binding Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 100 0 20 40 60 80 1 10 100 Particle size(µm) 1000 10000 Cumulative distribution (%) Fine tailings Coarse tailings Blend 176

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT material as it is commonly available in Brazil and is currently used in shotcrete applications throughout the operations . A 45 kg sample of cement was sent to the LPM together with the tailings samples for further evaluation . Sixteen samples were prepared using 7 % cement by weight and 16 samples using 9 % cement by weight were prepared for UCS testing and ultrasonic velocity tests . Samples measured 15 cm in length and 7 cm in diameter . An additional 28 samples using 7 % cement by weight and 28 samples using 9 % cement by weight were prepared for triaxial compressive tests . Triaxial samples measured 10 cm in length and 4 . 40 cm in diameter . (a) (b) Figure 16 - 16: Sample preparation for 9% cement (a) and 7% cement (b) (LCT, 2020) UCS results are shown as a function of curing time and cement addition in Table 16 - 9 . Table 16 - 9: UCS Results at 7% and 9% by weight UCS (MPa) Curing time (days) Cement content 1.47 7 7% 1.49 14 2.41 21 2.10 28 1.89 7 9% 2.03 14 3.35 21 3.43 28 The lowest obtained strength value occurred with 7 % cement after seven days cure time at 1 . 47 MPa, whereas the highest strength was achieved with 9 % cement after 28 days of curing, which produced a UCS of 3 . 43 MPa . For the 7 % cement sample, a marginally higher strength was achieved after 21 days of curing compared to 28 days of curing, which could be explained by irregularities in the 28 - day samples such as air bubbles . In either case, UCS results show that the paste can achieve high compressive strength at both 7 % and 9 % cement additions . A corresponding increase in ultrasonic pulse velocity (UPV) was achieved over the curing time, as moisture content is reduced . The 9 % cement sample exhibited higher UPV throughout the curing time, as expected, and as shown in Figure 16 - 17 . 177

Cohesion (MPa) Friction angle ( ƒ ) Curing time (days) Cement content 0.49 38.94 7 7% 0.55 37.5 14 0.65 34.85 21 0.38 42.83 7 9% 0.48 36.39 14 0.77 37.76 21 0.89 31.29 28 Slump tests were performed according to the Brazilian Standard NBR NM 67 (1998) and produced a 155 mm slump for the 7 % cement sample and a 175 mm slump for the 9 % cement sample . Water to cement (w/c) ratios obtained from the slump tests were 4 . 87 and 3 . 77 for the 7 % and 9 % cement samples, respectively . 16.5.8.4 Paste Fill Plant and Equipment Selection Following the completion of physical and mechanical properties testing, the paste - fill equipment was designed with the following objectives : iii. i. Design productivity of 35 m³/h of paste fill; ii. Total pumping distance of 1,300 m over the LOM plan, 6 - inch diameter tubes (metallic) with 311 m vertical drilling to be performed from surface; HDPE tubes to be used on development areas within the underground mine; and 600.0 700.0 13 18 23 28 33 Vp average (m/s) Curing time (days) Figure 16 - 17: UPV Results (LCT, 2020) Triaxial tests were performed on the cured samples to obtain cohesion (C) and friction angle results for the 7 % and 9 % samples . Cohesion typically forms in paste - fill through intra - particle bonding with the cement hydration products, and is typically time dependent, like UPV, increasing with cure time . Friction angle, on the other hand decreases over the cure time . The reasons for this are not well known but are believed to be because of cement hydroxides and paste surface oxidation . In either case, the triaxial results obtained were in line with expectations and confirm the suitability of either 7 % or 9 % cement addition to achieve desired results . Table 16 - 10: UCS Results at 7% and 9% by weight Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Average UPV vs. Curing Time 1300.0 1200.0 1100.0 1000.0 900.0 800.0 9% 7% 178

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iv. Initiated backfilling of first stopes during the first quarter of 2021.

The total segment design, incorporating 33 segments, that will be required to deliver paste throughout the mine in support of the current LOM plan is detailed in Table 16-11.

Table 16-11: Pumping Segment Design, LOM Plan

Segment	Length (meters)	Inclination (degrees)	Connection Type
1	311	-90	Straight
2	1.6	-8.5	90 degrees
3	223.6	-8.5	Straight
4	1.6	-8.5	90 degrees
5	70	-8.5	Straight
6	2	-8.5	50 degrees
7	110	-37	Straight
8	2	-17.4	118 degrees
9	74	-17.4	Straight
10	2	-21	42 degrees
11	13	-21	Straight
12	2	-3	103 degrees
13	47	-3	Straight
14	2	-23.7	135 degrees
15	48.2	-23.7	Straight
16	2	-17.5	90 degrees
17	26.6	-17.5	Straight
18	2	-23.1	157 degrees
19	25.4	-23.1	Straight
20	2	-32.5	90 degrees
21	20	-32.5	Straight
22	2	-47.5	132 degrees
23	32	47.5	Straight
24	2	-27.1	157 degrees
25	80	-27.1	Straight
26	2	-30	162 degrees
27	45	-30	Straight
28	2	-29.8	165 degrees
29	40	-29.8	Straight
30	2	-27.1	170 degrees
31	38	-27.1	Straight
32	2	-23.7	150 degrees
33	40	-23.7	Straight

Pumpability tests on flotation tailings were performed by third-party consultants Schwing Stetter on site, who were selected to deliver the turn-key modular paste fill plant. A maximum pressure of 90 bar for 5% cement and 80 bar for 7% cement was determined.

Based upon the design specification, and LOM requirements, a HN2 paste fill model was selected. The model features a nominal productive capacity of 35 m^3/h and is equipped with double 2 m^3 horizontal shaft mixers. A Schwing Stetter MC 150 BR Control and Supervision System is used monitor material consumption. Weight deviations, integrated slump meter and humidity sensor will be installed. The turn-key modular unit includes a 440V/60Hz electrical panel, CCM and

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Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 230 Vac relays, complete control and automation CPL Siemens S7 1500 with SIWAREX 24 Vcc weighing modules (accuracy of dosage according to NBR 7212). The installed power is 250 kVA. Figure 16 - 18: Xavantina paste fill plant (NX Gold, 2024) A piston pump duplex KSP 220 XL + EHS 4500 ( 2 x 315 kW) was selected for pumping to meet the current life of mine plan as well as support future expansions of the underground mine activities, beyond the current Mineral Reserves . The nominal pumping capacity of the pump is 50 m³/h . The pumping system features an open hydraulic circuit, poppet suction and pressure valves with CPR, capable of producing maximum of 120 bar in operation . Heat exchangers with hydraulic drive for operation at room temperature up to 45 ƒ C are included as well as Siemens HMI touch panel operation panel, 440 V/ 60 Hz power panel, CCM and 230 Vac relays, complete control, and automation Siemens S 7 - 300 / 24 Vcc CPL . The installed power is 850 kVA . This positive displacement pump was specified to suit all phases of the project . 180

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 16 - 19: Xavantina paste fill plant, Piston Pump Duplex KSP 220XL + EHS 4500 (NX Gold, 2024) Based upon the geotechnical model developed and the mechanical properties testing of the main units within the Santo Antônio vein, maximum self - supported spans were calculated for mine planning purposes . Support requirements were determined based upon hydraulic radius and quality of the underlying RMR after taking into account adjustments for blasting, induced stresses and joint orientation (MRMR) . As development has occurred throughout the Santo Antônio vein, these empirical methods were evaluated alongside observations and operating practice . Within the upper panel of the Santo Antônio vein, the hanging wall has been determined to have an average RMR value of 63 . After adjusting for blasting ( 94% ), joint orientation ( 80% ) and induced stress ( 90% ), the adjusted MRMR is 42 . 6 , indicating openings with hydraulic radius (defined as the area divided by the perimeter of the opening) of up to 10 m are stable without the need of systemic support . Between 10 m and 19 m of hydraulic radius, support is required and hydraulic radii values above 19 m are unstable . In the portion of the upper panel, where room and pillar mining are expected to occur, rooms have been designed utilizing using 6 - meter rooms between sill pillars in 90 - meter panels, with the application of paste to recover the panels . Within the lower panel of the Santo Antônio vein, strength has been demonstrated to improve, both in geotechnical modelling of the vein, and in practice, where the majority of the mine’s current production activity occurs . MRMR values for the hanging wall within the lower have been calculated to be 55 . 5 , a considerable improvement, as expected, over the upper panel . Within this 181

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mining area, cut and fill has been selected to increase recovery and avoid a stage of pillar recovery in the future.

Factor of safety values for the expected design, incorporating the worst geomechanical results of the orebody range from 1.2 to 7 within the upper panel, and 2.9 to 5.7 within the lower Santo Antônio panel of Santo Antônio.

16.6 Underground Equipment Fleet

The current fleet comprises 40 units of mobile equipment, as summarized in Table 16-12.

Table 16-12: Equipment Fleet

Category	Code/TAG	Type	Manufacturer	Model
Loading	LHD-01	Loader	Caterpillar	R1600G
	LHD-03	Loader	Caterpillar	R1600G
	LHD-12	Loader	Atlas Copco	ST2G
	LHD-13	Loader	Atlas Copco	ST2G
	LHD-15	Loader	Caterpillar	R1600G
	LHD-16	Loader	Caterpillar	R1600G
	LHD-17	Loader	Resemin	SLF35
	CG-12	Loader	Komatsu	WA320-6
	CG-14	Loader	Komatsu	WA320-6
	CG-15	Loader	Caterpillar	950L
Drilling	JB-01	Jumbo	Atlas Copco	Boomer S1D
	JB-02	Jumbo	Atlas Copco	Boomer S1D
	JB-03	Jumbo Drill	Atlas Copco	Boomer 282 S
	JB-08	Jumbo Drill	Atlas Copco	Boomer 282 S
	JB-10	Jumbo Drill	Resemin	MUKI FF
	JB-11	Jumbo Drill	Atlas Copco	Boomer 282
	JB-12	Jumbo Drill	Atlas Copco	Boomer 282
	JB-13	Jumbo Drill	Atlas Copco	Boomer 282
	FAN-02	Long hole Drill	Resemin	RAPTOR 44
	FAN-03	Long hole Drill	Resemin	RAPTOR 55
Supporting and Infrastructure fleet	BET-08	Concrete Mixer	Fiori	BX15H
	BET-09	Concrete Mixer	Fiori	BX15H
	BET-10	Concrete Mixer	Fiori	BF23S
	PRJ-01	Shotcreet	Putzmeister	SPM 4210 Wetkret
	PRJ-03	Shotcreet	Putzmeister	Wetkret 4
	PRJ-04	Shotcreet	Putzmeister	Wetkret 4
	MN-01	Motor Grader	Caterpillar	120K
	MN-05	Motor Grader	Komatsu	GD535-5
	MN-06	Motor Grader	Komatsu	GD535-5
	PLT-21	Telehandler	Manitou	MT-X 1840 E3
	PLT-22	Telehandler	Manitou	MT-X 1840 E3
	PLT-23	Telehandler	Manitou	MT-X 1840 E3
	PLT-24	Telehandler	JCB	530-110
	PLT-25	Telehandler	Manitou	MT-X 1033
	PLT-26	Telehandler	Manitou	MT-X 1033
	PLT-27	Telehandler	Manitou	MT-X 1033
	PLT-28	Telehandler	Manitou	MT-X 1033

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Blasted material is handled and transported using low-profile loaders (LHDs), a wheel loader, and off-road trucks. Development drilling is carried out by jumbos—two-boom jumbos are currently operating. In addition to development drilling activities, the boomer S1D units and one of the boomer 282 jumbos are also used for ground-support operations, performing scaling as well as mechanized rock reinforcement through bolting and mesh installation.

The supporting fleet includes concrete mixers, shotcrete sprayers, motor graders, and telehandlers. In addition to the internal fleet, the operation utilizes third-party 6×4 road trucks primarily for transporting ore and waste.

16.7 Dewatering

The dewatering infrastructure was designed to collect water from within the underground mine. Water egress occurs primarily within the mining levels (quartz veins), as the country host rocks generally do not have properties that allow their fractures to connect. Within each level of the mine, water collection points (sumps), each using a Flygt pump with 8.9 or 27 horsepower, are installed. These pumps are designed to pump water into the main pumping boxes which are interconnected by 6-inch pipelines with a vertical spacing of 60 m. Each main pumping box has one, two or three Metso HM100 pumps with a pumping capacity of 100 m^3/h each. At the final collection point, particulate matter is removed from the collected water by decantation, enabling the water to be recycled and used in other parts of the mine including the processing plant. The total output of mine dewatering at the Report effective date was 450 m^3/h.

Santo Antônio uses the Brás dewatering system, which is already in place. Water from lower levels is drained to the pumping stations along the main ramp. The two primary panels on level -65 and level -170 will be dewatered by the pumping stations located on the -85 level and -200 level, respectively.

Table 16-13: Dewatering infrastructure

Level	Number of Metso pumps
217	3
155	3
93	3
36	3
-29	3
-85	3
-145	3
-152	1
-180	1
-200	1
-220	2
-280	1
-320	1
-340	1
-380	1
-390	1

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16.8 Drilling and Blasting

The mechanized development is performed using Atlas Copco S1D and 282 jumbos, both with 4.3 m drills. The holes drilled are 51 mm in diameter and 3.8 m in depth with one meter spacing and separation, regardless of the section size. Holes with a diameter of 102 mm are used to drill the free face.

Long-hole drilling equipment is used for production holes on the sublevel mining method. Holes with a diameter of 64 mm are drilled for both blast holes and free-face relief holes. Drilling planes are spaced at 1 m.

Rock blasting is performed with SENATEL MAGNAFRAG 38X600 1.5" x 24" cartridge explosives for long hole production areas. Ignition of explosives is done using BRINEL wires with timing delays ranging from 1 microsecond to 332 microseconds, distributed in an increasing order from the inside to the outside of the section. Other accessories used in the process include NP 1, NP 5, and NP 10 detonating cord along with 2.5-m No. 8 blasting caps.



Figure 16-20: Drill and blast plan for mine development. -

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SLOT
DRILL PLAN - SUBLEVEL STOPPING
2.0
0.4
0.3
0.3
0.3
0.4
2.0
1.2
1.2
1.2
1.2
1.2m
1.2m
1.2m
1.2m
1.2m
1.2m
1.2m
1.2m
1.2m
1.2m

Figure 16-21: Drill and Blast plan for cut-and-fill mining.

Table 16-14: Drilling equipment

Model	Fleet Size
Atlas Copco 282 Jumbo	4
Atlas Copco S1D Jumbo	2
Resemin Mukki FF Jumbo	1
Resemin Raptor Fandrill	2

Table 16-15: Dimension and blast hole requirements of development mining

Development Face Dimension	Required blast holes
4.5 m x 5 m	66
4 m x 4 m	55
4 m x 5.5 m	55
3.5 m x 4.5 m	45
3.5 m x 3.5 m	55

16.9 Load and Dump

The current loading and haulage equipment fleet is presented in Table 16-16.

Table 16-16: Loading and Dumping equipment

Loading equipment	
Model	Fleet Size
LHD Caterpillar R1600G	4
LHD 3t STG or SFL35	2
Wheel Loader Komatsu WA200-6	2
Dumping equipment	
Mercedes Benz 6x4 Atego 3133	10

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Loading activities are carried out using LHD vehicles. Haulage is performed by a fleet of 10 trucks used for ore and waste transport, each with a payload capacity of 21 t.

The Xavantina Operations use a mixed workforce composed of company employees and external contractors. The loading fleet includes three company-owned LHDs supported by an additional three units supplied through rental agreements.

Haulage is carried out by the contractor July Quartzo responsible for providing operators, equipment, and ancillary facilities required for their operation. There are a fleet of 10 dump trucks.

16.10 Ventilation and Emergency Exit

The main ventilation system consists of six raises that connect the underground workings to the surface, comprising four intake raises and two exhaust raises. The system delivers a total fresh-air intake of approximately 160 m^3/s to the mine.

Primary exhaust is provided by two surface-installed axial fans, each equipped with 450-hp motors. Under present operating conditions, each fan delivers approximately 80 m^3/s at a static pressure of 2,530 Pa.

The secondary ventilation network includes 16 auxiliary fans distributed throughout the underground mine. Of these, 11 units are in active operation and five are maintained as standby. The installed equipment includes 10 fans powered by 100-hp motors, two by 200-hp motors, two by 150-hp motors, one by a 125-hp motor, and one by a 175-hp motor. Monthly electrical consumption attributable to underground operations is approximately 713 MWh.

Emergency escapeways are integrated into the fresh-air intake ramp and currently provide continuity down to the −390 level. These escapeways are planned to continue at depth in accordance with the LOM development plan. The Santo Antônio zone includes multiple refuge chamber stations identified on the escapeway map bellow, distributed along the mine's deeper portion, as shown in Figure 16-22. These chambers provide sheltered locations along the primary intake route. The Matinha vein remains equipped with one refuge chamber located at the −140 level as at the Report Effective Date.

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Legend
Scape way
Intake airflow
Exhaust Airflow
Surface fan
Refuge chamber location
Actual development
Future development

Figure 16-22: Schematic layout of the underground ventilation system and emergency escapeways (NX Gold, June 2025).

16.11 Staff Table

The underground mine has a total of 324 staff on its roster, including 216 permanent employees and 108 third-party employees.

Table 16-17: Underground mine staff

Company	Headcount
NX Gold Employees	216
July Quartzo (ore and waste haulage contractor)	61
Other Contractors	47

16.12 QP Opinion

After visiting the underground mine and analyzing the documents and plans presented during the technical site visit in September 2025, the QP makes the following comments on the underground mining operations at Xavantina:

i. The sublevel stoping mining method and pillar recovery in the step room and pillar region have been applied under favorable rock conditions, and no issues related to overall underground mine stability and infrastructure have been observed. These methods are appropriate for the Xavantina mine.

ii. The adjusted MRMR values indicate that openings with a hydraulic radius of up to 10.0 m can remain stable without systemic support, while those exceeding this limit require additional support to ensure safety. The QP recommends the incorporation of adjustment factors into the design, through the back-analysis of monthly reconciliations, to provide the necessary margins to maintain stability within acceptable limits as mining progresses.

iii. Since the expansion of production is supported by the implementation of the sublevel stoping mining method, it is crucial that strict control procedures for ore drive development,

187

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT drilling, and blasting are established to ensure that modifying factors, such as dilution and mining recovery, remain within the required values. iv. The stability of excavations, particularly regarding the removal of sill pillars, must be confirmed through a comprehensive understanding of rock mass conditions and the implementation of effective support strategies . v. The Qualified Person (QP) agrees that sill pillar removal can be executed without compromising stability, provided that proper sequencing and the performance of the fill material are respected . 188

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The process plant includes a conventional 3 - stage crush ; ball milling ; centrifugal gravity concentration (Falcon and RD - 30 ) ; intensive leach reactor (ILR) (GEKKO) ; hydrocyclones ; flotation (rougher, scavenger and cleaner) ; pre - lime and CIL of the flotation concentrate ; desorption (atmospheric pressure Zadra stripping) ; acid washing (before and after desorption) ; electrowinning and smelting . The plant has been in operation since 2012 . The plant's operational staff currently includes 51 direct staff plus 33 persons for regular maintenance of mechanical and electrical parts. Currently, all units of the plant operate on three shifts for 24 hours per day, seven days per week . The crushing capacity is 80 t/h, and the grinding capacity is 44 t/h . Average utilization is currently 36 . 5 % for crushing and approximately 60 . 0 % for grinding due to low mine feed . The plant has the capacity to process 315000 t/a as compared to the maximum achieved rates of approximately 230 , 000 t/a in the current LOM plan . Overall plant recovery is 90%, based on data from January to June 2025 with 81% of the gold is being recovered through gravity and ILR. The gold content in the plant's feed between January and June 2025 was 6.99 g/t, based on official closings at the Xavantina unit. There are two tailings ponds, one that receives the tailings from flotation, and another that receives tailings from CIL . The latter is lined with a double layer of HDPE for natural degradation of residual cyanide, complemented by the addition of hydrogen peroxide in order to adjust cyanide levels as required . The tailings circuit is a closed loop, with water losses only occurring through evaporation and in the residual moisture content of the solids . Process water is supplied via pumping from the underground mine. The current capacity of the CIL tailings pond is approximately 450 , 000 t, sufficient for an estimated 16 years of operation and while the flotation tailings pond has storage capacity of 104 , 000 t for about eight months of operation . Thickened inert tails are routinely removed from the pond and used to fill the artisanal open pit mines within the Project area, as well as deposited in a fully permitted dry tailings storage facility with sufficient capacity to meet the life - of - mine requirements . Figure 17 - 1 and Figure 17 - 2 show the characteristics and process flowsheet for both tailing dams . 189

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Figure 17 - 1: Process flowsheet (NX Gold, 2025) Figure 17 - 2: Tailings disposal (NX Gold, 2025) 190

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The nominal rate of the crushing unit is 80 tp/h . ROM material is transported by trucks from the underground mine and stored in surface buffer piles, with a storage capacity of 3 , 000 . From there it is reclaimed by a front loader to the feed hopper . An apron feeder feeds material larger than 100 mm into a Simplex SXBM 9060 primary jaw crusher with a closed - side setting (CSS) up to 100 mm . The crushed ore is conveyed to a SIMPLEX SXPL 6024 / 2 D double - deck classification screen, with mixed screening media of polyurethane and stainless steel, classifying the ore into 22 and 10 mm size fractions . Oversize fractions (greater than 222 mm) and the fractions between 20 and 10 mm are conveyed to th secondary and tertiary cone crushers, respectively . The secondary cone crusher is a METSO HP 200 with a CSS of 18 mm, and the tertiary cone crusher is a SIMPLEX SXBC 12194 CC with a CSS of 12 mm . Ore from the secondary and tertiary crushers is conveyed back to the first screening in a closed circuit . Undersized material (under 10 mm) with Bond work index of 22 . 4 kWh is conveyed by a belt feeder to feed a ball mill . Two operators per shift are required to operate the crushing unit . The nominal grinding rate is 44 . 0 t/h . Grinding consists of a 3 , 66 m î 5 , 79 m 1 , 044 kW ball mill, loaded with a 30 % charge of medium chromium steel balls of up to 80 mm in diameter . The ball mill operates in a closed circuit with a 15 - inch diameter hydro - cyclone . The circulating load within the milling circuit is 350% . In the grinding circuit, the hydrocyclone underflow is screened in a 2 mm screen, with oversize material returning to the mill . The underflow is used as feed for the Falcon and RD - 30 centrifugal concentrators . The Falcon centrifugal concentrator operates at 150 G force, and the RD - 30 equipment operates at 102 G force . The daily production of gravity concentrate delivered to intensive leaching - IRL (GEKKO) is 1 , 900 kg per batch ( 10 hours of operation) . Over 80 % of the gold is recovered in this process . The feed grade to the concentrators is typically 35 . 0 g/t Au, while the concentrate has an average grade of approximately 3 , 000 g/t Au . The hydro - cyclone overflow, with a target P 80 of 150 µm is scalped in a 1 m x 1 . 5 m vibrating screen with an aperture of 0 . 5 mm and feeds the flotation step . The flotation unit operation consists of three rougher cells, three scavenger cells, and one cleaner circuit . Each cell is a FLSmidth tank cell with a volume of 10 m 3 . Flotation feed averages approximately 3 g/t Au while the concentrate grade averages approximately 90 g/t Au . Current flotation operations target a solids ratio of 30 % by weight . Reagent dosages include 130 g/t of the collector potassium amyl xanthate and 30 g/t of Flomin as a frothing reagent . Flotation gold recovery is 82 % from January to June 2025 . Tailings from flotation have a gold grade of approximately 0 . 5 g/t and are stored in the flotation pond . The flotation concentrate is transferred to the CIL unit operation . 191

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17.4 Carbon-in-Leach (CIL)

The CIL unit operation, which processes the flotation concentrate, consists of a series of seven tanks, each with 12 m^3 of capacity. The first tank in the series is only used for a pre-lime step, with no carbon added, while the other six tanks utilize carbon addition. Target carbon concentration in the six tanks is 20% by volume, and the calculated residence time in CIL is 72 hours.

Average gold feed grade is approximately 90 g/t with an average recovery of 60% from January to June 2025, which is widely considered to be a good recovery level for the high-carbonaceous ores

Loaded carbon with an average gold grade of 1,500 g/t is then pumped from the first CIL tank to the desorption unit. NaOH is used during the CIL process to control pH.

The concentration of cyanide contained in the slurry in the first tank is 1,500 ppm of CN, whereas the last tank has a concentration of 300 ppm. The slurry from the CIL process is then pumped to the respective tailings pond after passing through a safety screen to ensure the retention of fine carbon. Typically, no additional detoxication steps are required in the procedure for cyanide detoxification, which occurs naturally through exposure to UV light. When reusing water from the CIL tailings dam in the plant, a hydrogen peroxide system is used to ensure complete destruction of cyanide.

17.5 Desorption, Electrowinning, Acid Washing, and Smelting

The desorption column has capacity for 2 tof carbon, with three batches of desorption performed per week. The process applies Zadra stripping at atmospheric pressure. This consists of batch elution with 0.2% of NaCN and 2% of NaOH for a 24-hour period at 90°C. Desorption is followed by acid washing at room temperature with 3% HCl followed by a final acid wash. There are four GEKKO Zadra electrowinning cells: two for processing the solution derived from intensive cyanidation unit operation ILR processing, and two for processing the desorption solution.

After electrowinning, the plated cathodes are removed and sent to the smelting unit operation where 25 L crucibles are used to produce bullion that averages 60% by mass gold and 30% silver. Borax, potassium nitrate, sodium carbonate, and silica are used as smelting fluxes.

17.6 Reagent, power and water use

The Xavantina Operations is an established operating mine for which average use and consumption metrics of key process inputs are readily available. The water usage is shown in Table 17-1.

Table 17-1: Power and Water Usage

	2019						2020	2021	2022	2023	2024	Jan 1, 2025 to Oct 31, 2025
Tonnes treated	154,35						162,64	171,58	189,74	136,00	146,16	134,05
Freshwater consumption (m^3)	52,03						54,82	57,84	0	0	0	0
Average power consumption per month (MWh)	1.81	2.19	2.159	2.21	2.28	2.491	2.83					

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Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 28.37 29.892 27.37 26.56 25.912 26.35 21.71 Power consumption per annum (MWh) 211,68 204,52 201,3 140,0 151,02 162,04 140,69 Power consumption per tonne (kWh/t) The operation at this stage is using no fresh water from the river . The makeup water is supplied by the mine dewatering operations . The average freshwater consumption is around 0 . 3 m 3 /t treated . The power consumption is also shown in Table 17 - 1 . The power consumption per tonne treated has been stable since 2020 and was measured at 50 . 28 kWh/t from January 1 , 2022 to the Report Effective Date . Power consumption averages approximately 9 , 500 MWh per annum . Critical process reagents were forecast using per tonne consumption metrics on a go - forward basis . The QPs have not identified any material risks with the continued supply of water, power nor supply of reagents to support the continued operations of the mine . The equipment list for the process plant is included in Table 17 - 2 . A simplified information table on each of the process plant’s key operating metrics at an assumed 10 g/t feed is provided in Table 17 - 3 . 193

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Table 17-2: Processing Plant Equipment

Description	Manufacturer	Function
TC-06 CONVEYOR BELT	SIMPLEX	FEED TC-06
JAW PRIMARY CRUSHER	SIMPLEX	PRIMARY CRUSHING
CONE SECONDARY CRUSHER	METSO	SECONDARY CRUSHING
CONE TERTIARY CRUSHER	SIMPLEX	TERTIARY CRUSHING
DOUBLE-DECK INCLINED SCREEN	SIMPLEX	ORE CLASSIFICATION FROM 0 TO 8 MM
SPARE CYCLONE FEED PUMP	METSO	SLURRY PUMPING TO HYDROCYCLONES TRAIN
CLASSIFICATION HYDROCYCLONE	FLSMIDTH	CLASSIFICATION OF ORE FROM THE MILL
SPARE CLASSIFICATION HYDROCYCLONE	FLSMIDTH	CLASSIFICATION OF ORE FROM THE MILL
CENTRIFUGAL CONCENTRATOR	SEPRO	METAL CONCENTRATION OF UNDERFLOW SLURRY FROM HC
CENTRIFUGAL CONCENTRATOR	AÇOMAQUINAS	METAL CONCENTRATION OF UNDERFLOW SLURRY FROM HC
BALL MILL	METSO	ORE COMMINUTION
MAIN ENGINE OF BALL MILL	WEG	DRIVE BALL MILL
VIBRATORY SCREEN FOR OVERFLOW FROM HC	SIMPLEX	CLASSIFICATION OF OVERFLOW ORE FROM HC
VIBRATORY SCREEN FOR CENTRIFUGAL CONCENTRATOR	LUDOWICI	CLASSIFICATION OF UNDERFLOW ORE FROM HC
INTENSIVE LEACHING IRL	GEKKO	REACTOR FOR INTENSIVE LEACHING
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
SCAVENGER FLOTATION CELL	FLSMIDTH	FLOTATION OF TAILING ROUGHER
SCAVENGER FLOTATION CELL	FLSMIDTH	FLOTATION OF TAILING ROUGHER
SCAVENGER FLOTATION CELL	FLSMIDTH	FLOTATION OF TAILING ROUGHER
CLEANER FLOTATION CELL	FLSMIDTH	FLOTATION OF CONCENTRATE ROUGHER
SAFETY SCREEN	NX GOLD	CLASSIFICATION AND RECOVERY OF LOADED CARBON FROM CIL TAILINGS
CIL TANK 01	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 02	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 03	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 04	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 05	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 06	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING

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Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Table 17 - 3: Simplified Key Operating Metrics 195 Plant Information Chart (t/h) Rate 80 Crushing 40 Grinding (%) Current Utilization 37 Crushing 60 Grinding (g/t) Unit operation (average gold grade) 12.00 Plant Feed 3,000 Gravity concentrate 3.0 Flotation Feed 90.00 Flotation Concentrate 0.50 Flotation Tailings 20.70 CIL Tailings 1,500 Loaded carbon (%) Recovery 78 Gravity and IRL 82 Flotation 77 CIL 89 Overall (ppm) CN Concentration 1,500 CIL Feed 300 Dam Discharge <0.005 Recycled water 1.5 Flotation Mass (%) 0.83 CIL Feed Rate (tph) 1.0 CIL Feed Flux (m 3 /h) 72 Cyanidation Residence Time (h)

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The facilities at the Xavantina Operations include the mine portal, the Nova Xavantina Plant, tailings storage, mechanical workshop, administrative offices, metallurgical laboratory, security gate and guard facilities, medical clinic, cafeteria and gravel airstrip used to fly out doré bars after production . Please refer to Figure 5 - 1 for the layout of the Xavantina Operations . National electrical service is available on site from the town of Nova Xavantina, located approximately 18 km from the Xavantina Operations . Water in sufficient quantities to support mining and processing operations is sourced from mine dewatering and a fully permitted groundwater well located on the property . 196

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Ero Copper presently sells gold, and silver as a by - product, from its Xavantina Operations . As such, the company has not conducted any formal marketing studies for future gold production from its operations . The Xavantina Operations currently sell gold to a preferred customer . During the first six months of 2025 , the average realized selling price for gold was US $ 2 , 945 per troy ounce . The profitability and cash flow from the Xavantina Operations largely depend on the price of gold . As a result, the financial performance of the Xavantina Operations has been and will likely continue to be closely linked to gold prices . Mineral Reserves have been determined at a price of US $ 2 , 100 per troy ounce . Gold and silver prices have experienced significant fluctuations in recent months and years . Table 19 - 1 displays the spot gold and silver prices as of June 30 , 2025 , along with the average prices for the previous two and five years . Table 19 - 1: Gold and Silver Prices Five - Year Avg. Two - Year Avg. Spot (1) Unit Metal $2,081 $2,447 $3,287 ($/oz) Gold $25.40 $28.14 $35.98 ($/oz) Silver 1. Spot pricing as of June 30, 2025. Although the gold produced by the Xavantina Operations is currently sold to a preferred customer, gold and silver are widely produced precious metals in Brazil, offering numerous refining and sales options . 197

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

20.1 Environmental licenses and permits

The operations performed by NX Gold are covered by environmental licenses issued by the Mato Grosso State Department of the Environment (SEMA). The first license obtained was the Preliminary Environmental License, approved in 2007, based on the Environmental Impact Study (EIS; 296438/2007) and the Environmental Impact Report (EIR; 296438/2007). Following the Preliminary Environmental License, the Installation License was issued, authorized in 2008 based on the approval of the Environmental Control Plan (PCA; 217586/2008).

With the completion of the environmental and social programs and controls required by SEMA and the completion of the mine's implementation, SEMA issued the Operating License in 2011, which was valid for three years. This Operating License has been renewed successively since, in 2014, 2018, 2021, and 2023. The current Operating License is valid until November 13, 2026. The controls, conditions, and reports of environmental and social programs required by the Operating License are submitted periodically to SEMA.

The main Environmental Operating Licenses in force are listed below and remain valid:

i. Airport license: obtained in 2016 and renewed in 2019 and 2021, remains valid until December 19, 2026.

ii. Surface water withdrawal license: received through the publication of License No. 086 on February 8, 2022, and valid until November 5, 2028.

iii. License for water withdrawal, treatment, and distribution: received through the publication of License No. 331370 on January 29, 2024, and valid until January 27, 2029.

iv. License for fuel station: issued on March 5, 2021, and valid until September 13, 2027.

v. Waste and waste treatment plant license: received in 2020 and valid until March 18, 2023. This operating license was unified with the main Operating License, through the issuance of a Technical Opinion by SEMA (PT 132963-CMIN-SUIMIS-2020). The main Operating License is valid until November 13, 2026.

20.2 Environmental Management

20.2.1 Environmental Management System

NX Gold has operated under an ISO 14001-certified environmental management system since 2023. As part of the management system, preventive practices are carried out to assess environmental aspects and impacts, and control measures are adopted that include environmental treatment and monitoring.

20.2.2 Waste and Tailings Disposal

NX Gold has a Solid Waste Management Plan that guides all activities since the generation of each type of waste to its final disposal. Its guiding principle is to maximize recycling or reuse of waste whenever possible and good practices, from care in the stages of segregation, packaging, storage, collection, internal and external transportation, treatment, and final disposal, ensuring the safety of workers and the environment.

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Approximately 99% of the tailings produced in NX Gold's operations are classified as non-hazardous according to current Brazilian regulations. Part of this is reused to fill exhausted underground mining voids, and the remainder is disposed of in dry stacks, which involves prior dewatering in pond systems. The portion of non-inert tailings that contains cyanide is managed and stored separately, in a double-lined excavated pond.

The pond stability conditions are regularly monitored by a specialized geotechnical company. Independent analyses confirm the pond stability.

20.2.3 Biodiversity Management

NX Gold is in the Cerrado Biome, known as the Brazilian savanna. This biome is the second largest in Brazil and one of the savanna ecosystems with the greatest biological diversity in the world. The company works to ensure that its activities cause minimal disturbance to the fauna and flora and conducts regular monitoring campaigns.

Prior to NX Gold's operations, artisanal mining activities were carried out within the mine site area and adjacent mineral tenures. Restoration in the mine area has been completed and NX Gold has offered professional assistance to neighboring properties for the environmental rehabilitation. Using seedlings of native Cerrado species grown in its own nursery, it maintains a program of revegetation maintenance and monitoring of these degraded areas.

20.2.4 Water Management

NX Gold maintains its focus on reducing freshwater use and increase water recirculation practices. In addition, it maintains routine environmental monitoring campaigns as a practice for managing the quality of groundwater, river water, and effluents.

20.3 Social or Community Impact

NX Gold actively cultivates good relations with stakeholders in the municipality of Nova Xavantina, including community members, social organizations, local government, local suppliers, and landowners near the operation.

The company actively participates in initiatives supported by municipal stakeholders for waste collection, river preservation, educational events, social inclusion, and equity. Traditionally, NX Gold promotes the Annual Sustainability Gymkhana, an environmental education event that involves all schools in the municipality of Nova Xavantina, with activities to raise awareness about environmental practices.

NX Gold donates money and intellectual capital to a local organization that supports vulnerable children and young people, contributing to the development of skills and increased competencies through intensive complementary activities involving arts, music, seedling production, recycling, cooking workshops, local sporting events and teams, computer classes, health, and quality of life. Other programs are aimed at helping domestic animals, traffic safety campaigns, and environmental education in schools. NX Gold prioritizes hiring residents and suppliers, and through royalties and taxes, its operations provide a significant economic contribution to the region.

199

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The closure plan was developed in accordance with Brazilian legislation, based on the national regulations governing the Mining Code and Mine Closure Plan, with the aim of ensuring safe and sustainable closure . The most recent update to the Closure Plan was issued in January 2025 , and covers the full closure, including : i. Decommissioning equipment and industrial infrastructure. ii. Stabilization and recovery of mined areas. iii. Technical closure of the tailings dam. iv. Revegetation and environmental restoration. v. Long - term environmental monitoring. The closure and reclamation costs were estimated at approximately BRL 59 . 8 M (USD 10 . 9 ) and cover all current and approved facilities, and addresses progressive and final closure actions, post - closure inspections, and monitoring . This amount has been calculated and provisioned, representing the best practices of the Brazilian and international mining industry . The closure activities and estimated costs are provided in Table 20 - 1 . Table 20 - 1: Closure & reclamation activities and estimated costs, in BRL Estimated Cost (BRL $M) Closure & Reclamation 8.7 Pre - closure activities (studies. analyses) 0.2 Open Pit reclamation 6.6 Dry Tailings Storage Facility 2.0 Tailing Ponds 17.3 industrial facility and support structures demolition 15.0 Monitoring 59.8 Total All environmental permits supporting the current operations were first filed with the Environmental Secretary of Mato Grosso (SEMA) in 2007 . The Environmental Impact Study (EAI ; Process number 296438 / 2007 ) and Environmental Impact Report (RIMA ; 296438 / 2007 ) were subsequently approved along with NX Gold’s Environmental Control Plan (PCA) by SEMA ( 217586 / 2008 ) . Subsequently, an Installation License was obtained, allowing construction to begin . After the mine was built and commissioned, the Nova Xavantina Project - Araés Gold Mine received its Operating License . Continuous environmental monitoring associated with the Operating License is mandatory, carried out by contracted companies specializing in fauna and flora monitoring . Since the second half of 2024 , new Environmental Operating Licenses have been requested from the state of Mato Grosso . These licenses are issued by SEMA - MT after document and environmental analysis, approximately six months after they are requested . The environmental monitoring required to be carried out by NX Gold is in good standing . 200

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The QPs are not aware of any material environmental or permit risks to the current operations nor the forecast production plan associated with the estimated Mineral Reserves. 201

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21 CAPITAL AND OPERATING COSTS

21.1 Introduction

The capital and operating costs outlined in Section 21 correspond to the Mineral Reserves LOM Production Plan as outlined in Section 16 of this Report. The capital and operating cost estimates were prepared based on operating performance of the Xavantina operation.

The QPs reviewed the capital and operating cost estimates prepared by Xavantina and found them to be in accordance with industry norms, and sufficient for use in support of the current Mineral Reserve estimate.

21.2 Capital Cost Estimates

The total capital cost estimate for the Mineral Reserve LOM Production Plan is approximately US$130M and is based on supporting the requirements for the mining and processing operations of the current Mineral Reserves over estimated operating life of the Xavantina Operations. Total capital investments include capitalized mine development, equipment acquisition as well as ongoing sustaining capital requirements. Capital cost projections are based upon vendor quotes and management estimates incorporating historical operating data and previously supplied quotes from the current operations. Capital expenditure estimates reflect the total cost for developing and extracting the current Mineral Reserves included in the Mineral Reserve LOM Production Plan. Total estimates by category are presented in USD in Table 21-1.

Table 21-1: Total LOM Capital Expenditure Estimate

Category	LOM Total (USD 000s)*
UG Mine Development	61,257
Infrastructure	22,282
Safety & Environment	8,569
UG Equipment	28,914
Other Capital Costs	8,706
Total Capital Cost	**129,728**

*BRL amounts converted to USD at a USD:BRL foreign exchange ratio of 5.50

The capital cost breakdown can be described as follows:

i. Underground capitalized development includes underground horizontal development required to access the Santo Antônio and Matinha orebodies

ii. Capitalized infrastructure includes all ventilation, pumping, electrical, civil and mechanical works to expand and sustain the underground operations and processing facility.

iii. Underground equipment costs include all costs related to purchases of mobile equipment necessary for development and extraction of ore.

iv. Safety and environmental costs include all requirements for mine, tailings and waste dump recoveries, licensing and permitting expenditures, and safety investments (refuge chambers, materials, escape ways, fire suppression systems, and other protection systems).

v. Other capital consists primarily of equipment rebuilds and ongoing reclamation work.

vi. Capital costs do not include project financing and interest charges, working capital, or capitalized exploration.

202

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT An operating cost model was generated based on actual historic operating performance at the Xavantina Operations, utilizing specific consumption coefficients based on operational data . Cost estimates are built using first principles incorporating both fixed and variable components to account for production rate variations . Costs were adjusted annually based on the changes to ore sources including rock support, transport, and infrastructure requirements . Underground mining costs consist of the operational costs related to ore extraction at the Xavantina Mine . Direct mining costs include drilling, blasting, and mucking . Indirect costs include ore and waste transport and mine services . Processing costs include salaries, operating materials, and power . The operating cost estimates rely on the following assumptions : iii. i. The specific consumption coefficients for all mining and processing consumables were analyzed based on historical usage and projected forward, incorporating changes in the production plan and continuous improvement initiatives . This ensures alignment with mine production targets and capital improvement projects . ii. Power costs were estimated based on the load capacity of each piece of equipment and operational area, considering availability, utilization rates, and power factor . Pricing assumptions reflect the anticipated increase in demand and the corresponding rise in associated costs . General and Administrative (G&A) costs include support functions for the mine, such as Human Resources, Accounting, IT, Communications, and Legal . Table 21 - 2: Average LOM Operating Costs Cost in USD* Cost Parameter, Average LOM 94.99 Mining Cost ( US$/tonne ROM ) 55.55 Processing Cost (US$/tonne ROM) 29.47 Operational Support Costs (US$/tonne ROM) 24.57 G&A Cost (US$/tonne ROM) *BRL amounts converted to USD at a USD:BRL foreign exchange ratio of 5.50 QP is of the opinion that, based on the available information on Xavantina’s operations, the operating cost and capital cost estimations adhere to best practices outlined in the CIM guidelines . The estimate effectively incorporates detailed cost breakdowns across mining, processing, and general administration while also leveraging existing operating data for its planned production expansion . Although the operating costs associated with the sublevel stoping method are consistent and comparable to similar operations in Brazil, it is recommended to implement strict control over the executed operating costs at the Xavantina mine, including backfilling costs, as it is currently in an expansion phase . This will ensure that future conversions of mineral resources into mineral reserves are based on updated and representative costs . 203

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Financial information has been excluded as Ero Copper is a producing issuer, as such term is defined under NI 43 - 101 . The Xavantina Operations are currently in production, and no material expansion of operations is currently planned . 204

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT There are no relevant adjacent properties to the Xavantina Operations. 205

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT There is no other relevant data available regarding the Xavantina Operations. 206

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT The QP found that the procedures and processes adopted by Xavantina personnel to produce the geological models were executed according to industry standards . Sampling, QA/QC, security and data control were similarly in line with industry practices and support the current Mineral Resource and Mineral Reserve estimates . A 3 D model for mineralization was developed for the Xavantina Operations using Leapfrog Geo 5.1 software based on drill hole and channel sampling constrained to grades above 0.1 g/t Au. The QP has thoroughly reviewed the operations, considering all relevant factors, and has found no significant issues that could adversely impact the development or extraction of the Mineral Reserves . The assessment of Mineral Reserves estimate for the Xavantina Operations indicates that the estimates have been conducted in accordance with industry best practices, demonstrating both technical and economic feasibility . Mineral Reserves are based on a long - term gold price of US $ 2 , 100 per ounce (oz), and a USD : BRL foreign exchange rate of 5 . 50 . Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources . The conservative approach taken in estimating the gold price for cutoff grade calculations serves as a prudent measure to mitigate potential risks associated with future market fluctuations . The Mineral Reserve estimate includes operational dilution of 10 % plus planned dilution of approximately 23 % within each stope for sublevel stoping areas and operational dilution of 8 . 5 % plus planned dilution of 7 % for remaining room and pillar areas . It also assumes mining recovery of 90 % for sublevel stoping and 92 . 5 % for remaining room and pillar areas . “Practical mining shapes (wireframes) were designed using the geological wireframes and the Mineral Resource block model as a guide . The sublevel stoping mining method and pillar recovery in the room and pillar areas have been applied under favourable rock conditions, and no issues related to overall underground mine stability and infrastructure have been observed . These methods are appropriate for the Xavantina mine . The design of the paste fill system for the Xavantina Operations is adequate for the Report at feasibility level and provides support for the current Mineral Reserves and life of mine production plan . 207

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

26 RECOMMENDATIONS

26.1 Mineral Resources

To support the Mineral Resource and Mineral Reserve estimation process and ensure the continuity of mining operations, the QPs recommend the following work program:

i. Despite the high variability of gold grades in duplicate samples, results remain within acceptable limits. Further studies, including metallic screening analysis, are recommended to verify whether the coarse size of the gold grains is causing the moderate-to-low analytical precision.

ii. The Santo Antônio zone remains open at depth, and drilling has continued to explore and extend the mineralization down plunge and laterally. It is recommended that NX Gold continue with step-out and infill drilling to further test the extension and continuity of mineralization at depth. It is also recommended that this drilling tests the margins of the mineralized zones to assess the smoothing effect and any local bias in Au grades.

iii. NX Gold should continue to undertake additional infill drilling campaigns to upgrade the classification of Mineral Resources at the Matinha vein.

iv. NX Gold is conducting and should continue to conduct drilling programs to evaluate the potential of regional exploration targets

v. NX Gold should evaluate an updated Mineral Resource classification approach for the next Mineral Resource declaration, incorporating ranking-based criteria and uncertainty metrics derived from sample spacing and production volumes, consistent with practices recommended in recent literature (for example, the "15% rule").

26.2 Mineral Reserves

i. Geomechanical characterization work should be carried out on an ongoing basis to support mining operations, mine design, and to update geotechnical support requirements. It is recommended that numerical modeling and stress-displacement analysis be performed to assess stress redistribution and strength factors for both the hanging wall and temporary sill pillars to evaluate potential risks to overall stability during and after the removal of the sill pillars.

ii. Since the expansion of production is supported by the implementation of the sublevel stoping mining method, it is crucial that strict control procedures for ore drive development, drilling, and blasting are established to ensure that modifying factors, such as dilution and mining recovery, remain within the required values.

26.3 Mineral Processing and Metallurgical Testing

i. The metallurgical test work reported in this section was carried out in 2019 and does not fully reflect the current life-of-mine (LOM) plan. Since 2012, however, the operation has generated a substantial record of metallurgical performance, with LOM plant recoveries averaging approximately 89% and ranging between 90% and 94% from 2018 to 2025. This operating history provides a strong basis for understanding current plant behavior. It is nevertheless recommended that the metallurgical test work program be extended and updated to include material representative of the planned LOM feed, particularly at grades below 3.5 g/t Au, which differ materially from the historical head grades of about

208

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 10 g/t Au. A lower head grade can influence both appropriate test conditions and the resulting recoveries. Some historical test work reported gold recoveries of up to 96%, compared with an average plant recovery of approximately 89% based on long - term operating data. This difference should be evaluated in the context of ore variability and plant operating conditions. A detailed review of plant performance, by unit operation and ore domain, is recommended to reconcile metallurgical test results with operating data and to refine future metallurgical projections. A summary budget of the proposed work program is provided in Table 26 - 1 . Table 26 - 1: GE21 Recommended Work Program 209 Budget (US$) Program $20,000 Duplicate sample study $5,000,000 Down - plunge exploration drill program in Santo Antônio vein $3,000,000 Infill Exploration drill program in the Matinha vein $1,000,000 Potential evaluation on other exploration targets including drill program $100,000 Update the metallurgical test works campaign $40,000 A detailed investigation of the plant performance $20,000 Additional studies regarding the recovery of the pillars $100,000 Geomechanical numerical modeling and stress - displacement analysis with finite elements $9,280,000 Total

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Almeida F.F.M., 1984, Província Tocantins - setor sudoeste. In: Almeida F.F.M. & Hasui Y. (eds.) O Pré - Cambriano do Brasil. São Paulo, Ed. Edgard Blucher, p. 265 - 281. Alvarenga C.J.S. & Trompette R., 1993, Brasiliano tectonic of the Paraguay Belt: the structural development of the Cuiabá region. Revista Brasileira de Geociências, 23:18 - 30 Alvarenga, C . J . S .; Moura, C . A .; Goyareb, P . S . S .; Abreu, F . A . M . Paraguay and Araguaia belts . In : Cordani, U . G .; Milani, E . J .; Thomaz Filho, A .; Campos, D . A . (Eds . ), Tectonic evolution of South América . Rio de Janeiro : 31 th . International Geological Congress, p . 183 - 194 , 2000 Barton, N., Lien, R., and Lunde, J. 1974. Engineering classification of rock masses for the design of tunnel support. Rock Mech., May, 189 - 236. Call & Nicholas, I. Geotechnical Review of Buracao Orebody. Tucson. Callori, D . and Maronesi, M . , 2011 , Mapeamento Geológico em Escala de 1 : 10 . 000 do Vale do Córrego Santo Antônio, Nova Xavantina - MT . Trabalho de Conclusão de Curso, Instituto de Ciências Exatas e da Terra, Universidade Federal do Mato Grosso, 71 p . Campos Nieto, M.D.C., 2013. Observaçoes preliminares sobre o contrôle estrutural da mineralização, Nova Xavantina. Internal report. 16 pages. Carter, T. G. Guidelines for use of the Scaled Span Method for Surface Crown Pillar Stability Assessment. Golder Associates, p. 34, 2002. Carvalho, D., 2016, Book - Mineração NX Gold, Nova Xavantina, April 2016. Desrochers, J. P., 2017, Site Visit at Xavantina Operations - Geological and Structural Report. Internal report. 16 pages. Frugis, G . L . , Campos Neto, M . C . , Westin, A . , Fanning, C . M . , 2024 , New perspectives on the tectonic evolution of the eastern Paraguay Belt revealed through zircon U - Pb - Hf - O systematics of the inner units, Precambrian Research, Volume 411 , 107529 , ISSN 0301 - 9268 , https : //doi . org/ 10 . 1016 /j . precamres . 2024 . 107529 . Groves, D . I . , Goldfarb, R . j . , Gebro - Mariam, M . , Hagemann, S . G . , and Robert, F . , 1998 . Orogenic gold deposits : A proposed classification in the context of their crustal distribution and relationship to other gold deposit types . Ore Geology Reviews . Vol . 13 , pp . 7 - 27 . Hutchinson, D. J.; Diederichs, M. S. Cablebolting in undergorund mines. 1st. ed. Richmond: BiTech Publishers Ltd., 1996. Martinelli CD . and Batista 1 . 1 . , 2006 , Deposito de Ouro dos Aráes : Distrito Aurífero Nova Xavantina, Extremo Leste de Mato Grosso - Províncias e Distritos Auríferos de Mato Grosso . In : C . Fernandes & R . R . Viana (cords . ) . Coletânea Geológica de Mato Grosso . Cuiabá . Ed . UFMT, vol . 2 , p . 55 - 72 . Martinelli, C.D., 1998, Petrologia, Estrutural e Fluidos da Mineralização Aurífera dos Aráes, Nova Xavantina. MT. Tese de Doutorado. Inst. Geoc e Cien Exatas, UNESP, 180p. Martinellli, C. D., 2010, Revisão estratigráfica da Seqüência Metavulcanossedimentar do Aráes, Nova Xavantina, MT. Contribuições a Geologia da Amazônia, vol. 6, PP. 139 - 155 National Instrument 43 - 101 Standards of Disclosure for Mineral Projects. 2011 p. 7043 - 7086. 210

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT NICKSON, S . D . 1992 . Cable support guidelines for underground hard rock mine operations . M . A . Sc . Thesis, Dept . Mining and Mineral Processing, University of British Columbia, 223 p . PARKER, H . M .; DOHM, C . E . Evolution of mineral resource classification from 1980 to 2014 and current best practice . In : FINEX 2014 Conference . 2014 . Pinho, F . E . C . , 1990 , Estudo das rochas encaixantes e veios mineralizados a ouro do Grupo Cuiabá na região denominada Garimpo do Araés, Nova Xavantina - Estado de Mato grosso, Universidade Federal do Rio Grande do Sul, 114 p . Rodriguez C. P., 2009, Coffey Mining Pty Ltd - Gold Resource Estimate - Mineração Caraíba S/A - Nova Xavantina Project, May 2009. Sial et al . , 2016 , Correlations of some Neoproterozoic carbonate - dominated successions in South America based on high - resolution hemostratigraphy, 2016 . Silva M . F . , 2007 , Aerogeofísica, litogeoquímica e geologia na caracterização do rifte intracontinental da Faixa Paraguai . Dissertação de Mestrado, Inst . Geocienc . Universidade de Brasília . 117 p . Soares M . L . & Reinhardt C . M . , 2018 , Geological Data Integration and Longitudinal Section Modelling, May 2018 . Socio, A . M . , 2008 , Contribuição a Geologia da Fazenda Araés, Nova Xavantina, Mato Grosso, Trabalho de Conclusão de Curso, Instituto de Ciências Exatas e da Terra, Universidade Federal do Mato Grosso, 46 p . Souza M . F .; Silva, C . H .; Costa, A . C . D . , 2011 , O Domínio Interno da Faixa Paraguai na Porção Centro Oeste da Folha Nova Xavantina SD - 22 - Y - B - IV, Leste de Mato Grosso . SBG, simpósio de Geologia do Centro - Oeste, 11 , Anais (CD) . Zeni, M . A . , 2019 , MZ Geotecnica, Geotechnical Report For The Nova Xavantina Project - May - 2019 . 211

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Effective Date: June 30, 2025 Report Date: December 19, 2025 <signed in the original> Porfirio Cabaleiro Rodriguez, FAIG <signed in the original> Leonardo de Moraes Soares, MAIG <signed in the original> Paulo Roberto Bergmann, FAusIMM <signed in the original> Hugo Ribeiro de Andrade Filho, FAusIMM <signed in the original> Branca Horta de Almeida Abrantes, MAIG 212

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT APPENDIX A Technical Report QP Certificates 213

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT I, Porfirio Cabaleiro Rodriguez, FAIG, (# 3708 ), as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated December 19 , 2025 with an effective date of June 30 , 2025 (the “Technical Report”), prepared for Ero Copper Corp . (the “Issuer”), do hereby certify that : 1) I am a Mining Engineer and Director for GE 21 Consultoria Mineral Ltda . , which is located on Avenida Afonso Pena, 3130 , 12 th floor, Savassi, Belo Horizonte, MG, Brazil - CEP 30130 - 910 . 2) I am a graduate of the Federal University of Minas Gerais, located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Mining Engineering (1978) . I have practiced my profession continuously since 1979 . 3) I am a Professional enrolled with the Australian Institute of Geoscientists (AIG) - (FAIG) # 3708 . 4) I am a professional Mining Engineer, with more than 44 years’ relevant experience in Mineral Resource and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold properties . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (NI 43 - 101 ) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I have supervised the preparation of the Technical Report . I am responsible for Chapters 22 , 23 , 24 , and jointly responsible for Chapter 27 . I am also responsible for the corresponding sections within Chapters 1 , 25 and 26 that are related to the foregoing Chapters of this Technical Report . 7) I have had prior involvement with the property that is the subject of this Technical Report as an author of the independent technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 21 , 2019 with an effective date of August 31 , 2018 , as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3 , 2020 with an effective date of September 30 , 2019 , as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8 , 2021 with an effective date of September 30 , 2020 , and as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated May 12 , 2023 with an effective date of October 31 , 2022 , prepared for the Issuer . The relationship with the Issuer was solely for professional works in exchange for fees based on rates set by commercial agreement . Payment of these fees is in no way dependent on the results of the Technical Report . 8) I personally inspected the property that is the subject of this Technical Report from the 28 th to 30 th of September, 2020 ; 18 th to 19 th of September, 2019 ; and 17 th to 18 th of September, 2018 . 9) As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible 214

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report. 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form. Belo Horizonte, Brazil, December 19, 2025 (Signed) “Porfírio Cabaleiro Rodriguez” Porfírio Cabaleiro Rodriguez, FAIG 215

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT I, Leonardo de Moraes Soares, MAIG (# 5180 ), as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated December 19 , 2025 with an effective date of June 30 , 2025 (the “Technical Report”), prepared for Ero Copper Corp . (the “Issuer”), do hereby certify that : 1) I am a Geologist for GE 21 Consultoria Mineral Ltda . , which is located on Avenida Afonso Pena, 3130 , 12 th floor, Savassi, Belo Horizonte, MG, Brazil - CEP 30130 - 910 . 2) I am a graduate of the Federal University of Minas Gerais, located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Geology (2002) . I have practiced my profession continuously since 2002 . 3) I am a Professional enrolled with the Australian Institute of Geoscientists (AIG) - (MAIG) # 5180 . 4) I am a professional Geologist, with more than 23 years’ relevant experience in Mineral Resource and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold properties . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (NI 43 - 101 ) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Chapters 2 , 3 , 4 , 5 , 6 , 7 , 8 , 9 , 10 , 11 , 12 , 14 , and jointly responsible for Chapter 27 . I am also responsible for the corresponding sections within Chapters 1 , 25 and 26 that are related to the foregoing Chapters of this Technical Report . 7) I have had prior involvement with the property that is the subject of this Technical Report as an author of the independent technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 21 , 2019 with an effective date of August 31 , 2018 , as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3 , 2020 with an effective date of September 30 , 2019 , as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 8 , 2021 with an effective date of September 30 , 2020 , and as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated May 12 , 2023 with an effective date of October 31 , 2022 , prepared for the Issuer . The relationship with the Issuer was solely for professional works in exchange for fees based on rates set by commercial agreement . Payment of these fees is in no way dependent on the results of the Technical Report . 8) I personally inspected the property that is the subject of this Technical Report from the 22 nd to 23 rd of September, 2025 ; 27 th to 28 th of September, 2022 ; 18 th to 19 th of September, 2019 ; 14 th to 18 th of May, 2018 ; and 19 th to 22 nd of February, 2018 . 9) As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 216

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report. 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form. Belo Horizonte, Brazil, December 19, 2025 (Signed) “Leonardo de Moraes Soares” Leonardo de Moraes Soares, MAIG 217

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT I, Paulo Roberto Bergmann, FAusIMM (# 333121 ), as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated December 19 , 2025 with an effective date of June 30 , 2025 (the “Technical Report”), prepared for Ero Copper Corp . (the “Issuer”), do hereby certify that : 1) I am a Mining Engineer for GE 21 Consultoria Mineral Ltda . , which is located on Avenida Afonso Pena, 3130 , 12 th floor, Savassi, Belo Horizonte, MG, Brazil - CEP 30130 - 910 . 2) I am a graduate of the Federal University of Minas Gerais, located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Mining Engineering (1983) . I have practiced my profession continuously since 1983 . 3) I am a Professional enrolled with the Australasian Institute of Mining and Metallurgy (AusIMM) - (“FAusIMM” # 333121 ) . 4) I am a professional Mining Engineer, with more than 39 years’ relevant experience in Mineral Processing and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold properties . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (NI 43 - 101 ) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Chapters 13 , 17 , and jointly responsible for Chapter 27 . I am also responsible for the corresponding sections within Chapters 1 , 25 and 26 that are related to the foregoing Chapters of this Technical Report . 7) I have had prior involvement with the property that is the subject of this Technical Report as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3 , 2020 with an effective date of September 30 , 2019 , prepared for the Issuer . The relationship with the Issuer was solely for professional works in exchange for fees based on rates set by commercial agreement . Payment of these fees is in no way dependent on the results of the Technical Report . 8) I personally inspected the property that is the subject of this Technical Report from the 22 nd to 23 rd of September, 2025; and 21 st to 23 rd of October, 2019. 9) As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report. 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form. 218

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Belo Horizonte, Brazil, December 19, 2025 (Signed) “Paulo Roberto Bergmann” Paulo Roberto Bergmann, FAusIMM 219

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT I, Hugo Ribeiro de Andrade Filho, FAusIMM (CP) # 323096 , as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated December 19 , 2025 with an effective date of June 30 , 2025 (the “Technical Report”), prepared for Ero Copper Corp . (the “Issuer”), do hereby certify that : 1) I am a Consulting Engineer for GE 21 Consultoria Mineral Ltda . , which is located on Avenida Afonso Pena, 3130 , 12 th floor, Savassi, Belo Horizonte, MG, Brazil - CEP 30130 - 910 . 2) I am a graduate of the Federal University of Bahia (UFBA), located in the state of Bahia, Brazil and hold a Bachelor of Science Degree in Mining Engineering (1997) . I have practiced my profession continuously since 1997 . 3) I am registered as a Fellow of the Australasian Institute of Mining and Metallurgy, accredited as a Chartered Professional, Registered Member #323096. 4) I am a professional Mining Engineer, with more than 27 years’ relevant experience in Mine Planning and in Mineral Resource and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold properties . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (NI 43 - 101 ) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Chapters 15 , 16 , 18 , 19 , 21 , and jointly responsible for Chapter 27 . I am also responsible for the corresponding sections within Chapters 1 , 25 and 26 that are related to the foregoing Chapters of this Technical Report . 7) I have had no prior involvement with the property that is the subject of this Technical Report. 8) I personally inspected the property that is the subject of this Technical Report from the 22 nd to 23 rd of September, 2025. 9) As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report. 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form. 220

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Belo Horizonte, Brazil, December 19, 2025 (Signed) “Hugo Ribeiro de Andrade Filho” Hugo Ribeiro de Andrade Filho, FAusIMM(CP) 221

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT I, Branca Horta de Almeida Abrantes, MAIG # 8145 , as an author of the technical report titled “Technical Report on the Xavantina Operations, Mato Grosso, Brazil”, dated December 19 , 2025 with an effective date of June 30 , 2025 (the “Technical Report”), prepared for Ero Copper Corp . (the “Issuer”), do hereby certify that : 1) I am a Geographer for GE21 Consultoria Mineral Ltda., which is located on Avenida Afonso Pena, 3130, 12 th floor, Savassi, Belo Horizonte, MG, Brazil - CEP 30130 - 910. 2) I am a graduate of the Centro Universitário de Belo Horizonte (UNI - BH), located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Geography and Environmental Analysis, and an MBA in Project Management from Fundação Getúlio Vargas (FGV), Brazil . I have practiced my profession continuously since 2005 . 3) I am a member of the Australian Institute of Geoscientists (MAIG #8145). 4) I am a professional Geographer, with more than 20 years’ relevant experience in the environmental sector, including extensive involvement in environmental assessments related to Mineral Resource and Mineral Reserve studies and numerous mining projects in Brazil . 5) I have read the definition of “qualified person” set out in National Instrument 43 - 101 – Standards of Disclosure for Mineral Projects (NI 43 - 101 ) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43 - 101 , and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43 - 101 . 6) I am responsible for Chapter 20 , and jointly responsible for Chapter 27 . I am also responsible for the corresponding sections within Chapters 1 , 25 and 26 that are related to the foregoing Chapters of this Technical Report . 7) I have had no prior involvement with the property that is the subject of this Technical Report. 8) I have not personally inspected the property that is the subject of this Technical Report. 9) As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading . 10) I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report. 11) I am independent of the Issuer, applying all the tests in section 1.5 of NI 43 - 101. 12) I have read NI 43 - 101 and Form 43 - 101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form. 222

Mineral Resource and Mineral Reserve Estimate of the Xavantina Operations, Nova Xavantina FORM 43 - 101F1 TECHNICAL REPORT Belo Horizonte, Brazil, December 19, 2025 (Signed) “Branca Horta de Almeida Abrantes” Branca Horta de Almeida Abrantes, MAIG 223